    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 7, 2001

                                                      REGISTRATION NO. 333-67350
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------


                                AMENDMENT NO. 5

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        NORTHWEST BIOTHERAPEUTICS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                            2834                           94-3306718
 (STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                       21720 - 23RD DRIVE S.E., SUITE 100
                           BOTHELL, WASHINGTON 98021
                                 (425) 608-3000
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                DANIEL O. WILDS
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       21720 - 23RD DRIVE S.E., SUITE 100
                           BOTHELL, WASHINGTON 98021
                                 (425) 608-3000
(NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)

                                   COPIES TO:

                MICHAEL E. MORGAN                                  ROBERT M. SMITH
                 JIM D. JOHNSTON                                DEWEY BALLANTINE LLP
                 BRIAN B. DEFOE                            525 MIDDLEFIELD ROAD, SUITE 250
         LANE POWELL SPEARS LUBERSKY LLP                  MENLO PARK, CALIFORNIA 94025-3460
          1420 FIFTH AVENUE, SUITE 4100                       TELEPHONE: (650) 462-7400
         SEATTLE, WASHINGTON 98101-2338
            TELEPHONE: (206) 223-7000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
                                                                PROPOSED MAXIMUM
                  TITLE OF EACH CLASS OF                       AGGREGATE OFFERING          AMOUNT OF
                SECURITIES TO BE REGISTERED                         PRICE(1)          REGISTRATION FEE(2)
-----------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value.............................       $40,250,000               $10,063
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

(1) Estimated for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.

(2) Previously paid.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED DECEMBER 7, 2001


PROSPECTUS
                                3,500,000 SHARES

                                      LOGO

                                  COMMON STOCK

                         ------------------------------

     This is the initial public offering of 3,500,000 shares of the common stock of Northwest Biotherapeutics, Inc. We are selling all of the shares of our common stock offered under this prospectus. We anticipate that the initial public offering price will be between $8.00 and $10.00 per share.

     There is currently no public market for our shares. We have applied to have our common stock approved for listing on the Nasdaq National Market under the symbol "NWBT."

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7 TO READ ABOUT RISKS YOU SHOULD CONSIDER CAREFULLY BEFORE BUYING SHARES OF OUR COMMON STOCK.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------

                                                              PER SHARE     TOTAL
                                                              ---------    -------
Public offering price.......................................   $           $
Underwriting discounts and commissions......................   $           $
Proceeds, before expenses, to Northwest Biotherapeutics.....   $           $

                         ------------------------------

     We have granted the underwriters a 30-day option to purchase up to an additional 525,000 shares of common stock from us at the initial public offering price less the underwriting discounts. The underwriters expect to deliver the
shares on or about             , 2001.

C.E. UNTERBERG, TOWBIN
                    FAHNESTOCK & CO. INC.
                                       ROTH CAPITAL PARTNERS, LLC

               The date of this prospectus is             , 2001.

                               PROSPECTUS SUMMARY

     The following summary highlights the more detailed information and the consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read this entire prospectus carefully, especially the discussion of risks of investing in our common stock set forth under the caption "Risk Factors" and the consolidated financial statements and accompanying notes, before you decide to buy our common stock.

OVERVIEW

     We are a biotechnology company focused on discovering, developing, and commercializing immunotherapy products that safely generate and enhance immune system responses to effectively treat cancer. The American Cancer Society estimates that in the United States, cancer will strike approximately 50% of men and 33% of women. It is the second largest cause of death in the United States after heart disease and is expected to result in approximately 553,000 deaths during 2001. The direct medical costs related to treating cancer in the United States were estimated to be $60 billion in 2000.

     Currently approved cancer treatments are frequently ineffective and can cause undesirable side effects. Our approach in developing cancer therapies combines our expertise in the biology of dendritic cells, which are a type of white blood cells that activate the immune system, monoclonal antibodies, which are antibodies that are identical to each other and that target only one specific disease target, or antigen and immunology and antigen discovery. We use our proprietary technologies to develop cancer therapies. These therapies are derived from our two versatile product development programs, DCVax and HuRx.

     DCVax. DCVax is our product candidate platform designed to create cancer immunotherapies, which are treatments that stimulate a patient's immune system. DCVax utilizes dendritic cells, which ingest and break up antigens and then train the immune system to target specific types of cancers. Our DCVax therapies are designed to safely elicit potent immune responses that eliminate cancer cells. We are currently developing four DCVax product candidates. Our lead DCVax product candidate, DCVax-Prostate, is a prostate cancer treatment for which we are commencing a Phase III clinical trial. DCVax-Prostate uses prostate-specific membrane antigen, or PSMA, an antigen highly specific to prostate cells, to stimulate patients' immune systems to target prostate cancer cells. We observed stabilization of disease in 52% (14 of 27) of the patients in our Phase I/II clinical trial for DCVax-Prostate. Nine of these stable patients did not have measurable metastatic disease at the time of treatment and all nine were stable, as measured by radiographic criteria, at weeks 23 to 28. These results can be compared to results for another experimental therapy given to similar patients without metastatic disease that had a median time to progression of 29 weeks. Patients with measurable metastatic disease in our Phase I/II clinical trial had a median time to progression of 20 weeks. These results can be compared to results for another experimental therapy given to patients with metastatic disease that had a median time to progression of 12 weeks. Eighty-three percent (83%) of patients had an immune response following treatment with DCVax-Prostate, as measured by the amount of immune-reactive substances found in the blood of patients, which formed specifically in response to PSMA. To date, we have observed no significant adverse side effects from DCVax-Prostate. Our second DCVax product candidate, DCVax-Brain, is moving towards a Phase II clinical trial for glioblastoma, a lethal form of brain cancer. Our third DCVax product candidate is DCVax-Lung, for which an application has been submitted to the FDA in support of a Phase I clinical trial for non-small cell lung cancinoma, the most prevalent form of lung cancer. Our fourth DCVax product candidate is designed to treat renal cancer and is in pre-clinical development.

     HuRx. Our HuRx product candidates are based on antibodies that are known as fully human monoclonal antibodies. Unlike monoclonal antibodies, fully human monoclonal antibodies do not contain mouse proteins. In partnership with Medarex, Inc., we have assembled an initial portfolio of four HuRx product candidates targeted to treat several types of cancers. Our lead HuRx product candidate, HuRx-Prostate, is a fully human antibody-based therapy for the treatment of prostate cancer. HuRx-Prostate is currently being manufactured for our anticipated Phase I clinical trial. We have observed significant anti-cancer activity in tests of human prostate cancer cell cultures treated with HuRx-Prostate. Our other HuRx product candidates are in pre-clinical development.

DCVAX/HURX: THERAPEUTIC ADVANTAGES

     DCVax and HuRx are designed to stimulate and enhance a patient's immune response to cancer. We believe that DCVax and HuRx products can overcome the limitations of current cancer therapies and offer cancer patients safe and effective treatment alternatives, alone or in combination with other therapies.

DCVAX

     Our DCVax platform combines our expertise in dendritic cell biology, immunology, and antigen discovery with our proprietary process of producing and cultivating dendritic cells outside a patient's body to develop therapeutic products that stimulate beneficial immune responses to treat cancer. We believe that DCVax has the following characteristics, the total of which, we believe, makes it a potentially attractive therapeutic alternative to current therapies:

     - Activates The Natural Immune System. Our DCVax products are designed to elicit a natural immune response. We believe that our pre-clinical and clinical trials have demonstrated that our DCVax product candidates can train a portion of a patient's own white blood cells, known as Killer T cells, to seek and destroy targeted cancer cells. Our clinical trials have shown that DCVax-Prostate stimulates the body to produce antibodies that bind to cancer-associated antigens and potentially destroy cancer cells marked by these antigens.

     - Multiple Cancer Targets. We intend to apply our DCVax platform to treat a wide variety of cancers. The DCVax platform affords the flexibility to target many different forms of cancer through the pairing of dendritic cells with cancer-associated antigens, fragments of cancer-associated antigens or deactivated whole cancer cells.

     - No Significant Adverse Side Effects Or Toxicity. Our lead DCVax product candidate, DCVax-Prostate, has shown mild injection site reactions, which were typical and fully anticipated, but no significant adverse side effects in over 110 clinically administered injections. We believe that our use of the patient's own dendritic cells to create our DCVax products minimizes the potential for toxicity. Additionally, because our DCVax products are designed to target the cancer-associated antigens in the patient, we believe they minimize collateral damage to healthy cells.

     - Rapid Pre-Clinical Development. We believe that our DCVax technology, which has been safely administered in a Phase I/II clinical trial for prostate cancer, will enable us to rapidly move new potential products into clinical trials within six to nine months of concept, subject to FDA approval. Identifying promising new DCVax product candidates simply requires identification of cancer-associated antigens, fragments of cancer-associated antigens or whole cancer cells. To date, we have identified six cancer-associated antigens over a period of two years.

     - Ease Of Administration. We initially collect a patient's white blood cells in a single standard outpatient procedure called leukapheresis. After patient-specific manufacturing and quality control testing, each small dose of a DCVax product is administered by a simple injection into the skin layer, known as intradermal injection, in an outpatient setting.

     - Complementary With Other Treatments. Our DCVax products are designed to stimulate the patient's own immune system to safely target cancer cells. Consequently, we believe these products may be complementary to traditional therapies such as chemotherapy, radiation therapy, hormone therapy and surgery.

HURX

     Our HuRx platform combines our expertise in monoclonal antibodies, immunology and antigen discovery with strategic partners who have expertise in fully human monoclonal antibody development and production. We are co-developing our initial HuRx products with Medarex, Inc. We believe this strategic partnership will enable us to create proprietary fully human monoclonal antibody-based cancer therapies. Products derived from our HuRx platform will have the following characteristics, the total of which, we believe, will make them potentially attractive therapeutic alternatives to current therapies:

     - Fully Human Antibodies. Currently approved monoclonal antibody-based therapies contain mouse proteins or fragments of such proteins. Consequently, these therapies have the potential to elicit unwanted immune responses against the mouse proteins or protein fragments. Our HuRx products are based on monoclonal antibodies that are fully human, and thus do not contain any mouse proteins. As a result, we expect these products to exhibit a favorable safety profile and no unwanted immune response against the HuRx antibody-based therapy itself.

     - Rapid Pre-Clinical Development. Our strategic partnership with Medarex is designed to enable us to rapidly develop product candidates from our antigen discovery program. Consequently, we believe that, subject to FDA review, we can progress from antigen discovery to the commencement of clinical trials for each new HuRx product candidate in twelve months or less.

     - Cancer Specificity. The antigens used in HuRx product candidates are significantly over-expressed in cancer cells. Our HuRx antibodies bind to these targeted cancer-associated antigens and potentially destroy cancer cells marked by these antigens. To date, we have successfully identified four clinically validated antigens associated with six different cancers.

     - Multiple Therapeutic Applications. We believe that HuRx antibodies may be used as stand-alone products that bind to cancer-associated antigens and potentially destroy cancer cells marked by these antigens. HuRx antibodies may also be capable of enabling the targeted delivery of existing therapies such as radiation and chemicals that destroy cells, known as cytotoxic agents. The inherent toxic effects of cytotoxic agents and radioactive materials on normal tissue are minimized by coupling these agents to antibodies that have a high degree of specificity to cancer cells.

     - Commercialization. Based on our experience with the manufacturing of HuRx antibodies for our clinical trials, we believe the manufacturing of these antibodies can be scaled to meet market demand upon FDA approval. Antibody-based products are typically characterized by an inherent stability, resulting in a commercially acceptable shelf-life.

     - Complementary With Other Treatments. We believe that our HuRx products will be suitable for use alone or in combination with currently approved therapies due to their complementary cell-killing properties.

DCVAX/HURX: CLINICAL AND PRECLINICAL DEVELOPMENT PROGRAMS

     We are developing DCVax and HuRx-based therapeutic products for the treatment of cancer. We have completed or largely completed our research and pre-clinical testing phases of four product candidates, two of which, DCVax-Prostate and DCVax-Brain, are in clinical trials. We have submitted an application to the FDA to support a Phase I clinical trial for DCVax-Lung, and we intend to submit an application to the FDA to enable us to begin clinical testing for HuRx-Prostate. Additionally, we have numerous projects in pre-clinical research and development. We are also actively engaged in the research and discovery of cancer-associated antigens and fragments of cancer-associated antigens that can be used with our DCVax and HuRx platforms. The following table summarizes the targeted indications and status of our DCVax and HuRx product candidates:

-------------------------------------------------------------------------------------------------------
   PRODUCT CANDIDATE             TARGET INDICATION                            STATUS
-------------------------------------------------------------------------------------------------------
  DCVAX PLATFORM
-------------------------------------------------------------------------------------------------------
  DCVax-Prostate          Prostate cancer                  Phase III -- protocol submitted to the FDA
  DCVax-Brain             Glioblastoma                     Phase II  -- trial planned to begin Q2 2002
  DCVax-Lung              Non-small cell lung cancer       Phase I  -- application submitted to the FDA
  DCVax-Renal             Renal cancer                     Pre-clinical
-------------------------------------------------------------------------------------------------------
  HURX PLATFORM
-------------------------------------------------------------------------------------------------------
  HuRx-Prostate           Prostate cancer                  Phase I  -- trial planned to begin Q3 2002
  HuRx-Lung               Small cell lung cancer           Pre-clinical
  HuRx-Breast             Breast cancer                    Pre-clinical
  HuRx-Brain              Glioblastoma                     Pre-clinical
  HuRx-Colon              Colon cancer                     Pre-clinical
  HuRx-Melanoma           Melanoma                         Pre-clinical
  Flt4                    Prostate cancer                  Pre-clinical
-------------------------------------------------------------------------------------------------------

OUR STRATEGY

     Our objective is to become the leading biotechnology company focused on immunotherapy products designed to effectively treat cancer. To achieve this objective, we are pursuing the following strategic initiatives:

     - Maximize Speed To Market Of DCVax-Prostate. We are commencing a Phase III clinical trial for DCVax-Prostate, which if successful, will allow us to bring DCVax-Prostate to market. Because DCVax-Prostate addresses late-stage prostate cancer, we intend to apply to the FDA for fast-track designation.

     - Expand DCVax To Multiple Cancers. We are also applying our DCVax platform to brain, lung and renal cancers. We have conducted extensive pre-clinical studies on the applicability of our DCVax platform to each of these cancers. Subject to FDA approval, we expect to begin a Phase II clinical trial for DCVax-Brain and a Phase I clinical trial for DCVax-Lung within 12 months.

     - Establish A Competitive Position In Antibody-Based Cancer Therapies. We are expanding the development of our HuRx products through our strategic partnership with Medarex. We have completed extensive pre-clinical studies on HuRx-Prostate, our lead HuRx product candidate. Subject to FDA approval, we expect to begin a Phase I clinical trial within twelve months.

     - Diversify Our Product Portfolio. We will continue to utilize our antigen discovery expertise to identify and validate new cancer-associated antigens that can be paired with our DCVax and HuRx technologies. In addition, we intend to accelerate the development of a broader product portfolio by licensing or acquiring complementary technologies, patents and product candidates.

     - Establish Strategic Partnerships. We intend to enter into additional strategic partnerships with various corporate collaborators and academic research institutions to augment our development and commercialization efforts. Although we intend to retain rights to products that we can commercialize ourselves, we intend to collaborate with strategic partners to support the development and commercialization of some of our products. We may also enter into strategic partnerships to obtain value for our proprietary DCVax and HuRx technologies outside our areas of interest.

                      ------------------------------------

     None of our primary product candidates have received regulatory approval for commercial sale and no such approval may be received unless we successfully complete clinical trials that demonstrate to the satisfaction of the U.S. Food and Drug Administration that our candidates are safe and effective for the uses we propose. We are a development stage company and, as of September 30, 2001, had an accumulated deficit of approximately $40.5 million since our inception in March 1996 and outstanding debt of approximately $3.0 million.

     Our principal executive offices are located at 21720-23rd Drive S.E., Suite 100, Bothell, Washington 98021, and our telephone number is (425) 608-3000. Our corporate website is www.nwbio.com. We do not intend the information contained on our website to be part of this prospectus. We were incorporated in Delaware in July, 1998 as the successor to Northwest Biotherapeutics, LLC, a limited liability company formed in Washington in March 1996.

     DCVax(TM) and HuRx(TM) are our trademarks. This prospectus also refers to trademarks and trade names of other organizations.

                                  THE OFFERING

     The following information assumes that the underwriters do not exercise their over-allotment option to purchase additional shares in the offering.

Common stock we are offering........     3,500,000 shares

Common stock to be outstanding after
the offering........................     16,498,370 shares

Proposed Nasdaq National Market
symbol..............................     NWBT

Use of proceeds.....................     To fund clinical trial activities,
                                         pre-clinical research and development
                                         activities and contract manufacturing
                                         activities and to pay a fee to
                                         Northwest Hospital, with any remainder
                                         to fund general corporate purposes,
                                         including capital expenditures, and
                                         working capital to fund anticipated
                                         operating losses. See "Use Of
                                         Proceeds."

     Unless otherwise indicated, all information in this prospectus has been adjusted to reflect:

     - the exercise of warrants to acquire 1,101,402 shares of our common stock at the closing of this offering pursuant to an agreement with the holder;

     - the conversion of a note payable into 150,065 shares of series D convertible preferred stock and exercise of warrants to acquire 33,000 shares of series D convertible preferred stock at the closing of this offering pursuant to an agreement with the holder, and the subsequent automatic conversion of such series D convertible preferred stock into an aggregate of 183,065 shares of our common stock upon the closing of this offering; and

     - the conversion of series A convertible preferred stock in connection with an agreement with the holder and the automatic conversion of all other outstanding shares of our convertible preferred stock into 9,776,321 shares of our common stock upon the closing of the offering.

     The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding as of September 30, 2001, adjusted as noted above, and excludes as of September 30, 2001:

     - 1,647,340 shares of convertible preferred stock issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $4.61 per share, of which warrants to acquire 1,088,815 shares at a weighted-average exercise price of $4.95 per share will expire upon completion of this offering if not previously exercised;

     - 10,000 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $5.50 per share;

     - 158,600 shares of common stock issuable upon the exercise of outstanding options issued to certain officers at a weighted-average exercise price of $1.25 per share;

     - 431,851 shares of common stock issuable upon the exercise of outstanding options under our 1998 and 2001 Stock Option Plans at a weighted-average exercise price of $0.95 per share;

     - 586,166 shares of common stock issuable upon the exercise of outstanding options under our 1999 Executive Stock Option Plan at a weighted-average exercise price of $0.85 per share; and

     - 1,776,042 shares available for future grant under our 2001 Stock Option Plan, 200,000 shares available for future grant under our 2001 Nonemployee Director Stock Incentive Plan and 500,000 shares available for future purchase under our Employee Stock Purchase Plan.

     In addition, we have agreed to issue an additional 525,000 shares if the underwriters exercise their over-allotment option in full, which we describe in "Plan Of Distribution." If the underwriters exercise this option in full, 17,023,370 shares of our common stock will be outstanding after this offering.

                             SUMMARY FINANCIAL DATA

     Our summary financial data are presented in the following table to aid you in your analysis of a potential investment in our common stock. You should read these data in conjunction with "Management's Discussion And Analysis Of Financial Condition And Results Of Operations," our consolidated financial statements and the notes to those consolidated financial statements appearing elsewhere in this prospectus. The pro forma net loss per share data give effect to the automatic conversion, upon completion of this offering, of all outstanding shares of our series B, C and D convertible preferred stock into shares of common stock as if it occurred on January 1 of the respective period or the dates of original issuance, if later.

                                       PERIOD FROM
                                      MARCH 18, 1996                                                     NINE MONTHS
                                       (INCEPTION)                                                          ENDED
                                         THROUGH                YEARS ENDED DECEMBER 31,                SEPTEMBER 30,
                                       DECEMBER 31,     -----------------------------------------    -------------------
                                           1996          1997       1998       1999        2000       2000        2001
                                      --------------    -------    -------    -------    --------    -------    --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
TOTAL REVENUES......................     $   227        $   479    $   385    $   211    $    156    $   142    $     74
OPERATING COSTS AND EXPENSES
  Cost of research material sales...          --             --         81         46          51         53          49
  Research and development..........         660          1,966      2,860      2,885       3,114      2,211       3,470
  General and administrative........         697            884      1,765      2,535       3,682      2,313       3,396
  Depreciation and amortization.....         104            142        164        196         199        146         337
                                         -------        -------    -------    -------    --------    -------    --------
    Total operating costs and
      expenses......................       1,461          2,992      4,870      5,662       7,046      4,723       7,252
                                         -------        -------    -------    -------    --------    -------    --------
    Loss from operations............      (1,234)        (2,513)    (4,485)    (5,451)     (6,890)    (4,581)     (7,178)
OTHER INCOME (EXPENSE), NET
  Interest expense..................          --            (47)      (262)      (319)     (6,056)    (3,848)       (464)
  Other.............................           1             --         28        161         166        145         149
                                         -------        -------    -------    -------    --------    -------    --------
  Net loss..........................      (1,233)        (2,560)    (4,719)    (5,609)    (12,780)    (8,284)     (7,493)
    Accretion of redemption value of
      mandatorily redeemable
      membership units and preferred
      stock.........................        (106)          (275)      (329)      (354)       (430)      (314)       (312)
    Beneficial conversion feature of
      series D convertible preferred
      stock.........................          --             --         --         --          --         --      (4,274)
                                         -------        -------    -------    -------    --------    -------    --------
    Net loss applicable to common
      stockholders..................     $(1,339)       $(2,835)   $(5,048)   $(5,963)   $(13,210)   $(8,598)   $(12,079)
                                         =======        =======    =======    =======    ========    =======    ========
Net loss per share -- basic and
  diluted(a)........................     $ (0.61)       $ (1.29)   $ (2.29)   $ (2.71)   $  (6.35)   $ (4.04)   $  (6.24)
                                         =======        =======    =======    =======    ========    =======    ========
Weighted average shares used in
  computing basic and diluted net
  loss per share(a).................       2,203          2,203      2,203      2,203       2,080      2,131       1,935
                                         =======        =======    =======    =======    ========    =======    ========
Pro forma net loss per share - basic
  and diluted(b)....................                                                        (1.82)                 (1.19)
                                                                                         ========               ========
Weighted average shares used in
  computing basic and diluted pro
  forma net loss per share..........                                                        7,244                 10,109
                                                                                         ========               ========

                                                                     DECEMBER 31,                         SEPTEMBER 30,
                                                 -----------------------------------------------------    -------------
                                                  1996       1997       1998        1999        2000          2001
                                                 -------    -------    -------    --------    --------    -------------
                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents......................  $   121    $   264    $   638    $    649    $    411      $  4,974
Working capital................................       28        108     (1,176)       (209)     (4,488)          718
Total assets...................................      730        828      1,400       2,519       4,629         9,321
Long-term obligations, net of current portion
  and discounts................................       --      1,463      2,834       2,881         801           275
Mandatorily redeemable convertible preferred
  stock........................................    1,975      3,380      3,709       4,063       4,493         4,805
Convertible preferred stock....................       --         --      2,088       9,341      16,444        26,707
Total stockholders' deficit....................   (1,338)    (4,172)    (9,220)    (14,790)    (22,515)      (27,083)

------------------------------
(a) Net loss per share and weighted average shares outstanding for periods prior to our incorporation in July 1998 are calculated based on the conversion of LLC units to common shares at the time of incorporation. In 1998, we effected a stock split of approximately 1:5.507, for which all prior periods have been adjusted.

(b) Pro forma net loss per share is calculated as if shares of series B, C and D convertible preferred stock were converted to common shares at the beginning of the periods presented or upon issuance, if later.

                                  RISK FACTORS

     You should carefully consider the following risks and all of the other information contained in this prospectus before you decide whether to buy our common stock. We have included a discussion of each material risk that we have identified as of the date of this prospectus. However, additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In such an event, the trading price of our common stock could decline, and you could lose all or part of the money you paid to buy our common stock.

                         RISKS RELATED TO OUR BUSINESS

WE EXPECT TO CONTINUE TO INCUR SUBSTANTIAL LOSSES, AND WE MAY NEVER ACHIEVE
  PROFITABILITY.

     We have incurred net losses every year since our inception in March 1996 and, as of September 30, 2001, we had a deficit accumulated during the development stage of $40.5 million. We had net losses applicable to common stockholders as follows:

     - $5.0 million in 1998;

     - $6.0 million in 1999;

     - $13.2 million in 2000; and

     - $12.1 million in the nine months ended September 30, 2001.

     We expect that these losses will continue and anticipate negative cash flow for the foreseeable future. We expect that our operating expenses will continue to increase, due in part to investments we intend to make in research and development and clinical trials. For example, we expect to expend at least $12 million on our proposed clinical trials and at least $8 million in research and development. Consequently, we will need to generate revenue sufficient to cover operating expenses and increased research and development costs to achieve profitability. We may never achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.


     For example, during October 2001, we experienced a decrease in net current assets of approximately $1.1 million and an increase in stockholders' deficit of approximately $800,000 from September 30, 2001. Since November 1, 2001, we have continued to experience a decrease in net current assets and an increase in stockholders' deficit. Additionally, during October 2001, we experienced an increase in total net loss of approximately $178,000 and per-share net loss of approximately $0.09 as compared to October 2000. During the period from October 1, 2001 to date, we also experienced an increase in the total and per-share amounts of net loss as compared to the corresponding period of 2000.


AS A COMPANY IN THE EARLY STAGE OF DEVELOPMENT WITH AN UNPROVEN BUSINESS
  STRATEGY, OUR LIMITED HISTORY OF OPERATIONS MAKES AN EVALUATION OF OUR BUSINESS AND PROSPECTS DIFFICULT.

     We have had a limited operating history and are at an early stage of development. We may not be able to achieve revenue growth in the future. We have generated the following limited revenues:

     - $385,000 in 1998;

     - $211,000 in 1999;

     - $156,000 in 2000; and

     - $74,000 in the nine months ended September 30, 2001.

     We have derived most of these limited revenues from:

     - the sale of research products to BioWhittaker, Inc., our sole customer, pursuant to a sales contract which terminated on May 31, 2001 and may not be renewed;

     - contract research and development from related parties; and

     - research grants.

     In the future, we anticipate that our revenues will be derived primarily through the commercialization of our product candidates, none of which are currently approved for commercial sale. As a result of these factors, it is difficult to evaluate our prospects, and our future success is more uncertain than if we had a longer or more proven history of operations.

WE WILL NEED TO RAISE ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE, WHICH COULD
  ADVERSELY AFFECT OUR OPERATIONS.

     We will need to raise more money to continue our operations. We may seek additional funds from public and private stock offerings, strategic partnerships and licenses, borrowing under lease lines of credit or other sources. Additional capital may not be available on terms acceptable to us, or at all. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may include restrictive covenants. If we cannot raise more money when needed, we may have to reduce our capital expenditures, scale back our development of new product candidates, reduce our workforce or license to others product candidates that we otherwise would seek to commercialize ourselves. Moreover, our cash used in operations has exceeded cash generated from operations in each period since our inception. For example, we used approximately $6.4 million of net cash in operating activities in 2000 and approximately $6.7 million for the nine months ended September 30, 2001. We expect net cash used in operations to increase in the near future as we make significant investments in research and development and clinical trials. We expect that our current resources, together with the proceeds from this offering, will be sufficient to fund operations through 2002.

FAILURE TO OBTAIN REGULATORY APPROVAL FOR ONE OR MORE OF OUR PRODUCT CANDIDATES
  COULD SIGNIFICANTLY HARM OUR BUSINESS.

     All of our product candidates are in early stages of development. None of our product candidates will be commercially available prior to FDA approval. Significant further research and development, financial resources and personnel will be required to develop commercially viable products and obtain regulatory approvals. Much of our efforts and expenditures over the next few years will be devoted to our lead product candidates, DCVax-Prostate, DCVax-Brain, DCVax-Lung and HuRx-Prostate. Success in pre-clinical and early clinical trials does not ensure that subsequent large-scale trials will be successful nor is it a basis for predicting final results. A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after promising results have been achieved in earlier trials. Failure to obtain Food and Drug Administration, or FDA, approval for one or more of our product candidates could significantly harm our business.

CLINICAL TRIALS FOR OUR PRODUCT CANDIDATES ARE EXPENSIVE AND TIME CONSUMING,
  THEIR OUTCOME IS UNCERTAIN AND WE HAVE LIMITED EXPERIENCE IN MANAGING THEM.

     The process of obtaining and maintaining regulatory approvals for new therapeutic products is expensive, lengthy and uncertain. It can vary substantially, based upon the type, complexity and novelty of the product involved. Accordingly, any of our current or future product candidates could take a significantly longer time to gain regulatory approval than we expect or may never gain approval, either of which could reduce our anticipated revenues and delay or terminate the potential commercialization of our product candidates.

     We have limited experience in conducting and managing clinical trials. We rely on third parties, including our strategic partners, to assist us in managing and monitoring all of our clinical trials. Our reliance on these third parties may result in delays in completing, or failure to complete, these trials if the third parties fail to perform under the terms of our agreements with them. We will rely on Quintiles Laboratories

Limited to provide us with analytical and data management services in connection with our Phase III clinical trial for DCVax-Prostate. We will rely solely on Quintiles for these services. We may not be able to find a sufficient alternative supplier of these services in a reasonable time period, or on commercially reasonable terms, if at all. If we were unable to obtain an alternative supplier of these services, we might be forced to curtail our Phase III clinical trial for DCVax-Prostate.

WE MAY CHOOSE TO, OR MAY BE REQUIRED TO, SUSPEND, REPEAT OR TERMINATE OUR
  CLINICAL TRIALS IF THEY ARE NOT CONDUCTED IN ACCORDANCE WITH REGULATORY REQUIREMENTS, THE RESULTS ARE NEGATIVE OR INCONCLUSIVE, OR THE TRIALS ARE NOT WELL DESIGNED.

     Clinical trials must be conducted in accordance with the FDA's regulations and guidelines and are subject to oversight by the FDA and the clinical sites where the clinical trials are conducted. In addition, clinical trials must be conducted with product candidates produced under the FDA's manufacturing guidelines, and may require large numbers of test patients.

     Clinical trials may be suspended by the FDA or a clinical site at any time if the trials are not being conducted in accordance with FDA or clinical site requirements, or if the trials expose patients to unacceptable health risks.

     In addition, we, the clinical site, or the FDA might delay or halt our clinical trials of a product candidate for various reasons, including but not limited to the following:

     - the product candidate may have significant adverse side effects;

     - the time required to determine whether the product candidate is effective may be longer than expected;

     - fatalities or other adverse events may arise during a clinical trial due to medical problems that may or may not be related to clinical trial treatments;

     - the product candidate may not achieve the level of efficacy required by the FDA;

     - there may be insufficient patient enrollment in the clinical trials; or

     - we may be unable to produce sufficient quantities of the product candidate to complete the trials.

     We believe we are currently in compliance with all applicable regulations relating to our product candidates, all of which are subject to governmental regulation.

BECAUSE WE ARE NOT CERTAIN THAT WE WILL OBTAIN NECESSARY REGULATORY APPROVALS TO
  MARKET OUR PRODUCTS IN THE UNITED STATES AND FOREIGN JURISDICTIONS, WE DO NOT KNOW IF WE WILL BE PERMITTED TO COMMERCIALIZE OUR PRODUCTS.

     The biotechnology and biopharmaceutical industries are subject to stringent regulation by a wide range of authorities. We may fail to obtain regulatory approval for any product candidate we develop. We cannot market any of our products in the United States until they have completed rigorous pre-clinical testing and clinical trials and the FDA's extensive regulatory approval process. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity, and novelty of the product and requires the expenditure of substantial resources for research and development, testing, manufacturing, quality control, labeling and promotion of drugs. Our lead product candidate, DCVax-Prostate, is moving towards Phase III clinical trials. Neither the FDA nor international regulatory authorities have approved cancer-therapy products based on our area of scientific focus for commercialization, and we do not know whether our research and clinical approaches to developing new cancer therapies will lead to products that the FDA will consider safe and effective for indicated uses. We must receive FDA approval of preliminary investigational applications before commencing clinical trials in humans. Clinical trials are subject to oversight by clinical sites and the FDA and:

     - must conform with the FDA's good laboratory practice regulations;

     - must meet requirements for informed consent;

     - must meet requirements for good clinical practices;

     - are subject to continuing FDA oversight; and

     - may require large numbers of test subjects.

     Before receiving FDA approval to market a product, we must demonstrate that the product is safe and effective for the patient population that will be treated. If we fail to comply with applicable FDA or other regulatory requirements, we could be subject to criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory actions against our product candidates or us. If we are unable to obtain approval for any of our product candidates, we will not be permitted to bring these product candidates to market.

     Outside the United States, our ability to market a product will depend upon receiving marketing approvals from the appropriate regulatory authorities. This foreign regulatory approval process includes all of the risks associated with FDA approval described above.

WE LACK SALES AND MARKETING EXPERIENCE AND, AS A RESULT, WE MAY EXPERIENCE
  SIGNIFICANT DIFFICULTIES COMMERCIALIZING OUR PRODUCTS.

     Even if we do obtain regulatory approval to market one of our product candidates, the commercial success of any of our products will depend upon the strength of our sales and marketing efforts. We do not have a sales force and have no experience in the sales, marketing or distribution of our pharmaceutical products. If we develop an approved product, we will need to create a substantial marketing staff and sales force with technical expertise and the ability to distribute our products. As an alternative, we could seek assistance from a pharmaceutical or biotechnology company with a large distribution system and a large direct sales force. We may be unable to put either of these plans in place. In addition, if we arrange for others to market and sell our products, our revenues will depend upon the efforts of those parties. Such arrangements may not succeed. If we fail to establish adequate sales, marketing and distribution capabilities, independently or with others, our business will be seriously harmed.

WE HAVE LIMITED MANUFACTURING CAPABILITIES, WHICH COULD ADVERSELY IMPACT OUR
  ABILITY TO COMMERCIALIZE OUR PRODUCTS.

     We have limited manufacturing facilities and expertise to produce our product candidates. For the duration of our currently anticipated clinical trials and pre-development efforts, third-party manufacturers, such as Medarex, will produce some or all of the components of our product candidates. They will also package, label and distribute some or all of those products. Although we believe that such third parties have adequate resources to meet our needs, we cannot directly control the amount or timing of resources they will devote to our product candidates.

     We have never manufactured, on a commercial scale, any of our product candidates. We may be unable to manufacture these product candidates or any other products that we or our strategic partners develop at a reasonable cost or in sufficient quantities to be profitable. If we cannot manufacture or contract with manufacturers to provide a sufficient supply of our product candidates on acceptable terms, it will delay:

     - our pre-clinical and clinical testing schedule;

     - our submission of products for regulatory approval; and

     - our new development programs.

     These delays would seriously harm our business. Any other delays or difficulties that we may have in manufacturing or contracting with manufacturers to produce, package and distribute our products will also harm our ability to market or sell our products.

OUR PRODUCT CANDIDATES MAY NOT GAIN MARKET ACCEPTANCE AMONG PHYSICIANS,
  PATIENTS, HEALTH CARE PAYORS AND THE MEDICAL COMMUNITY.

     The degree of market acceptance of any approved product will depend on a number of factors, including:

     - cost-effectiveness;

     - potential advantage over alternative treatments; and

     - marketing and distribution support.

     In addition, government health administrative authorities, private health insurers and other organizations are increasingly challenging both the need for and the price of new medical products and services. Consequently, uncertainty exists as to the reimbursement status of newly approved therapeutics. For these and other reasons, physicians, patients, third-party payors and the medical community may not accept and utilize any product candidates that we develop and, even if they do, adequate levels of reimbursement may not be available to enable us to realize an appropriate return on our investment in research and product development.

OUR SUCCESS PARTIALLY DEPENDS ON EXISTING AND FUTURE STRATEGIC PARTNERS.

     The success of our business strategy partially depends upon our ability to develop and maintain multiple strategic partnerships and to manage them effectively. Therefore, our success depends partially upon the performance of our strategic partners. Our primary current strategic partner is Medarex, Inc. We cannot directly control the amount and timing of resources that our existing or future strategic partners devote to the research, development or marketing of our products. As a result, those strategic partners:

     - may not commit sufficient resources to our programs or products;

     - may not conduct their agreed activities on time, or at all, resulting in delay or termination of the development of our products and technology;

     - may not perform their obligations as expected;

     - may pursue product candidates or alternative technologies in preference to ours; or

     - may dispute the ownership of products or technology developed under our strategic partnerships.

     We may have disputes with our strategic partners, which could be costly and time consuming. Our failure to successfully defend our rights could seriously harm our business, financial condition and operating results.

     We intend to continue to enter into strategic partnerships in the future. However, we may be unable to successfully negotiate any additional strategic partnerships and any of these relationships, if established, may not be scientifically or commercially successful.

     We also work with scientists and medical professionals at academic and other institutions, including the University of California, Los Angeles, the University of Iowa and Northwest Hospital, some of whom conduct research for us or assist us in developing our research and development strategy. These scientists and medical professionals are not our employees. They may have commitments to, or contracts with, other businesses or institutions that limit the amount of time they have available to work with us. We have little control over these individuals. We can only expect them to devote to our projects the amount of time required by our license, consulting and sponsored research agreements. In addition, these individuals may have arrangements with other companies to assist in developing technologies that may compete with ours. If these individuals do not devote sufficient time and resources to our programs, our business could be seriously harmed.

EVEN IF WE OBTAIN REGULATORY APPROVAL OF A PRODUCT CANDIDATE, WE WILL BE SUBJECT
  TO EXTENSIVE REGULATION, WHICH CAN BE COSTLY AND TIME CONSUMING AND MAY SUBJECT US TO UNANTICIPATED DELAYS.

     Even if we obtain regulatory approval of a product candidate, we will continue to be subject to extensive governmental regulation which may be costly and time consuming, and which may adversely impact our ability to commercialize our product candidates. Currently, we are required to comply with FDA manufacturing guidelines for compounds used in our product candidates in clinical trials, and we believe that we and our third-party suppliers of our compounds are in compliance with these guidelines. The principal regulating authority in the United States is the FDA. Similar agencies in other countries will regulate our products. These regulations affect product:

     - manufacturing;

     - labeling;

     - marketing;

     - sales;

     - distribution; and

     - export or import.

     Any approved product candidate will be subject to extensive governmental regulation. For example, regulatory agencies could:

     - withdraw product approvals;

     - limit the uses for which our product may be labeled, which would limit the uses for which our new products may be marketed;

     - impose burdensome labeling requirements;

     - require us to conduct additional clinical trials, thereby suspending our ability to sell any approved products; or

     - require us to prepare and submit additional marketing applications.

     We may be subject to any of the following penalties or compliance actions for violating government regulations:

     - warning letters;

     - fines;

     - injunctions;

     - recall or seizure of our products;

     - total or partial suspension of production;

     - government refusal to approve our marketing applications; and

     - criminal prosecution.

     We must also comply with numerous laws, regulations and recommendations relating to:

     - safe working conditions;

     - laboratory and manufacturing practices;

     - experimental use of animals;

     - protection of the environment; and

     - safe use and disposal of hazardous substances used in product discovery, research, and development, including radioactive compounds and infectious disease agents.

OUR PRODUCT DEVELOPMENT EFFORTS ARE BASED ON TECHNOLOGIES THAT MAY NOT PROVE TO
  BE VIABLE.

     We intend to devote significant resources to the research and development of new products based upon our DCVax and HuRx technologies. We may not be successful in developing products, and we may never realize any benefits from such research and development activities. Our ability to achieve and sustain profitability depends upon our ability to successfully develop new and commercially viable products, which is particularly difficult for us as our technologies and their commercial viability are unproven.

COMPETITION IN OUR INDUSTRY IS INTENSE AND MANY OF OUR COMPETITORS HAVE
  SUBSTANTIALLY GREATER RESOURCES THAN WE HAVE.

     The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Several companies, such as Cell Genesys, Inc., Dendreon Corporation and Genzyme Molecular Oncology, a division of Genzyme Corporation, are actively involved in the research and development of cell-based cancer therapeutics. Of these companies, we believe that only Dendreon is carrying-out Phase III clinical trials with a cell-based therapy. No cell-based therapeutic product is currently approved for commercial sale. Additionally, several companies, such as Abgenix, Inc., Agensys, Inc., IDEC Pharmaceuticals Corporation and Genentech, Inc., are actively involved in the research and development of monoclonal antibody-based cancer therapies. Currently, at least three antibody-based products are approved for commercial sale for cancer therapy. Genentech is also engaged in several Phase III clinical trials for additional antibody-based therapeutics for a variety of cancers, and several other companies are in early stage clinical trials for such products. Many other third parties compete with us in developing alternative therapies to treat cancer, including:

     - biopharmaceutical companies;

     - biotechnology companies;

     - pharmaceutical companies;

     - academic institutions; and

     - other research organizations.

     Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals and marketing than we do. In addition, many of these competitors have become active in seeking patent protection and licensing arrangements in anticipation of collecting royalties for use of technology they have developed. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to our programs.

     We expect that our ability to compete effectively will be dependent upon our ability to:

     - successfully complete clinical trials and obtain all requisite regulatory approvals;

     - maintain a proprietary position in our technologies and products;

     - attract and retain key personnel; and

     - maintain existing or enter into new strategic partnerships.

     Our competitors may develop more effective or affordable products, or achieve earlier patent protection or product marketing and sales than we may. As a result, any products we develop may be rendered obsolete and noncompetitive.

OUR INTELLECTUAL PROPERTY RIGHTS MAY NOT PROVIDE MEANINGFUL COMMERCIAL
  PROTECTION FOR OUR PRODUCTS, WHICH COULD ENABLE THIRD PARTIES TO USE OUR TECHNOLOGY, OR VERY SIMILAR TECHNOLOGY, AND COULD REDUCE OUR ABILITY TO COMPETE IN THE MARKET.

     We rely on patent, copyright, trade secret and trademark laws to limit the ability of others to compete with us using the same or similar technology in the United States and other countries. However, as described below, these laws afford only limited protection and may not adequately protect our rights to the extent necessary to sustain any competitive advantage we may have. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in these countries.

     We have four issued patents (one in the United States and three in foreign jurisdictions) and 33 patent applications pending (10 in the United States and 23 in foreign jurisdictions) which cover the use of dendritic cells in DCVax as well as targets for either DCVax or HuRx-based therapies. The issued patents expire at dates from 2015 to 2017. In addition, we have a world-wide exclusive license from Cytogen to use PSMA for the development, manufacture and sale of DCVax-Prostate. The license expires upon the expiration of the last to expire of the underlying patents, but not prior to November 2012.

     We will only be able to protect our technologies from unauthorized use by third parties to the extent that they are covered by valid and enforceable patents or are effectively maintained as trade secrets. The patent positions of companies developing novel cancer treatments, including our patent position, generally are uncertain and involve complex legal and factual questions, particularly concerning the scope and enforceability of claims of such patents against alleged infringement. Recent judicial decisions are prompting a reinterpretation of the limited case law that exists in this area, and historical legal standards surrounding questions of infringement and validity may not apply in future cases. A reinterpretation of existing law in this area may limit or potentially eliminate our patent position and, therefore, our ability to prevent others from using our technologies. The biotechnology patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may therefore diminish the value of our intellectual property.

     We own, or have rights under licenses to a variety of issued patents and pending patent applications. However, the patents on which we rely may be challenged and invalidated, and our patent applications may not result in issued patents. Moreover, our patents and patent applications may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. We also face the risk that others may independently develop similar or alternative technologies or design around our patented technologies.

     We have taken security measures to protect our proprietary information, especially proprietary information that is not covered by patents or patent applications. These measures, however, may not provide adequate protection of our trade secrets or other proprietary information. We seek to protect our proprietary information by entering into confidentiality agreements with employees, strategic partners and consultants. Nevertheless, employees, strategic partners or consultants may still disclose our proprietary information, and we may not be able to protect our trade secrets in a meaningful way. If we lose any employees, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions to protect our proprietary technology. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.

OUR SUCCESS WILL DEPEND PARTLY ON OUR ABILITY TO OPERATE WITHOUT INFRINGING OR
  MISAPPROPRIATING THE PROPRIETARY RIGHTS OF OTHERS.

     Our success will depend to a substantial degree upon our ability to develop, manufacture, market and sell our product candidates without infringing the proprietary rights of third parties and without breaching any licenses we have entered into regarding our product candidates. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the general field of immunotherapy. In particular, we are aware of other patents issued to third parties for monoclonal antibodies that bind to prostate-specific membrane antigen, or PSMA, and patent applications of others that may issue with similar claims. Our ability to market a product based on the binding of antibodies to PSMA may depend on the actual invention date of the subject matter of the issued patent, or the scope of claimed coverage of the pending patent applications, both of which are unknown to us.

     There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and can divert management's attention from our core business. We may be exposed to future litigation by third parties based on claims that our products infringe their intellectual property rights. This risk is exacerbated by the fact that there are numerous issued and pending patents in the biotechnology industry and the fact that the validity and breadth of biotechnology patents involve complex legal and factual questions for which important legal principles remain unresolved. Our competitors may assert that our products and the methods we employ are covered by U.S. or foreign patents held by them. In addition, because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our products may infringe. There could also be existing patents of which we are not aware that one or more of our products may inadvertently infringe.

     If we lose a patent infringement lawsuit, we could be prevented from selling our products unless we can obtain a license to use technology or ideas covered by such patent or are able to redesign our products to avoid infringement. A license may not be available at all or on terms acceptable to us, or we may not be able to redesign our products to avoid any infringement. If we are not successful in obtaining a license or redesigning our products, we may be unable to sell our products and our business could suffer.

OUR RIGHTS TO THE USE OF TECHNOLOGIES LICENSED TO US BY THIRD PARTIES ARE NOT
  WITHIN OUR CONTROL, AND WITHOUT THESE TECHNOLOGIES, OUR PRODUCTS AND PROGRAMS MAY NOT BE SUCCESSFUL AND OUR BUSINESS COULD BE HARMED.

     We rely on our license from Cytogen to use PSMA and may rely on other licenses in the future to use various technologies that may be material to our business. We rely upon our licensors to prevent infringement of the licensed patents. Our rights to use these technologies and employ the inventions claimed in the licensed patents are or may be subject to our licensors abiding by the terms of those licenses and not terminating them.

     Our license from Cytogen provides us with worldwide exclusive rights to use PSMA for the development, manufacture and sale of DCVax-Prostate in exchange for payments upon the achievement of certain milestones. Cytogen may terminate our license to use PSMA if we fail to use reasonable efforts to achieve certain milestones in the development of commercial products or otherwise breach the agreement. We believe we are currently in compliance with the terms of this agreement. Nevertheless, the scope of our rights under this or other licenses may be subject to dispute of our licensors or third parties.

IF WE FAIL TO PROPERLY MANAGE OUR GROWTH, OUR BUSINESS COULD BE ADVERSELY
  AFFECTED.

     We have experienced significant growth in the number of our employees and the scope of our operations. As of December 31, 2000, we had 41 employees, and as of September 30, 2001, we had 51 employees. We expect our number of employees to continue to increase for the foreseeable future. In addition, we have substantially increased the scale of our operations in the last year and expect to continue doing so for the foreseeable future. Our overall growth and need to develop many different areas of our business have placed, and may continue to place, a strain on our management and operations. If we obtain regulatory approval to market DCVax-Prostate, we may be required to establish processing facilities in diverse geographic regions to keep pace with the introduction of the product. This growth would place additional stress on our resources. If we are unable to manage our growth effectively, our business will be harmed. The management of our growth will depend, among other things, upon our ability to improve our operational, financial and management controls, reporting systems and procedures. In addition, upon the approval of any of our other DCVax product candidates for commercial sale, we will need to invest significant resources in additional processing facilities to produce sufficient quantities of these products. This will result in additional burdens on our existing systems and resources.

IF WE LOSE KEY MANAGEMENT OR SCIENTIFIC PERSONNEL OR CANNOT RECRUIT QUALIFIED
  EMPLOYEES, OUR BUSINESS COULD SUFFER.

     We are highly dependent on the principal members of our management and scientific staff, including Daniel O. Wilds, our Chairman, President and Chief Executive Officer, and Alton L. Boynton, our Executive Vice President, Chief Operating Officer, Chief Scientific Officer and Secretary, and other members of senior management. Experienced biotechnology CEO candidates are few in number, and we believe it would be very difficult and time-consuming to replace Mr. Wilds. We are dependent upon Mr. Wilds and his position in the biotechnology community to continue our efforts to pursue strategic partnerships and commercialize our product candidates. Dr. Boynton is one of our founders, has a wealth of experience in immunotherapy research and is a recognized leader in that field of study. Because of Dr. Boynton's history with us, we believe that it would be very difficult and time-consuming to replace him.

     With the exception of Mr. Wilds and Dr. Boynton, none of the principal members of our management team or scientific staff have entered into employment agreements with us, nor, with the exception of Mr. Wilds and Dr. Boynton, do we have any key person life insurance on such individuals. Additionally, as a practical matter, any employment agreement we enter into will not ensure the retention of the employee who is a party to the agreement.

     Our future success will also depend in part on the continued service of our key scientific and management personnel and our ability to identify, hire and retain additional personnel. We experience intense competition for qualified personnel. We may be unable to attract and retain the personnel necessary for the development of our business. Moreover, our work force is located in the Seattle, Washington area, where demand for personnel with the scientific and technical skills we seek is extremely high and is likely to remain high. Because of this competition, our compensation costs may increase significantly.

HEALTH CARE REFORM AND OTHER CHANGES IN THE HEALTH CARE INDUSTRY, INCLUDING
  CHANGES IN REIMBURSEMENT POLICIES, COULD ADVERSELY AFFECT OUR POTENTIAL PROFITABILITY.

     Recent proposals to change the health care system in the United States have included measures that would limit or eliminate payments for medical procedures and treatments or subject the pricing of medical treatment products to government control. In addition, as a result of the trend towards managed health care in the United States, as well as legislative proposals to reduce government insurance programs, third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new medical treatment products. Even if we are successful in obtaining regulatory approval for any of our product candidates, our commercialization efforts and any potential profits may be adversely affected by these developments in the U.S. health care system.

WE ARE EXPOSED TO POTENTIAL PRODUCT LIABILITY CLAIMS, AND IT IS UNCERTAIN THAT
  INSURANCE AGAINST THESE CLAIMS WILL BE AVAILABLE TO US AT A REASONABLE RATE IN THE FUTURE.

     Testing product candidates and marketing and selling commercial biotechnology and biopharmaceutical products involves unavoidable risks. The use of our product candidates in clinical trials, and the sale of products we may develop, could result in injury to patients receiving our product candidates or products, and may lead to claims or lawsuits against us by:

     - consumers;

     - regulatory agencies;

     - biotechnology and biopharmaceutical companies; or

     - others using or selling our product candidates or products.

     We have purchased liability insurance coverage in the amount of $15 million for our current clinical trials and for the research products we may sell. We intend to seek additional liability insurance coverage if and when we develop products that are approved for commercialization. We may be unable to obtain or maintain product liability insurance in the future on acceptable terms. Even if we are able to purchase the insurance, the policy limits may be insufficient to cover all potential claims or liabilities. Insufficient insurance to cover any damages resulting from a claim could seriously harm our business.

WE USE HAZARDOUS MATERIALS AND MUST COMPLY WITH ENVIRONMENTAL, HEALTH AND SAFETY
  LAWS AND REGULATIONS, WHICH CAN BE EXPENSIVE AND RESTRICT HOW WE DO BUSINESS.

     We store, handle, use and dispose of controlled hazardous, radioactive and biological materials in our business. Our current use of these materials generally is below thresholds giving rise to burdensome regulatory requirements. Our plans for growth, however, may result in our becoming subject to additional requirements, and if we fail to comply with applicable requirements we could be subject to substantial fines and other sanctions, delays in research and production, and increased operating costs. In addition, if regulated materials were improperly released at our current or former facilities or at locations to which we send materials for disposal, we could be strictly liable for substantial damages and costs, including cleanup costs and personal injury or property damages, and incur delays in research and production and increased operating costs. Insurance covering certain types of claims of environmental damage or injury resulting from the use of these materials is available but can be expensive and is limited in its coverage. We have no insurance specifically covering environmental risks or personal injury from the use of these materials and if such use results in liability, our business may be seriously harmed.

                         RISKS RELATED TO THIS OFFERING

YOU WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

     We expect the initial public offering price of our shares to be substantially higher than the book value per share of the outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will:

     - pay a price per share that substantially exceeds the value of our assets after subtracting liabilities; and

     - contribute 47.2% of the total amount invested to date to fund us, but will own only 21.2% of the shares of common stock outstanding. To the extent outstanding stock options or warrants are exercised, there will be further dilution to new investors.

THE FUTURE SALE OF COMMON STOCK COULD NEGATIVELY AFFECT OUR STOCK PRICE.

     After this offering, we will have approximately 16,498,370 shares of common stock outstanding, or 17,023,370 shares if the underwriters' over-allotment option is exercised in full. The 3,500,000 shares sold in this offering, or 4,025,000 shares if the underwriters' over-allotment option is exercised in full, will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our affiliates. The remaining 12,998,370 shares of common stock outstanding after this offering will be available for sale in the public market 180 days after the date of the final prospectus, relating to this offering, subject in some cases to volume and other limitations. The previous sentence assumes the effectiveness of the lock-up agreements with the underwriters under which holders of substantially all of our common stock have agreed not to sell or otherwise dispose of their shares of common stock. Most of the shares that will be available for sale after the expiration of the lock-up period will be subject to volume restrictions because they are held by our affiliates. We have been advised by C.E. Unterberg, Towbin that is has no current intention of releasing any shares subject to a lock-up agreement. Any request for the release of any lock-up would be considered on a case-by-case basis, taking into account, among other factors, the particular circumstances surrounding the request, including but not limited to the number of shares to be released, the circumstances of the proposed sale and prevailing market conditions.

     If our stockholders sell substantial amounts of common stock in the public market, or the market perceives that such sales may occur, the market price of our common stock could fall. After this offering, the holders of common stock and warrants convertible into common stock totaling approximately 11.5 million shares will have rights, subject to some conditions, to include their shares in registration statements that we may file for ourselves or other stockholders. Furthermore, if we were to include in a company-initiated registration statement shares held by those holders pursuant to the exercise of their registration rights, those sales could impair our ability to raise needed capital by depressing the price at which we could sell our common stock. See "Shares Eligible For Future Sale."

OUR PRINCIPAL STOCKHOLDERS, EXECUTIVE OFFICERS AND DIRECTORS OWN A SIGNIFICANT
  PERCENTAGE OF OUR STOCK AND, AS A RESULT, THE TRADING PRICE FOR OUR SHARES MAY BE DEPRESSED AND THESE STOCKHOLDERS CAN TAKE ACTIONS THAT MAY BE ADVERSE TO YOUR INTERESTS.

     Our executive officers and directors and entities affiliated with them will, in the aggregate, beneficially own approximately 7.4% of our common stock following this offering. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. These stockholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination that could be favorable to you.

THERE MAY NOT BE AN ACTIVE, LIQUID TRADING MARKET FOR OUR COMMON STOCK.

     Prior to this offering, there has been no public market for our common stock. An active trading market for our common stock may not develop following this offering. You may not be able to sell your shares quickly or at the market price if trading in our stock is not active. The initial public offering price may not be indicative of prices that will prevail in the trading market. See "Plan Of Distribution" for more information regarding the factors considered in determining the initial public offering price.

OUR COMMON STOCK MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS, WHICH
  COULD LEAD TO COSTLY LITIGATION FOR US AND MAKE AN INVESTMENT IN US LESS APPEALING.

     The market price of our common stock may fluctuate substantially due to a variety of factors, including:

     - announcements of technological innovations or new products by us or our competitors;

     - development and introduction of new cancer therapies;

     - media reports and publications about cancer therapies;

     - announcements concerning our competitors or the biotechnology industry in general;

     - new regulatory pronouncements and changes in regulatory guidelines;

     - general and industry-specific economic conditions;

     - changes in financial estimates or recommendations by securities analysts; and

     - changes in accounting principles.

     The market prices of the securities of biotechnology companies, particularly companies like ours without earnings and consistent product revenues, have been highly volatile and are likely to remain highly volatile in the future. This volatility has often been unrelated to the operating performance of particular companies. In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Moreover, market prices for stocks of biotechnology-related and technology companies, particularly following an initial public offering, can reach levels that bear no relationship to the operating performance of such companies. These market prices generally are not sustainable and are subject to wide variations. Whether or not meritorious, litigation brought against us could result in substantial costs, divert management's attention and resources and harm our financial condition and results of operations.

OUR INCORPORATION DOCUMENTS AND BYLAWS MAY DELAY OR PREVENT A CHANGE IN OUR
  MANAGEMENT.

     Our amended and restated certificate of incorporation and bylaws contain provisions that could delay or prevent a change in our management team. Some of these provisions:

     - authorize the issuance of preferred stock that can be created and issued by the board of directors without prior stockholder approval, commonly referred to as "blank check" preferred stock, with rights senior to those of common stock; and

     - provide for a classified board of directors.

     These provisions could allow our board of directors to affect your rights as a stockholder since our board of directors can make it more difficult for common stockholders to replace members of the board. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace our current management team.

MANAGEMENT WILL HAVE BROAD DISCRETION OVER THE USE OF THE PROCEEDS FROM THIS
  OFFERING.

     We intend to use the net proceeds from this offering to fund clinical trial activities, pre-clinical research and development activities and contract manufacturing activities and to pay a fee to Northwest Hospital, with any remainder to fund general corporate purposes, including capital expenditures and working capital to fund anticipated operating losses. See "Use Of Proceeds." Except for the fee to Northwest Hospital, we have not, however, reserved or allocated the net proceeds for any specific transaction, and we cannot specify with certainty how we will use the net proceeds. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until we use the net proceeds, we intend to invest the funds in short-term, investment grade, interest-bearing securities. This investment may not yield a favorable return and our business could suffer as a result.

                          FORWARD-LOOKING INFORMATION

     Some of the statements that we make under "Prospectus Summary," "Risk Factors," "Management's Discussion And Analysis Of Financial Condition And Results Of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any of our forward-looking statements. Some of these factors are listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms and other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

                                USE OF PROCEEDS

     Our proceeds from the sale of the 3,500,000 shares of common stock we are offering are estimated to be $27,995,000, or $32,389,250 if the underwriters' over-allotment option is exercised in full, assuming a public offering price of $9.00 per share and after deducting the underwriting discounts and commissions and our estimated offering expenses. We currently intend to use the net proceeds as follows:

     - approximately $10 to $12 million for clinical trial activities;

     - approximately $6 to $8 million for pre-clinical research and development activities;

     - approximately $1.5 to $2.5 million for contract manufacturing activities;

     - approximately $1.7 million for a fee to Northwest Hospital; and

     - any remainder for other general corporate purposes, including capital expenditures and working capital to fund anticipated operating losses.

     We have no current plans, agreements or commitments with respect to any acquisition. We may, however, if the opportunity arises, use a portion of the net proceeds to acquire or invest in products, technologies or companies. Our management may spend the proceeds from this offering in ways that our stockholders may not deem desirable.

     The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the growth of our business.

     Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment grade, interest-bearing securities. These investments may, however, fail to yield a favorable return.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends on our capital stock in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, contractual obligations and future prospects and other factors our board of directors may deem relevant.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 2001:

     - on an actual basis;

     - on a pro forma basis to give effect to:

      - the repayment of the line of credit with Northwest Hospital with an outstanding balance of $2,834,262 at September 30, 2001;

      - the conversion of all outstanding shares of series A convertible preferred stock upon completion of this offering into 550,700 shares of our common stock pursuant to an agreement with the holder and the accrual of a fee of $1.7 million to such holder;

      - the automatic conversion of all outstanding shares of series B, C and D convertible preferred stock upon completion of this offering into 9,225,621 shares of our common stock;

      - the exercise of warrants to acquire 1,101,402 shares of common stock for an aggregate exercise price of $198,252 in connection with an agreement with the holder; and

      - the conversion of an $825,000 note payable to a stockholder with a remaining balance of $750,325 into 150,065 shares of series D convertible preferred stock and the exercise of warrants to acquire 33,000 shares of series D convertible preferred stock for an aggregate exercise price of $165,000 in connection with an agreement with such holder and the automatic conversion of such shares upon completion of this offering into an aggregate of 183,065 shares of our common stock; and

     - on a pro forma as adjusted basis to give further effect to the receipt of the estimated net proceeds of $27,995,000 from the sale of 3,500,000 shares of our common stock offered by this prospectus at an assumed initial public offering price of $9.00 per share after deducting the underwriting discounts and commissions and our estimated offering expenses and payment of the $1.7 million fee described above.

                                                                          SEPTEMBER 30, 2001
                                                              ------------------------------------------
                                                                                             PRO FORMA
                                                                 ACTUAL       PRO FORMA     AS ADJUSTED
                                                              ------------   ------------   ------------
Cash and cash equivalents...................................  $  4,974,038   $  2,503,028   $ 28,798,028
                                                              ============   ============   ============
Debt and lease obligations:
  Notes and other payables to stockholders, net of discount
    of $545,750.............................................  $    204,575   $  1,700,000   $         --
  Line of credit with Northwest Hospital....................     2,834,262             --             --
  Capital lease obligations.................................       242,991        242,991        242,991
                                                              ------------   ------------   ------------
    Total debt and lease obligations........................     3,281,828      1,942,991        242,991
Mandatorily redeemable convertible preferred stock, $0.001
  par value:
  Series A, 550,700 shares authorized; 550,700 shares issued and outstanding actual; no shares issued and outstanding
    pro forma and pro forma as adjusted.....................     4,805,341             --             --
Convertible preferred stock, $0.001 par value:
  Series B, 897,513 shares authorized; 897,489 shares issued and outstanding actual; no shares issued and outstanding
    pro forma and pro forma as adjusted.....................     2,088,330             --             --
  Series C, 3,609,062 shares authorized; 3,350,600 shares
    issued and outstanding, actual; no shares issued and
    outstanding pro forma and pro forma as adjusted.........     7,253,091             --             --
  Series D, 6,500,000 shares authorized; 4,135,823 shares
    issued and outstanding, actual; no shares issued and
    outstanding pro forma and pro forma as adjusted.........    17,365,335             --             --
Stockholders' deficit:
  Common stock, $0.001 par value, 30,000,000 shares
    authorized, 1,937,582 shares issued and outstanding
    actual; 12,998,370 shares issued and outstanding
    pro-forma; 16,498,370 shares issued and outstanding pro
    forma as adjusted.......................................         1,937         12,998         16,498
  Additional paid-in capital................................    14,506,268     47,120,881     75,112,381
  Deferred compensation.....................................    (1,116,631)    (1,116,631)    (1,116,631)
  Deficit accumulated during the development stage..........   (40,474,665)   (42,720,415)   (42,720,415)
                                                              ------------   ------------   ------------
Total stockholders' equity (deficit)........................   (27,083,091)     3,296,833     31,291,833
                                                              ------------   ------------   ------------
Total capitalization........................................  $  7,710,834   $  5,239,824   $ 31,534,824
                                                              ============   ============   ============

     The above table does not include:

     - 1,647,340 shares of convertible preferred stock issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $4.61 per share, of which warrants to acquire 1,088,815 shares at a weighted-average exercise price of $4.95 per share will expire upon completion of the offering if not previously exercised;

     - 10,000 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $5.50 per share;

     - 158,600 shares of common stock issuable upon the exercise of outstanding options granted certain officers at a weighted-average exercise price of $1.25 per share;

     - 431,851 shares of common stock issuable upon the exercise of outstanding options granted under our 1998 and 2001 Stock Option Plans at a weighted-average exercise price of $0.95 per share;

     - 586,166 shares of common stock issuable upon the exercise of outstanding options granted under our 1999 Executive Stock Option Plan at a weighted-average exercise price of $0.85 per share; and

     - 1,776,042 shares available for future grant under our 2001 Stock Option Plan, 200,000 shares available for future grant under our 2001 Nonemployee Director Stock Incentive Plan and 500,000 shares available for future purchase under our Employee Stock Purchase Plan.

                                    DILUTION

     If you invest in our common stock, your interest will be diluted by the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Our pro forma net tangible book value at September 30, 2001 was $3,296,833, or $0.25 per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities on a pro forma basis, divided by the pro forma number of shares of common stock outstanding at September 30, 2001. Pro forma net tangible book value per share includes the conversion of 8,934,612 shares of our preferred stock into 9,776,321 shares of common stock, conversion of a note payable to a stockholder into 150,065 shares of series D convertible preferred stock and exercise of 1,134,402 preferred and common stock warrants into an equivalent number of common shares upon the closing of this offering. Assuming our sale of 3,500,000 shares of common stock at an assumed initial public offering price of $9.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value at September 30, 2001 would have been approximately $31,291,833, or $1.90 per share. This represents an immediate increase in pro forma net tangible book value of $1.65 per share to existing stockholders and an immediate dilution of $7.10 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

    Assumed public offering price per share.....................           $9.00
      Pro forma net tangible book value per share as of
         September 30, 2001.....................................  $0.25
      Increase per share attributable to new investors..........   1.65
                                                                  -----
    Pro forma as adjusted net tangible book value per share
      after the offering........................................            1.90
                                                                           -----
    Dilution per share to new investors.........................           $7.10
                                                                           =====

     The table above assumes no exercise of the underwriters' over-allotment option and excludes exercises of options and warrants after September 30, 2001. The number of shares outstanding as of September 30, 2001 excludes 1,176,617 shares of common stock issuable upon exercise of options outstanding as of September 30, 2001, having a weighted-average exercise price of $0.94 per share and 1,657,340 shares of stock issuable upon exercise of warrants outstanding at September 30, 2001, having a weighted-average exercise price of $4.61 per share, of which 1,088,815 warrants at a weighted-average exercise price of $4.95 per share must either be exercised or expire upon completion of the offering.

     The following table sets forth, as of September 30, 2001, the differences between the number of shares of common stock purchased from us, the total consideration paid and average price per share paid by existing stockholders on a pro forma basis and by the new investors, before deducting expenses payable by us, using an assumed public offering price of $9.00 per share.

                                                 SHARES PURCHASED        TOTAL CONSIDERATION       AVERAGE
                                               ---------------------    ----------------------    PRICE PER
                                                 NUMBER      PERCENT      AMOUNT       PERCENT      SHARE
                                               ----------    -------    -----------    -------    ---------
Existing stockholders........................  12,998,370      78.8     $35,260,907      52.8       $2.71
New investors................................   3,500,000      21.2      31,500,000      47.2        9.00
                                               ----------    ------     -----------    ------       -----
Total........................................  16,498,370    100.0%     $66,760,907    100.0%       $4.05
                                               ==========    ======     ===========    ======       =====

     If the underwriters' over-allotment option is exercised in full, the following will occur:

     - the number of shares of common stock held by existing stockholders will decrease to approximately 76.4% of the total number of shares of common stock outstanding; and

     - the number of shares held by new public investors will be increased to 4,025,000, or approximately 23.6% of the total number of shares of our common stock outstanding after this offering.

                            SELECTED FINANCIAL DATA

    The selected financial data set forth below should be read in conjunction with "Management's Discussion And Analysis Of Financial Condition And Results Of Operations" and the consolidated financial statements and the related notes and independent auditors' report included elsewhere in this prospectus. The independent auditors report contains an explanatory paragraph that states that we have incurred losses from operations, have a net capital deficiency and, at December 31, 2000, a net working capital deficit that raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements and the selected financial data do not include any adjustments that might result from the outcome of that uncertainty. The balance sheet data as of December 31, 1999 and 2000 and the statement of operations data for each of the years in the three-year period ended December 31, 2000 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the period from March 18, 1996 to December 31, 1996 and the year ended December 31, 1997, and the balance sheet data as of December 31, 1996, 1997 and 1998 are derived from our audited consolidated financial statements that are not included in this prospectus. The statement of operations data for the nine-months ended September 30, 2000 and 2001 and the balance sheet data as of September 30, 2001 are derived from our unaudited consolidated financial statements included in this prospectus, and include all adjustments, consisting of only normal, recurring adjustments, which we consider necessary for a fair presentation of the data. The pro forma net loss per share data give effect to the automatic conversion, upon completion of this offering, of all outstanding shares of our series B, C and D convertible preferred stock into shares of common stock as if it occurred on January 1 of the respective period or the dates of original issuance, if later.

                                                PERIOD FROM
                                               MARCH 18, 1996                                                     NINE MONTHS
                                                (INCEPTION)                                                          ENDED
                                                  THROUGH                YEARS ENDED DECEMBER 31,                SEPTEMBER 30,
                                                DECEMBER 31,     -----------------------------------------    -------------------
                                                    1996          1997       1998       1999        2000       2000        2001
                                               --------------    -------    -------    -------    --------    -------    --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
TOTAL REVENUES...............................     $   227        $   479    $   385    $   211    $    156    $   142    $     74
OPERATING COSTS AND EXPENSES
  Cost of research material sales............          --             --         81         46          51         53          49
  Research and development...................         660          1,966      2,860      2,885       3,114      2,211       3,470
  General and administrative.................         697            884      1,765      2,535       3,682      2,313       3,396
  Depreciation and amortization..............         104            142        164        196         199        146         337
                                                  -------        -------    -------    -------    --------    -------    --------
    Total operating costs and expenses.......       1,461          2,992      4,870      5,662       7,046      4,723       7,252
                                                  -------        -------    -------    -------    --------    -------    --------
    Loss from operations.....................      (1,234)        (2,513)    (4,485)    (5,451)     (6,890)    (4,581)     (7,178)
OTHER INCOME (EXPENSE), NET
  Interest expense...........................          --            (47)      (262)      (319)     (6,056)    (3,848)       (464)
  Other......................................           1             --         28        161         166        145         149
                                                  -------        -------    -------    -------    --------    -------    --------
  Net loss...................................      (1,233)        (2,560)    (4,719)    (5,609)    (12,780)    (8,284)     (7,493)
    Accretion of redemption value of
      mandatorily redeemable membership units
      and preferred stock....................        (106)          (275)      (329)      (354)       (430)      (314)       (312)
    Beneficial conversion feature of series D
      convertible preferred stock............          --             --         --         --          --         --      (4,274)
                                                  -------        -------    -------    -------    --------    -------    --------
    Net loss applicable to common
      stockholders...........................     $(1,339)       $(2,835)   $(5,048)   $(5,963)   $(13,210)   $(8,598)   $(12,079)
                                                  =======        =======    =======    =======    ========    =======    ========
Net loss per share -- basic and diluted(a)...     $ (0.61)       $ (1.29)   $ (2.29)   $ (2.71)   $  (6.35)   $ (4.04)   $  (6.24)
                                                  =======        =======    =======    =======    ========    =======    ========
Weighted average shares used in computing
  basic and diluted net loss per share(a)....       2,203          2,203      2,203      2,203       2,080      2,131       1,935
                                                  =======        =======    =======    =======    ========    =======    ========
Pro forma net loss per share - basic and
  diluted(b).................................                                                        (1.82)                 (1.19)
                                                                                                  ========               ========
Weighted average shares used in computing
  basic and diluted pro forma net loss per
  share......................................                                                        7,244                 10,109
                                                                                                  ========               ========

                                                                               DECEMBER 31,                         SEPTEMBER 30,
                                                           -----------------------------------------------------    -------------
                                                            1996       1997       1998        1999        2000          2001
                                                           -------    -------    -------    --------    --------    -------------
                                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents................................  $   121    $   264    $   638    $    649    $    411      $  4,974
Working capital..........................................       28        108     (1,176)       (209)     (4,488)          718
Total assets.............................................      730        828      1,400       2,519       4,629         9,321
Long-term obligations, net of current portion and
  discounts..............................................       --      1,463      2,834       2,881         801           275
Mandatorily redeemable convertible preferred stock.......    1,975      3,380      3,709       4,063       4,493         4,805
Convertible preferred stock..............................       --         --      2,088       9,341      16,444        26,707
Total stockholders' deficit..............................   (1,338)    (4,172)    (9,220)    (14,790)    (22,515)      (27,083)

------------------------------
(a) Net loss per share and weighted average shares outstanding for periods prior to our incorporation in July 1998 are calculated based on the conversion of LLC units to common shares at the time of incorporation. In 1998, we effected a stock split of approximately 1:5.507 for which all prior periods have been adjusted.

(b) Pro forma net loss per share is calculated as if shares of series B, C and D convertible preferred stock were converted to common shares at the beginning of the periods presented or upon issuance, if later.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under "Risk Factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

OVERVIEW

     We are a biotechnology company focused on discovering, developing and commercializing innovative immunotherapy products that safely generate and enhance effective immune responses to treat cancer.

     Since formation in 1996, our activities have primarily been devoted to research and development of our dendritic cell-based immunotherapy platform and our monoclonal antibody-based cancer therapies.

     We have a limited history of operations. Since inception, we have incurred significant losses and, as of September 30, 2001, had a deficit accumulated during the development stage of approximately $40.5 million. We anticipate incurring additional losses, which will increase for the foreseeable future, as we expand research and development activities and progress through current and projected clinical trials.

     Operating costs and expenses consist primarily of research and development expenses, clinical trial expenses, which are included in research and development, and general and administrative expenses.

     Research and development expenses include salary expenses and costs of supplies used in our internal research and development projects. We expect our research and development costs to increase as we continue to develop new applications of our technology, refine our manufacturing processes and move research projects through pre-clinical and clinical trials. We expect to expend at least $12 million on our proposed clinical trials and at least $8 million on research and development.

     From our inception in March 1996 through September 30, 2001, we incurred costs of approximately $15.0 million associated with the research into and development of our product candidates. At this time, due to the risks inherent in the clinical trial process imposed on new drug candidates and the fact that our technologies are unproven, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for commercialization.

     General and administrative expenses include compensation expenses related to executive, information technology management, finance and administrative personnel, the cost of facilities, insurance and legal support, as well as amortization costs of stock options and warrants granted to consultants and for entering into commercial arrangements. We expect general and administrative expenses to increase as we strengthen our infrastructure in support of our anticipated increased operations and expanded clinical trials.

     To date, our revenues have primarily been derived from the manufacture and sale of research materials, contract research and development services and research grants from the federal government. Ultimately, we believe our revenue will consist mainly of pharmaceutical product sales, licensing and royalties from marketing and distribution partnerships and technology transfers.

     We lack high volume manufacturing, sales and marketing experience and, as a result, we may experience significant difficulties commercializing our anticipated products.

     Deferred compensation represents the difference between the fair value of our common stock and the exercise price of options on their date of grant. The fair value of our common stock for purposes of this calculation was determined based on our review of the primary business factors underlying the value of our common stock on the date such option grants were made, viewed in light of this offering and the expected initial public offering price per share. During the nine months ended September 30, 2001, we recorded deferred compensation totaling $1,329,897. We are amortizing the deferred compensation to expense using the straight-line method over the vesting period. As of September 30, 2001, there was approximately $1,116,631 of deferred compensation to be amortized in future periods as follows: $100,000 for the three months ending December 31, 2001, $401,000 for the year ending December 31, 2002, $401,000 for the year ending December 31, 2003, $147,000 for the year ending December 31, 2004 and $67,000 for the year ending December 31, 2005. Additionally, in June of 2000 and 2001, we granted to a consultant an option to purchase 5,000 shares of common stock at exercise prices of $0.85 and $1.25 per share, respectively. The fair value of options granted was determined using the Black-Scholes model. The resulting compensation expense was approximately $54,000 for the nine months ended September 30, 2001. The value of the options are periodically remeasured as they vest.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2001

     Total Revenues. Total revenues decreased 48% from $141,732 for the nine months ended September 30, 2000 to $74,013 for the nine months ended September 30, 2001. Total revenues consisted primarily of research material sales and research grants. This decrease in revenue was primarily due to lower research material sales, which will fluctuate depending upon the timing of purchases by BioWhittaker, Inc., our sole customer, and no grant revenue in the 2001 period.

     Cost of Research Material Sales. Cost of research material sales decreased 8% from $53,362 for the nine months ended September 30, 2000 to $49,298 for the nine months ended September 30, 2001. This decrease was primarily due to lower research material sales.

     Research And Development Expense. Research and development expense increased 57% from $2,210,475 for the nine months ended September 30, 2000 to $3,469,985 for the nine months ended September 30, 2001. This increase was primarily due to increased costs associated with continued patient enrollment in our initial clinical trial, clinical trial monitoring, manufacture of DCVax-Prostate for clinical trial use, research and development costs associated with improving DCVax production techniques and research and development expenditures relating to our HuRx platform. Additionally, we expanded our scientific and manufacturing team to 38 individuals as of September 30, 2001 from 27 as of September 30, 2000.

     General And Administrative Expense. General and administrative expense increased 47% from $2,313,427 for the nine months ended September 30, 2000 to $3,395,561 for the nine months ended September 30, 2001. The increase in costs was primarily due to higher monthly rental costs, and for increased legal costs related to entering into certain contractual arrangements and increased patent research and filings.

     Depreciation And Amortization. Depreciation and amortization increased 132% from $145,619 for the nine months ended September 30, 2000 to $337,130 for the nine months ended September 30, 2001. This increase was primarily due to the significant increase in capitalized leasehold improvements in December 2000, as the result of finalization of tenant improvements at our current facility.

     Total Other Income (Expense), Net. Other income (expense), net, consists primarily of interest income and interest expense. Interest income was substantially the same at $144,837 for the nine months ended September 30, 2000 compared to $149,239 for the nine months ended September 30, 2001.

     Interest expense decreased 88% from $3,847,499 for the nine months ended September 30, 2000 to $464,456 for the nine months ended September 30, 2001. The decrease in interest expense was primarily due to the 2000 period including amortization related to the discount and beneficial conversion feature of a convertible promissory note that was converted late in 2000.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000

     Total Revenues. Total revenues decreased 26% from $210,520 for the year ended December 31, 1999 to $155,962 for the year ended December 31, 2000. Total revenues consisted primarily of research material sales, contract research and development fees from related parties and research grants. Sales of research materials to our sole customer increased from $39,260 in 1999 to $110,757 in 2000. This gain in revenue was offset by a cessation of our contract research and development agreements with Pacific Northwest Cancer

Foundation at the end of the first quarter of 1999, under which $84,375 was received in 1999. Additionally, grant research revenues decreased from 1999 to 2000, due to the timing of service performed under research contracts.

     Cost Of Research Material Sales. Cost of research material sales increased 12% from $45,565 for the year ended December 31, 1999 to $50,849 for the year ended December 31, 2000. This increase was primarily due to increased variable manufacturing costs associated with supporting increased sales of research materials, offset by improved efficiencies in the manufacturing process.

     Research And Development Expense. Research and development expense increased 8% from $2,885,332 for the year ended December 31, 1999 to $3,114,160 for the year ended December 31, 2000. This increase was primarily due to increased costs associated with patient enrollment in our initial clinical trial, clinical trial monitoring and travel related expenses and manufacture of DCVax-Prostate for clinical trial use. Our scientific and manufacturing team remained constant at 27 individuals.

     General And Administrative Expense. General and administrative expense increased 45% from $2,535,200 for the year ended December 31, 1999 to $3,682,015 for the year ended December 31, 2000. This increase was primarily due to increased employee costs as we expanded our administrative team to 14 individuals as of December 31, 2000, from 12 as of December 31, 1999 and higher monthly rental costs as we moved to our current facility. Additionally, legal costs increased, as a result of contractual agreements and patent research and filings.

     Depreciation And Amortization. Depreciation and amortization increased 1% from $196,012 for the year ended December 31, 1999 to $198,532 for the year ended December 31, 2000. This slight increase was primarily due to increasing equipment needs to support our ongoing research and development programs.

     Total Other Income (Expense), Net. Other income (expense), net, consists primarily of interest income and interest expense. Interest income increased 3.5% from $160,563 for the year ended December 31, 1999 to $166,179 for the year ended December 31, 2000. This increase was primarily due to a slightly higher average cash balance over the respective periods.

     Interest expense increased from $318,353 for the year ended December 31, 1999 to $6,055,806 for the year ended December 31, 2000. The increase in interest expense was primarily due to recognizing as interest expense the discount of $4,038,525 related to the value of the warrants issued with the 6% convertible promissory notes and interest expense of $1,025,575 related to the beneficial conversion feature on those notes.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

     Total Revenues. Total revenues decreased 45% from $385,007 for the year ended December 31, 1998 to $210,520 for the year ended December 31, 1999. Total revenues consisted primarily of research material sales, contract research and development fees from related parties and research grants. Sales of research material decreased from $47,507 in 1998 to $39,260 in 1999. Contract research and development fees from Pacific Northwest Cancer Foundation decreased from $337,500 in 1998 to $84,375 in 1999 as the contract terminated in the first quarter of 1999. These decreases were offset by an increase in grant revenue, as there were no research grants in 1998.

     Cost Of Research Material Sales. Cost of research material sales decreased 44% from $81,043 for the year ended December 31, 1998 to $45,565 for the year ended December 31, 1999. The decrease was primarily due to the drop in sales of research materials from $47,507 at the end of 1998 to $39,260 by the end of 1999 and increased start-up costs incurred in 1998.

     Research And Development Expense. Research and development expense increased 1% from $2,860,323 for the year ended December 31, 1998 to $2,885,332 for the year ended December 31, 1999. This slight increase was primarily due to increased costs associated with the initial development of DCVax-Prostate.

     General And Administrative Expense. General and administrative expense increased 44% from $1,765,360 for the year ended December 31, 1998 to $2,535,200 for the year ended December 31, 1999. The increase was primarily due to increased employee costs as we expanded our administrative team to 15 individuals as of December 31, 1999 from 10 as of December 31, 1998 and increased legal support for contractual agreements and patent research and filings.

     Depreciation And Amortization. Depreciation and amortization increased 20% from $163,529 for the year ended December 31, 1998 to $196,012 for the year ended December 31, 1999. The increase was primarily due to the build-out of lab facilities to support ongoing research and development and the creation of a pilot manufacturing clean room meeting FDA guidelines.

     Total Other Income (Expense), Net. Other income (expense), net, consists primarily of interest income and interest expense. Interest income increased 482% from $27,601 for the year ended December 31, 1998 to $160,563 for the year ended December 31, 1999. The increase in interest income was primarily due to the receipt of net proceeds from the series C convertible preferred stock offering of approximately $7.6 million, which increased available cash balances for investment.

     Interest expense increased 22% from $261,791 for the year ended December 31, 1998 to $318,353 for the year ended December 31, 1999. The increase in interest expense is primarily due to increased borrowings under the $2,900,000 letter of credit from Northwest Hospital.

LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 2001, we had cash and cash equivalents of $4,974,038 compared to $410,756 at December 31, 2000.

     We used $6,659,891 in cash for operating activities during the first nine months of 2001, compared to $4,456,123 in the first nine months of 2000. The change in cash used in operating activities from 2000 to 2001 was primarily due to an increased net loss, exclusive of amortization of debt discount and beneficial conversion feature, resulting from expanded operations.

     For the nine months ended September 30, 2001, we used $157,085 in cash for investing activities compared to $1,847,832 during the same period of the prior year. Cash used in investing activities consists solely of purchases of property and equipment for both periods.

     We generated $11,380,258 in cash from financing activities during the first nine months of 2001, compared to $6,369,641 during the first nine months of 2000. For the first nine months of 2001, cash generated from financing activities consists primarily of proceeds from issuances of our series D convertible preferred stock of $12,822,850, net of issuance costs, offset by payments made on a note payable to a stockholder of $899,675. For the first nine months of 2000, cash generated from financing activities consists primarily of proceeds from the issuance of convertible promissory notes and warrants, net of issuance costs.

     From inception, we have financed our operations primarily through the private sale of securities, cash generated from the sale of biomedical research products, equipment leases and borrowings from stockholders.

     We expect to incur substantial costs as we continue to expand our clinical trials, research and pre-clinical development initiatives. Additionally, we expect to repay the outstanding balance of our line of credit with Northwest Hospital prior to the closing of this offering. We expect that the net proceeds from this offering, along with our existing cash and cash equivalents will be sufficient to fund operations for the next twelve months. However, during or after this period, if our capital resources are insufficient to meet our capital requirements and expenses, we would need to issue additional equity or debt securities or obtain credit arrangements. Additional financing may not be available on terms acceptable to us or at all. The issuance of additional equity or convertible debt securities could result in additional dilution to our stockholders. Our future capital needs will depend on many unpredictable factors including the size, duration and number of clinical trials, the progress associated with pre-clinical trials, the time frame for successful development of an effective product, if ever, and the commercialization of such product all of which includes the regulatory approval process. The regulatory process is uncertain, includes extensive pre-clinical testing and clinical trials of each product candidate in order to establish its safety and effectiveness, can take many years and requires the expenditure of substantial resources. Additional costs will be incurred for preparing, filing, maintaining and enforcing patent claims and other intellectual property rights, modifications in existing or the establishment of new strategic partnerships and licensing arrangements, and clinical trials manufacturing costs. As a result of these factors, we cannot predict accurately the amount or timing of future cash needs.

     We do not have committed external sources of funding and we may be unable to obtain additional funds on acceptable terms, if at all. If adequate funds are not available, we may be required to, among other things:

     - delay, reduce the scope of or eliminate one or more of our programs;

     - obtain funds through arrangements with strategic partners or others that may require us to relinquish rights to technologies or product candidates that we would otherwise seek to develop ourselves;

     - license rights to technologies or product candidates on terms that are less favorable to us than might otherwise be available; or

     - dispose of assets and no assurance can be given that the changing value of such assets will be realized upon liquidation.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     Our exposure to market risk is presently limited to interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. We are exposed to interest rate changes primarily as a result of our investment activities and borrowings under debt arrangements. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive without significantly increasing risk. To minimize risk, we maintain our cash and cash equivalents in interest-bearing instruments, primarily money market funds. Our interest rate risk management objective with respect to our borrowings is to limit the impact of interest rate changes on earnings and cash flows. Due to the nature of our cash and cash equivalents and borrowings, we believe that we are not subject to any material market risk exposure. We do not have any foreign currency or other derivative financial instruments.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains and losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 was effective for us beginning in the first quarter of fiscal 2001 and did not have an impact on our consolidated financial statements.

     In July 2001, the FASB issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also specifies that certain intangible assets acquired in a purchase method business combination must be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Statement 141 is required to be adopted immediately and Statement 142 will be adopted January 1, 2002. As we currently have no intangible assets, adoption is not expected to have a material impact on our financial statements.

                                    BUSINESS

OVERVIEW

     We are a biotechnology company focused on discovering, developing, and commercializing immunotherapy products that safely generate and enhance immune system responses to effectively treat cancer. Currently approved cancer treatments are frequently ineffective and can cause undesirable side effects. Our approach in developing cancer therapies combines our expertise in the biology of dendritic cells, which are a type of white blood cells that activate the immune system, monoclonal antibodies, which are antibodies that are identical to each other and target only one specific disease target, or antigen, and immunology and antigen discovery. We use our proprietary technologies to develop cancer therapies. These therapies are derived from our two versatile product development programs, DCVax and HuRx.

     DCVax. DCVax is a dendritic cell-based cancer immunotherapy platform. Our DCVax therapies are designed to safely elicit potent immune responses that eliminate cancer cells. We are currently developing four DCVax product candidates. Our lead DCVax product candidate, DCVax-Prostate, is a prostate cancer treatment for which we are commencing a Phase III clinical trial. We observed stabilization of disease in 52% (14 of 27) of the patients in our Phase I/II clinical trial for DCVax-Prostate. All nine of these stable patients did not have measurable metastatic disease at the time of treatment and all nine were stable, as measured by radiographic criteria, at weeks 23 to 28. These results can be compared to results for another experimental therapy given to similar patients without metastatic disease that had a median time to progression of 29 weeks. Patients with measurable metastatic disease in our Phase I/II clinical trial had a median time to progression of 20 weeks. These results can be compared to results for another experimental therapy given to patients with metastatic disease that had a median time to progression of 12 weeks. Eighty-three percent (83%) of patients had an immune response following treatment with DCVax-Prostate. This immune response was measured by the amount of immune-reactive substances found in the blood of patients, which formed specifically in response to a specific substance present in DCVax-Prostate that is found on the surface of prostate cells, known as prostate-specific membrane antigen, or PSMA. To date, we have observed no significant adverse side effects from DCVax-Prostate. Our second DCVax product candidate, DCVax-Brain, is moving towards a Phase II clinical trial for glioblastoma, a lethal form of brain cancer. Our third DCVax product candidate is DCVax-Lung, for which an application has been submitted to the FDA in support of a Phase I clinical trial for non small-cell lung carcinoma, the most prevalent form of lung cancer. Our fourth DCVax product candidate is designed to treat renal cancer and is in pre-clinical development.

     HuRx. HuRx is our monoclonal antibody-based cancer therapy platform. HuRx product candidates are based on monoclonal antibodies that do not contain mouse proteins, like traditional monoclonal antibodies, and are known as fully human monoclonal antibodies. In partnership with Medarex, Inc., we have assembled an initial portfolio of four HuRx product candidates targeted to treat several types of cancers. Our lead HuRx product candidate, HuRx-Prostate, is a fully human monoclonal antibody-based therapy for the treatment of prostate cancer. HuRx-Prostate is currently being manufactured under FDA guidelines for our anticipated Phase I clinical trials. We have observed significant anti-cancer activity in tests of human prostate cancer cell cultures treated with HuRx-Prostate. Our other HuRx product candidates are in pre-clinical development.

     None of our primary product candidates have received regulatory approval for commercial sale and no such approval may be received unless we successfully complete clinical trials.

INDUSTRY BACKGROUND

INCIDENCE OF CANCER IN THE UNITED STATES

     The American Cancer Society estimates that in the United States, men have a 1 in 2 lifetime risk of developing cancer, while women have a risk of 1 in 3. Doctors are expected to diagnose approximately 1.3 million new cases of cancer in the United States during 2001. Cancer is the second leading cause of death in the United States after heart disease and is estimated to result in approximately 553,000 deaths, or 1,500 per day, in 2001. The direct medical costs related to treating cancer in the United States were estimated to be $60 billion in 2000. Our initial therapeutic targets, prostate, brain and lung cancers, cause approximately 37% of the cancer deaths in the United States each year. The American Cancer Society estimates that the incidence of new diagnosis and deaths resulting from several common cancers during 2001 will be as follows:

----------------------------------------------------
    TYPE OF CANCER        NEW CASES        DEATHS
----------------------------------------------------
     Breast                193,700          40,600
     Prostate              198,100          31,500
     Colorectal            135,400          56,700
     Lung                  169,500         157,400
     Kidney                 30,800          12,100
     Melanoma               51,400           7,800
     Brain                  17,200          13,100
----------------------------------------------------

     Our most advanced product candidate, DCVax-Prostate, addresses the treatment of prostate cancer. Prostate cancer is now the most prevalent form of cancer among men in the United States, representing 31% of all new cases in men, resulting in the second highest number of deaths of men from cancer.

CANCER

     Cancer is characterized by aberrant cells that multiply uncontrollably. As cancer progresses, the cancer cells may invade other tissues throughout the body producing additional cancers, called metastases. Cancer growth can cause tissue damage, organ failure and, ultimately, death.

     Many immunologists believe that cancer cells occur frequently in the human body, yet are effectively controlled by the immune system because these cells are recognized as aberrant. Cancer growth occurs if this natural process fails.

     Cancer cells produce abnormal kinds and amounts of substances called antigens, which may be distinguishable from those produced by healthy cells. The use of these cancer-associated antigens is essential to the successful development of products capable of stimulating the immune system to seek and destroy cancer cells marked by these antigens.

THE HUMAN IMMUNE SYSTEM

     The immune system is the body's defense mechanism responsible for recognizing and eliminating cancer cells, viruses, bacteria and other disease-causing organisms. This system consists of populations of white blood cells whose components are responsible for initiating the cellular immune response, and the humoral, or antibody-based, immune response.

     Dendritic cells, a component of white blood cells, initiate the cellular immune response by processing and displaying disease-associated antigen fragments on their outer cell surface, where they are recognized by white blood cells, known as naive T cells, that have not yet been exposed to antigens. Upon exposure to these antigen fragments, naive T cells become disease-specific Helper T cells or Killer T cells. Helper T cells then induce Killer T cells to seek and destroy the cells marked by the disease-associated antigen.

     B cells direct the humoral immune response by binding to disease-associated antigens on the surface of various cell types, producing disease-specific antibodies. Helper T cells also enhance B cell production of disease-specific antibodies. These antibodies bind to and initiate the destruction of cells marked by the associated disease-specific antigens.

     A small population of activated Helper T cells, Killer T cells, and antibody-producing B cells survive for long periods of time, retaining the memory of what the disease fragment looks like. These cells can respond very rapidly to subsequent exposure to disease-specific antigens and fragments. The most effective natural immune response is one in which both Killer T cells and antibody-producing B cells are activated.

     The immune system response to cancer is generally characterized by the following sequence:

     - Step 1. Dendritic cells ingest cancer antigens, break them into small fragments and display them on their outer cell surfaces.

     - Step 2. Dendritic cells bearing these cancer antigen fragments bind to and activate naive T cells, which become disease-specific Helper T and Killer T cells.

     - Step 3. The activated Helper T cells produce factors that greatly enhance the cell division of Killer T cells and mature their cancer-killing properties.

     - Step 4. Cancer cells and their cancer-associated antigens are also recognized by antibody producing B cells.

     - Step 5. The activated Helper T cells produce factors that greatly enhance antibody production by B cells that in turn are specific for the cancer-associated antigens.

     - Step 6. The Killer T cells and antibodies, acting alone or in combination, destroy cancer cells.

LIMITATIONS OF CURRENT CANCER THERAPIES

TRADITIONAL CANCER THERAPY APPROACHES

     Cancer is characterized by aberrant cells that multiply uncontrollably. As cancer progresses, the cancer cells may invade other tissues throughout the body producing additional cancers, called metastases. Effective therapies must attack the cancer both at its site of origin and at sites of metastases. Traditional treatments for cancer include:

     - Surgery. Surgery may be used to remove cancer cells, but not all cancer cells can be removed surgically. Surgery may also result in significant adverse side effects such as collateral damage to healthy tissue, bleeding and infection.

     - Radiation Therapy. Radiation therapy may be used to treat cancers but it can cause significant damage to healthy tissue surrounding the targeted cancer cells. Recurrent cancers may not be treatable with further radiation therapy. Radiation therapy may also cause additional significant adverse side effects such as burns to treated skin, organ damage and hair loss.

     - Chemotherapy. Chemotherapy may be used to treat cancer, but involves the use of toxic chemical agents. These toxic chemical agents affect both healthy and diseased cells and may cause additional significant adverse side effects such as hair loss, immune suppression, nausea and diarrhea.

     - Hormone Therapy. Hormone therapy may be used to treat cancer, but involves the use of substances that chemically inhibit the production of growth and reproductive hormones. Hormone therapy is limited in effectiveness. Hormone therapy may also cause significant adverse side effects such as bone loss, hot flashes, impotence and blood clots.

CURRENT CANCER IMMUNOTHERAPY APPROACHES

     Immunotherapy can stimulate and enhance the body's natural mechanism for destroying pathogens, such as cancer cells, and may overcome many of the limitations of traditional cancer therapies. Immunotherapy may be particularly useful to augment traditional cancer therapies. In recent years, two cancer immunotherapy approaches have emerged, with FDA approved products to address the limitations of traditional therapies:

     - Antibody-Based Therapies. Currently approved antibody-based cancer therapies have improved survival rates with reduced side effects when compared with traditional therapies. However, these antibody-based therapies can elicit an immune response against themselves because they contain mouse proteins or fragments of such proteins. This can limit their effectiveness and potentially endanger a patient's health.

     - Immune-Modulating Agents. Currently approved immune-modulating agents, such as IL-2, GM-CSF and alpha-interferon, have been found to have some ability to enhance the immune system and control cancer growth. However, these therapies involve delivery of the immune modulating agent through the blood system. This lack of selectivity may result in significant toxicity to healthy tissue.

     We believe that the most effective way to address cancer is to stimulate and enhance the patient's natural immune system to seek and destroy cancer cells.

OUR SOLUTIONS

     We have developed two proprietary approaches, DCVax and HuRx, for stimulating and enhancing a patient's cellular and humoral immune response to cancer. We believe that DCVax and HuRx products can overcome the limitations of current cancer therapies and offer cancer patients safe and effective treatment alternatives, alone or in combination with other therapies.

DCVAX

     Our DCVax platform combines our expertise in dendritic cell biology, immunology and antigen discovery with our proprietary process of producing and activating dendritic cells outside a patient's body to develop therapeutic products that stimulate beneficial immune responses to treat cancer. We believe that DCVax has the following significant characteristics, the total of which, we believe makes it a potentially attractive therapeutic alternative to current therapies:

     - Activates The Natural Immune System. Our DCVax products are designed to elicit a natural immune response. We believe that our pre-clinical and clinical trials have demonstrated that our DCVax product candidates can train a patient's own Killer T cells to seek and destroy specifically targeted cancer cells. Our clinical trials have also shown that DCVax-Prostate stimulates the body to produce antibodies that bind to cancer-associated antigens and potentially destroy cancer cells marked by these antigens.

     - Multiple Cancer Targets. We intend to apply our DCVax platform to treat a wide variety of cancers. The DCVax platform affords the flexibility to target many different forms of cancer through the pairing of dendritic cells with cancer-associated antigens, fragments of cancer-associated antigens or deactivated whole cancer cells.

     - No Significant Adverse Side Effects Or Toxicity. Our lead DCVax product candidate, DCVax-Prostate, has shown mild injection site reactions, which were typical and fully anticipated, but no significant adverse side effects in over 110 clinically administered injections. We believe that we minimize the potential for toxicity by using the patient's own cells to create our DCVax products. Additionally, because our DCVax products are designed to target the cancer-associated antigens in the patient, we believe they minimize collateral damage to healthy cells.

     - Rapid Pre-Clinical Development. We believe that our DCVax technology, which has been safely administered in a Phase I/II clinical trial for prostate cancer, will enable us to rapidly move new potential products into clinical trials within six to nine months of concept, subject to FDA approval. Identifying promising new DCVax product candidates simply requires identification of cancer-associated antigens, fragments of cancer-associated antigens or whole cancer cells. To date, we have identified six cancer-associated antigens over a period of two years.

     - Ease Of Administration. We initially collect a patient's white blood cells in a single standard outpatient procedure called leukapheresis. After patient-specific manufacturing and quality control testing, each small dose of a DCVax product is administered by a simple intradermal injection in an outpatient setting.

     - Complementary With Other Treatments. Our DCVax products are designed to stimulate the patient's own immune system to safely target cancer cells. Consequently, we believe these products may be complementary to traditional therapies such as chemotherapy, radiation therapy, hormone therapy and surgery.

HURX

     Our HuRx platform is designed to combine our expertise in monoclonal antibodies, immunology and antigen discovery with strategic partners who have expertise in fully human monoclonal antibody development and production. We are currently co-developing our initial HuRx products with Medarex, Inc., our existing HuRx strategic partner. This strategic partnership enables us to create proprietary fully human monoclonal antibody-based cancer therapies. Products derived from our HuRx platform will have the following characteristics the total of which, we believe, will make them potentially attractive alternatives to current therapies:

     - Fully Human Antibodies. Current monoclonal antibody-based therapies contain mouse proteins or fragments of such proteins. Consequently, these therapies have the potential to elicit unwanted immune responses against the mouse proteins or protein fragments. Our HuRx products are based on monoclonal antibodies that are fully human, and thus do not contain any mouse proteins. As a result, we expect these products to exhibit a favorable safety profile and no unwanted immune response against the HuRx antibody-based therapy itself.

     - Rapid Pre-Clinical Development. We are developing our initial HuRx products in collaboration with Medarex. This strategic partnership combines expertise in fully human monoclonal antibody technology, in-house development and clinical supply manufacturing. Our strategic partnership with Medarex is designed to enable us to rapidly develop product candidates from our antigen discovery program. Consequently, we believe that, subject to FDA approval, we can progress from antigen discovery to clinical trials for each new HuRx product candidate in twelve months or less.

     - Cancer Specificity. Our proprietary antigens are significantly over-expressed in cancer cells. Our HuRx antibodies bind to these targeted cancer-associated antigens and potentially destroy cancer cells marked by these antigens. To date, we have successfully identified four clinically validated antigens associated with six different cancers.

     - Multiple Therapeutic Applications. We believe that HuRx antibodies may be used as stand-alone products that bind to cancer-associated antigens, and potentially destroy cancer cells marked by these antigens. HuRx antibodies may also enable the targeted delivery of existing therapies such as radiation and cytotoxic agents. The inherent toxic effects of cytotoxic agents and radioactive materials on normal tissue are minimized by coupling these agents to antibodies that have a high degree of specificity to cancer cells.

     - Commercialization. Based on our experience with the manufacturing of HuRx antibodies for our clinical trials we believe the manufacturing of these antibodies can be scaled to meet market demand. Antibody-based products are typically characterized by an inherent stability, resulting in a commercially acceptable shelf-life.

     - Complementary With Other Treatments. We believe that our HuRx products may be suitable for use alone or in combination with currently approved therapies due to their complementary cell-killing properties.

     In addition, we believe that HuRx antibodies may be useful for the development of cancer diagnostic imaging products.

OUR STRATEGY

     Our objective is to become the leading biotechnology company focused on discovering, developing and commercializing immunotherapy products that safely generate and enhance natural immune system responses to effectively treat cancer. To achieve this objective, we are pursuing the following strategic initiatives:

     - Maximize Speed To Market Of DCVax-Prostate. We are commencing a Phase III clinical trial for DCVax-Prostate, which if successful, will allow us to bring DCVax-Prostate to market. Because DCVax-Prostate addresses late-stage prostate cancer, we intend to apply to the FDA for fast-track designation.

     - Expand DCVax To Multiple Cancers. We are applying our DCVax platform to brain, lung and renal cancers. We have conducted extensive pre-clinical studies on the applicability of our DCVax platform to each of these cancers. Subject to FDA approval, we expect to begin a Phase II clinical trial for DCVax-Brain, and a Phase I clinical trial for DCVax-Lung within 12 months.

     - Establish A Competitive Position In Antibody-Based Cancer Therapies. We are expanding the development of our HuRx products through our strategic partnership with Medarex. We have completed extensive pre-clinical studies on HuRx-Prostate, our lead HuRx product candidate. Subject to FDA approval, we expect to begin Phase I clinical trials within 12 months.

     - Diversify Our Product Portfolio. We will continue to utilize our antigen discovery expertise to identify and validate new cancer-associated antigens that can be paired with our DCVax and HuRx technologies. In addition, we intend to accelerate the development of a broader product portfolio by licensing or acquiring complementary technologies, patents and product candidates.

     - Establish Strategic Partnerships. We intend to enter into additional strategic partnerships with various corporate collaborators and academic research institutions to augment our development and commercialization efforts. Although we intend to retain rights to products that we can commercialize ourselves, we intend to collaborate with strategic partners to support the development and commercialization of some of our products. We may also enter into strategic partnerships to obtain value for our proprietary DCVax and HuRx technologies outside our areas of interest.

OUR CLINICAL AND PRECLINICAL DEVELOPMENT PROGRAMS

     We are developing DCVax- and HuRx-based therapeutic products for the treatment of cancer. We have completed or largely completed our research and pre-clinical testing phases of four product candidates, two of which, DCVax-Prostate and DCVax-Brain, are in clinical trials. We have submitted an application to the FDA to support a Phase I clinical trial for DCVax-Lung and we intend to submit an application to the FDA to enable us to begin clinical testing for HuRx-Prostate. Additionally, we have numerous projects in pre-clinical research and development. We are also actively engaged in the research and discovery of cancer-associated antigens and fragments of cancer-associated antigens that can be used with our DCVax and HuRx platforms.

     The following table summarizes the targeted indications and status of our product candidates:

--------------------------------------------------------------------------------------------------------------
  PRODUCT CANDIDATE             TARGET INDICATIONS                                 STATUS
--------------------------------------------------------------------------------------------------------------
 DCVAX PLATFORM
--------------------------------------------------------------------------------------------------------------
 DCVax-Prostate        Prostate cancer                        Phase III -- protocol submitted to the FDA
 DCVax-Brain           Glioblastoma                           Phase II  -- trial planned to begin Q2 2002
 DCVax-Lung            Non small-cell lung cancer             Phase I  -- application submitted to the FDA
 DCVax-Renal           Renal cancer                           Pre-clinical
--------------------------------------------------------------------------------------------------------------
 HURX PLATFORM
--------------------------------------------------------------------------------------------------------------
 HuRx-Prostate         Prostate cancer                        Phase I  -- trial planned to begin Q3 2002
 HuRx-Lung             Small cell lung cancer                 Pre-clinical
 HuRx-Breast           Breast cancer                          Pre-clinical
 HuRx-Brain            Glioblastoma                           Pre-clinical
 HuRx-Colon            Colon cancer                           Pre-clinical
 HuRx-Melanoma         Melanoma                               Pre-clinical
 Flt4                  Prostate cancer                        Pre-clinical
--------------------------------------------------------------------------------------------------------------
 GENE THERAPY
--------------------------------------------------------------------------------------------------------------
 CXCR4                 Breast cancer, Glioblastoma, Colon     Pre-clinical
                       cancer and Melanoma
 CX43                  Breast cancer, Glioblastoma and        Pre-clinical
                       Prostate cancer
--------------------------------------------------------------------------------------------------------------

OUR DCVAX PLATFORM

     The DCVax platform uses our proprietary process to efficiently produce and activate dendritic cells outside of a patient's body. Our Phase I/II clinical trial has shown that these cells can generate an effective immune system response when administered therapeutically. Manufacture of a DCVax product takes approximately 30 days to complete, and is characterized by the following sequence:

     - Collection. A patient's white blood cells are collected in a single and simple outpatient procedure called leukapheresis.

     - Isolation of Precursors. These cells are sent to our manufacturing facility, where dendritic cell precursors are isolated from the patient's white blood cells.

     - Transformation by Growth Factors. Dendritic cell precursors are transformed, through the application of specific growth factors, into highly pure populations of immature dendritic cells during a six-day culture period.

     - Maturation. Immature dendritic cells are exposed to a proprietary maturation factor in order to maximize Helper T cell, Killer T cell and B cell activation.

     - Antigen Display. Cancer-associated antigens, fragments of cancer-associated antigens or deactivated whole cancer cells are added to, ingested and processed by the maturing dendritic cells, causing the dendritic cells to display fragments of cancer-associated antigens on their outer cell surfaces.

     - Harvest. These dendritic cells are harvested and separated into single-use DCVax administration vials, frozen and stored.

     - Quality Control. Each DCVax product lot undergoes rigorous quality control testing, including 14-day sterility testing for bacterial and mycoplasma contamination, and potency testing prior to shipment to the administration site for intradermal injection.

                       Illustration of the DCVax Platform

     We believe that, by virtue of the process described above as antigen display, our DCVax platform affords the flexibility to target many different forms of cancer through the pairing of dendritic cells with cancer-associated antigens, pieces of cancer-associated antigens or deactivated whole cancer cells. We have either patented or licensed critical intellectual property encompassing this technology.

DCVAX PRODUCT CANDIDATES

DCVAX-PROSTATE

     DCVax-Prostate results from combining the DCVax platform with the cancer-associated antigen PSMA. PSMA is located on the surface of prostate cells. It is expressed at very low levels on benign or healthy prostate cells, and at much higher levels on prostate cancer cells. Because PSMA is over-expressed in all prostate cancers, it represents an effective target for prostate cancer therapeutics. We have an exclusive worldwide license for the use of PSMA as a target for dendritic cell-based prostate cancer immunotherapy.


     DCVax-Prostate Clinical Trials. We are commencing a pivotal double-blind, placebo-controlled Phase III clinical trial for DCVax-Prostate involving late-stage prostate cancer patients for whom hormone therapy is no longer effective. This trial will include 495 patients enrolled at multiple sites in the United States. Patients will be evaluated throughout the course of the trial, and interim data will be analyzed after 250 patients have completed their first year of the trial. In November 2001, we entered into a laboratory services agreement with Quintiles Laboratories Limited. Under this agreement, Quintiles will provide us with analytical and data management services in connection with our Phase III clinical trial for DCVax-Prostate. We expect to pay Quintiles approximately $1.6 million for these services. The agreement is intended to continue for the duration of our Phase III clinical trial for DCVax-Prostate, however, it can be terminated upon 90 day prior written notice by either party. The agreement is also subject to termination if either party breaches its material obligations under the agreement.


     In September 1999, we filed an application to conduct a Phase I/II clinical trial for DCVax-Prostate to treat late-stage prostate cancer patients for whom hormone therapy was no longer effective. This trial, carried out at M.D. Anderson Cancer Center and at UCLA, administered DCVax-Prostate to 32 patients in order to establish the safety and efficacy of three different dosage levels of DCVax-Prostate.

     We observed stabilization of disease in 52% (14 of 27) of the patients in our Phase I/II clinical trial for DCVax-Prostate. Nine of these stable patients did not have measurable metastatic disease at the time of treatment and all nine were stable, as measured by radiographic criteria, at weeks 23 to 28. These results can be compared to results for another experimental therapy given to similar patients without metastatic disease that had a median time to progression of 29 weeks. Patients with measurable metastatic disease in our Phase I/II clinical trial had a median time to progression of 20 weeks. These results can be compared to results for another experimental therapy given to patients with metastatic disease that had a median time to progression of 12 weeks. Eight-three percent (83%) of patients had an immune response following treatment with DCVax-Prostate, as measured by the amount of immune-reactive substances found in the blood of patients, which formed specifically in response to PSMA.

     Target Market. The American Cancer Society estimates that 198,100 new cases of prostate cancer will be diagnosed in the United States during 2001. Deaths from prostate cancer are estimated at 31,500 per year. We estimate that there is an initial DCVax-Prostate target population consisting of approximately 73,000 patients with late stage, or hormone refractory, prostate cancer.

     Current Treatments. Existing treatments for localized prostate cancer include surgery and various forms of radiation therapy. The current standard-of-care for treating metastatic prostate cancer is hormone therapy. Although this therapy achieves temporary tumor control, the National Cancer Institute's 1989 - 1996 five-year survival rate for metastatic prostate cancer is only 33%. Moreover, hormone therapy may cause significant adverse side effects, including bone loss, hot flashes, impotence and blood clots. Disease progression in the presence of hormone therapy occurs on average in two years, and is then classified as hormone refractory prostate cancer. Approximately 50% of patients with hormone refractory prostate cancer will die within one year of its onset. Currently, the only FDA approved treatments for hormone refractory prostate cancer are chemotherapy and radioactive pharmaceuticals, which can alleviate cancer-related symptoms but may cause significant adverse side effects and do not prolong survival. We believe that DCVax-Prostate addresses this critical unmet medical need.

DCVAX-BRAIN

     DCVax-Brain uses our DCVax platform in combination with glioblastoma-associated antigen fragments. Our clinical collaborators at UCLA are conducting a Phase I clinical trial to assess the safety and efficacy of dendritic cell-based immunotherapy for glioblastoma. They have informed us that it has been safely administered to nine patients and provided us with preliminary data on seven patients. Three patients that were newly diagnosed with glioblastoma and treated with dendritic cells similar to those used in our DCVax(TM)-Brain have all survived and showed no recurrence of disease with a mean of 16.5 months to date compared to 7 months for historical controls at UCLA. Four patients that had recurrent glioblastoma and received the dendritic cells had a mean time to progression of 13 months compared to 5 months for historical controls and a mean survival of 18 months to date compared to 10 months for historical controls. One of the patients died within approximately 11 months of treatment. Based on these results, we intend to discuss with the FDA the transfer to us of the application on which the UCLA study was based, for the purpose of initiating a Phase II clinical trial with DCVax-Brain at several clinical sites. Because DCVax-Brain is not identical to the product used in the UCLA trial, the FDA may require us to perform Phase I clinical trials using DCVax-Brain prior to proceeding to Phase II.

     Target Market. The American Cancer Society estimates that 17,200 new cases of brain cancer will be diagnosed in the United States during 2001. Deaths from brain cancer are estimated at 13,100 per year. The most common and lethal form of brain cancer is glioblastoma, the indication we are targeting with DCVax-Brain. We estimate that DCVax-Brain addresses a population consisting of approximately 10,000 new patients per year.

     Current Treatments. Existing treatments for glioblastoma include surgery, radiation and chemotherapy that are used in various combinations and/or sequences. These treatments have significant adverse side effects. In its most recent study, The National Institute of Health reported that the 1989 - 1996 five-year survival rate for all brain cancer patients was only 31%. Following initial treatment, virtually all cases of this cancer recur, with a life expectancy of approximately one year following recurrence. No effective therapy exists for these patients. We believe that DCVax-Brain addresses this critical unmet medical need.

DCVAX-LUNG

     DCVax-Lung uses our DCVax platform in combination with isolated and deactivated lung cancer cells as antigens. We are moving towards a Phase I clinical trial to assess the safety and efficacy of DCVax-Lung. We have completed all pre-clinical work for this trial and have submitted an application to commence a Phase I clinical trial to the FDA.

     Target Market. The American Cancer Society estimates that 169,500 new cases of lung cancer will be diagnosed in the United States during 2001. Approximately 80% of these cases will be attributable to non small-cell lung cancer, the indication we are targeting with DCVax-Lung. Deaths from all forms of lung cancer are estimated at 157,400 per year.

     Current Treatments. Existing treatments for non small-cell lung cancer include surgery and radiation therapy, which are used in various combinations. These treatments have significant adverse side effects. In its most recent study, the National Institute of Health reported that the 1989 - 1996 five-year survival rate for non small-cell lung cancer patients was only 6.2%. Following initial treatment, virtually all cases of this cancer recur, with a life expectancy of approximately one year following recurrence. No effective therapy exists for these patients. We believe that DCVax-Lung addresses this critical unmet medical need.

DCVAX-RENAL

     The American Cancer Society estimates that 30,800 new cases of renal cancer will be diagnosed in the United States during 2001. Deaths from renal cancer are estimated at 12,100 per year. DCVax-Renal is in preclinical development.

OUR HURX PLATFORM

     Our HuRx platform combines our expertise in monoclonal antibodies, immunology and antigen discovery with strategic partners who have expertise in fully human monoclonal antibody development. We are co-developing our initial HuRx products with Medarex. We believe this strategic partnership will enable us to create proprietary fully human monoclonal antibody-based cancer therapies. We manufacture our HuRx products in the following sequence:

     - Identification. We identify, validate and select a potentially useful cancer-associated antigen for our HuRx platform.

     - Immunization. This cancer-associated antigen is used to immunize transgenic mice. These mice create B cells, which produce fully human cancer-associated antigen-specific antibodies.

     - Selection And Culturing. From the B cells created during immunization, we select single antibody-producing cells, which we then culture to large quantities. These cells produce identical antibodies with high specificity to the targeted cancer-associated antigen.

     - Analysis And Evaluation. These fully human monoclonal antibodies are analyzed for specificity to the cancer-associated antigen, ability to bind to live cancer cells with high affinity and ability to kill those cells. In addition, the antibody-producing cells are evaluated for their ability to generate high quantities of the selected antibodies.

     - Manufacturing. Our HuRx fully human monoclonal antibodies are manufactured for clinical trials under FDA guidelines.

     We believe that our antigen discovery program will enable us to identify and develop cancer-associated antigens in the HuRx platform, potentially expanding our portfolio of therapeutic products. We expect that the antibodies generated by the HuRx platform will be useful as stand-alone products or as products coupled with cytotoxins or radioactive agents.

HURX PRODUCT CANDIDATES

HURX-PROSTATE

     HuRx-Prostate results from combining the HuRx platform with the cancer-associated antigen PSMA to create therapeutically useful antibodies. These antibodies bind to and initiate the destruction of cancer cells marked by PSMA. We are moving towards a Phase I clinical trial in hormone refractory prostate cancer patients. We are manufacturing HuRx-Prostate under FDA guidelines for this clinical trial. Pre-clinical work is largely completed.

     Target Market. The American Cancer Society estimates that 198,100 new cases of prostate cancer will be diagnosed in the United States during 2001. Deaths from prostate cancer are estimated at 31,500 per year. We estimate that there is an initial HuRx-Prostate target population consisting of approximately 73,000 patients with late stage or hormone refractory prostate cancer.

     Current Treatments. Existing treatments for localized prostate cancer include surgery and various forms of radiation therapy. The current standard-of-care for treating metastatic prostate cancer is hormone therapy. Although this therapy achieves temporary tumor control, the National Cancer Institute's 1989 - 1996 five-year survival rate for metastatic prostate cancer is only 33%. Moreover, hormone therapy may cause significant adverse side effects such as bone loss, hot flashes, impotence and blood clots. Disease progression in the presence of hormone therapy occurs on average in two years, and is then classified as hormone refractory prostate cancer. Approximately 50% of patients with hormone refractory prostate cancer will die within one year of its onset. Currently, the only FDA approved treatments for hormone refractory prostate cancer are chemotherapy and radioactive pharmaceuticals, which can alleviate cancer-related symptoms but may cause significant adverse side effects and do not prolong survival. We believe that HuRx-Prostate addresses this critical unmet medical need.

HURX-LUNG, HURX-BREAST, HURX-BRAIN, HURX-COLON AND HURX-MELANOMA

     We have selected cancer-associated antigens for non small-cell lung cancer, breast cancer, glioblastoma, colon cancer and melanoma. According to the American Cancer Society, these conditions represent approximately 32% of all cancers expected to be diagnosed in the United States in the year 2001. Through our strategic partnership with Medarex, we are currently developing fully human monoclonal antibodies targeted to antigens associated with these cancers.

GENE THERAPY PROGRAM

     Cancer is characterized by normal cellular activity becoming aberrant as a result of altered gene function or expression. The result of this alteration is uncontrolled cell division. Gene therapy involves the use of genes for purposes of expressing specific proteins in cancer cells that alter the aberrant behavior of those cancer cells in order to:

     - normalize uncontrolled cell division;

     - increase sensitivity to treatments capable of inducing cell death; or

     - induce cell death.

     We have identified two genes, which we are evaluating as potential targets for developing therapies for breast cancer, glioblastama, colon cancer, melanoma and prostate cancer. We intend to use the preclinical data developed to explore opportunities to license this technology to others.

STRATEGIC PARTNERSHIPS

     We have entered into the following strategic partnerships:

     Medarex, Inc. In April 2001, we entered into a collaboration agreement with Medarex to produce fully human monoclonal antibodies to certain antigen targets identified by us. The agreement calls for joint development of antibodies to at least eight cancer-associated antigen targets. Under our agreement, certain profits, losses and costs associated with the development of our HuRx products will be shared equally by both of us, and certain other costs will be borne entirely by each party. From our inception through September 30, 2001, we have incurred approximately $91,000 in expenses relating to this agreement. This relationship is governed by a joint steering committee composed of representatives of both companies to make development and commercialization decisions concerning jointly developed fully human monoclonal antibody product candidates. Each of us has the right to elect not to participate in the joint development of antibodies to a given antigen target and receive instead certain milestone and royalty payments on net sales. The agreement terminates upon the later of one year after completion of the research activities thereunder, or the date on which neither party is exploiting any products developed thereunder. The agreement is also subject to termination if either party breaches its material obligations under the agreement.

     UCLA Sponsored Research Agreements. In April 2001, we entered into an agreement with the Regents of the University of California, Los Angeles, pursuant to which scientists at that institution will assist us in our Phase I clinical trials for DCVax-Lung in exchange for $84,150 payable in installments over the term of the agreement. In August 2001, we entered into another agreement with the Regents of the University of California, Los Angeles, pursuant to which scientists at that institution will assist us in our Phase II clinical trials for DCVax-Brain in exchange for $76,500 payable in installments over the term of the agreement.

     Department of Molecular Medicine, Northwest Hospital. In August 2001, we entered into an agreement with the Department of Molecular Medicine, Northwest Hospital, which provides us the right of first refusal to use and exploit any of their cancer-related intellectual property in exchange for our payment of the costs associated with pursuing patent protection and our payment of a royalty based on the industry standard rates at such time.

MANUFACTURING

     We have only limited manufacturing facilities for the production of our product candidates currently under development. We expect to rely upon third-party manufacturers to produce some of our product candidates for pre-clinical, clinical and commercial purposes. Furthermore, the product candidates under development by us have never been manufactured on a commercial scale and may not be able to be manufactured at a cost or in sufficient quantities to make commercially viable products.

MARKETING

     We plan to market our products in strategic partnership with established pharmaceutical companies. Our collaboration with these companies may take the form of royalty agreements, licensing agreements or other co-marketing arrangements. The U.S. oncology market is characterized by highly concentrated distribution channels. Consequently, we also intend to develop a direct sales force to market our cancer-related products in the United States.

INTELLECTUAL PROPERTY

     We seek to protect our commercially relevant proprietary technologies through patents both in the United States and abroad. We have several issued United States and foreign patents and patent applications pending in a number of areas that we believe will be valuable to our business, including dendritic cell isolation and manipulation and the use of dendritic cells for immunotherapy as well as monoclonal antibodies which bind to the portion of PSMA outside of the cell. Our issued patents expire on dates between 2015 and 2016. We intend to continue using our scientific expertise to pursue and patent new developments with respect to uses, methods, and compositions to enhance our position in the field of cancer treatment.

     In August 2000, we entered into an agreement with Cytogen for an exclusive world-wide license to make, have made, use, sublicense and sell PSMA as part of our dendritic cell-based immunotherapy for prostate cancer. The agreement terms include milestone payments, which require us to pay Cytogen $250,000 after the first product approval, and another $750,000 in the form of a 2% royalty on the first two years of net product sales. In addition, we are obligated to pay a 5% royalty to Cytogen on future net sales of products that include PSMA and we have agreed to make minimum annual payments of $10,000 to Cytogen until our commencement of a Phase III clinical trial involving any PSMA-based product candidate for the immunotherapy of prostate cancer. The license expires upon the expiration of the last to expire of the underlying patents, but not prior to November 2012.

     Any patents that we obtain may be circumvented, challenged or invalidated by our competitors. Our patent applications may not result in the issuance of any patents, and any patents that may issue may not offer any protection against others who seek to practice the claimed inventions. We have obtained licenses for certain technologies that we use, but we may be unable to maintain those licenses and may be unable to secure additional licenses in the future. Thus, we may be forced to abandon certain product areas or develop alternative methods for operating in those areas.

     In addition to patents, we rely on copyright protection, trade secrets, proprietary know-how and trademarks to maintain our competitive position. Our success will depend in part on our ability to preserve our copyrights and trade secrets. Although our officers, employees, consultants, contractors, manufacturers, outside scientific collaborators, sponsored researchers and other advisors are required to sign agreements obligating them not to disclose our confidential information, these parties may nevertheless disclose such information and compromise our trade secrets. We may not have adequate remedies for any such breach. It is also possible that our trade secrets or proprietary know-how will otherwise become known or be independently replicated or otherwise circumvented by competitors.

     Our technologies may infringe the patents or violate other proprietary rights of third parties. In the event of infringement or violation, we may be prevented from pursuing further licensing, product development or commercialization. Such a result would materially adversely affect our business, financial condition and results of operations.

     If we become involved in any litigation, interference or other administrative proceedings, we will incur substantial expenses and the efforts of our technical and management personnel will be significantly diverted. An adverse determination may subject us to significant liabilities or require us to seek licenses, which may not be available. We may also be restricted or prevented from manufacturing and selling our products, if any, in the event of an adverse determination in a judicial or administrative proceeding, or if we fail to obtain necessary licenses.

COMPETITION

     The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Several companies, such as Cell Genesys, Inc., Dendreon Corporation and Genzyme Molecular Oncology, a division of Genzyme Corporation, are actively involved in research and development of cell-based cancer therapeutics. Of these companies, only Dendreon is carrying-out Phase III clinical trials with a cell-based therapy. No cell-based therapeutic product is currently available for commercial sale. Additionally, several companies, such as Abgenix, Inc., Agensys, Inc., IDEC Pharmaceuticals Corporation and Genentech, Inc. are actively involved in research and development of monoclonal antibody-based cancer therapies. Currently, at least three antibody-based products are approved for commercial sale for cancer therapy. Genentech is also engaged in several Phase III clinical trials for additional antibody-based therapeutic products for a variety of cancers, and several other companies are in early stage clinical trials for such products. Many other third parties compete with us in developing alternative therapies to treat cancer, including:

     - biopharmaceutical companies;

     - biotechnology companies;

     - pharmaceutical companies;

     - academic institutions; and

     - other research organizations.

     Many of our competitors have significantly greater resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals and marketing. In addition, many of these competitors have become more active in seeking patent protection and licensing arrangements in anticipation of collecting royalties for use of technology they have developed. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to our programs.

     We expect that our ability to compete effectively will be dependent upon our ability to:

     - successfully complete clinical trials and obtain all requisite regulatory approvals;

     - maintain a proprietary position in our technologies and products;

     - attract and retain key personnel; and

     - maintain existing or enter into new strategic partnerships.

GOVERNMENTAL REGULATION

     Governmental authorities in the United States and other countries extensively regulate the pre-clinical and clinical testing, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution, among other things, of immunotherapeutics. In the United States, the FDA under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations subjects pharmaceutical and biologic products to rigorous review. If we or our strategic partners do not comply with applicable requirements, we may be fined, our products may be recalled or seized, our production may be totally or partially suspended, the government may refuse to approve our marketing applications or allow us to distribute our products, and we may be criminally prosecuted. The FDA also has the authority to revoke previously granted marketing authorizations.

     In order to obtain approval of a new product from the FDA, we must, among other requirements, submit proof of safety and efficacy as well as detailed information on the manufacture and composition of the product. In most cases, this proof entails extensive laboratory tests, and pre-clinical and clinical trials. This testing, and the preparation of necessary applications and processing of those applications by the FDA are expensive and typically take several years to complete. The FDA may not act quickly or favorably in reviewing these applications, and we may encounter significant difficulties or costs in our efforts to obtain FDA approvals that could delay or preclude us from marketing any products we may develop. The FDA also may require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of these products. Regulatory authorities may withdraw product approvals if we fail to comply with regulatory standards or if we encounter problems following initial marketing. With respect to patented products or technologies, delays imposed by the governmental approval process may materially reduce the period during which we will have the exclusive right to exploit the products or technologies.

     After an investigational new drug application becomes effective, a sponsor may commence human clinical trials. The sponsor typically conducts human clinical trials in three sequential phases, but the phases may overlap. In Phase I clinical trials, the product is tested in a small number of patients or healthy volunteers, primarily for safety at one or more doses. In Phase II, in addition to safety, the sponsor evaluates the efficacy of the product in a patient population somewhat larger than Phase I clinical trials. Phase III clinical trials typically involve additional testing for safety and clinical efficacy in an expanded population at geographically dispersed test sites. The sponsor must submit to the FDA a clinical plan, or protocol, accompanied by the approval of a clinical site responsible for ongoing review of the investigation, prior to commencement of each clinical trial. The FDA or a clinical site may order the temporary or permanent discontinuation of a clinical trial at any time, if the trial is not being conducted in accordance with FDA or clinical site requirements or presents a danger to its subjects.

     The sponsor must submit to the FDA the results of the pre-clinical and clinical trials, together with, among other things, detailed information on the manufacture and composition of the product, in the form of a new drug application or, in the case of a biologic, a biologics license application. The FDA is regulating our therapeutic vaccine products as biologics and, therefore, we will be submitting biologics license applications to the FDA to obtain approval of our products. In a process which generally takes several years, the FDA reviews this application and, when and if it decides that adequate data is available to show that the new compound is both safe and effective and that other applicable requirements have been met, approves the drug or biologic for marketing. The amount of time taken for this approval process is a function of a number of variables, including the quality of the submission and studies presented, the potential contribution that the compound will make in improving the treatment of the disease in question, and the workload at the FDA. It is possible that our vaccines will not successfully proceed through this approval process or that the FDA will not approve them in any specific period of time, or at all.

     Congress enacted the Food and Drug Administration Modernization Act of 1997, in part, to ensure the availability of safe and effective drugs, biologics and medical devices by expediting the FDA review process for new products. The Modernization Act establishes a statutory program for the approval of fast-track products, including biologics. A fast-track product is defined as a new drug or biologic intended for the treatment of a serious or life-threatening condition that demonstrates the potential to address unmet medical needs for this condition. Under the fast-track program, the sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a fast-track product at any time during the clinical development of the product, prior to marketing approval.

     The Modernization Act specifies that the FDA must determine if the product qualifies for fast-track designation within 60 days of receipt of the sponsor's request. The FDA can base approval of a marketing application for a fast-track product on an effect, on a surrogate endpoint, or on another endpoint that is reasonably likely to predict clinical benefit. The FDA may subject approval of an application for certain fast-track products to post-approval studies to validate the surrogate endpoint or confirm the effect on the clinical endpoint and prior review of all promotional materials. In addition, the FDA may withdraw its approval of a fast-track product on a number of grounds, including the sponsor's failure to conduct any required post-approval study with due diligence.

     If a preliminary review of clinical data suggests that a fast-track product may be effective, the FDA may initiate review of entire sections of a marketing application for a fast-track product before the sponsor completes the application. This rolling review is available if the applicant provides a schedule for submission of remaining information and pays applicable user fees. However, the time periods specified under the Prescription Drug User Fee Act concerning timing goals to which the FDA has committed in reviewing an application, do not begin until the sponsor submits the entire application.

     The FDA may, during its review of a new drug application or biologics license application, ask for additional test data. If the FDA does ultimately approve the product, it may require post-marketing testing, including potentially expensive Phase IV studies, and surveillance to monitor the safety and effectiveness of the drug. In addition, the FDA may in some circumstances impose restrictions on the use of the drug, which may be difficult and expensive to administer, and may require prior approval of promotional materials.

     Before approving a new drug application or biologics license application, the FDA also will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facilities are in compliance with guidelines for the manufacture, holding, and distribution of a product. Following approval, the FDA periodically inspects drug and biologic manufacturing facilities to ensure continued compliance with manufacturing guidelines. Manufacturers must continue to expend time, money and effort in the area of production and quality control and record keeping and reporting to ensure full compliance with those requirements. The labeling, advertising, promotion, marketing and distribution of a drug or biologic product must be in compliance with FDA regulatory requirements. Failure to comply with applicable requirements can lead to the FDA demanding that production and shipment cease, and, in some cases, that the manufacturer recall products, or to FDA enforcement actions that can include seizures, injunctions and criminal prosecution. These failures can also lead to FDA withdrawal of approval to market the product.

     We, and our strategic partners, are also subject to regulation by the Occupational Safety and Health Administration, the Environmental Protection Agency, the Nuclear Regulatory Commission and other foreign, federal, state and local agencies under various regulatory statutes, and may in the future be subject to other environmental, health and safety regulations that may affect our research, development and manufacturing programs. We are unable to predict whether any agency will adopt any regulation, which could limit or impede on our operations.

     Sales of pharmaceutical products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. Whether or not we have obtained FDA approval, we must obtain approval of a product by comparable regulatory authorities of foreign countries prior to the commencement of marketing the product in those countries. The time required to obtain this approval may be longer or shorter than that required for FDA approval. The foreign regulatory approval process includes all the risks associated with FDA regulation set forth above, as well as country-specific regulations.

EMPLOYEES

     As of September 30, 2001, we employed 51 personnel, including approximately 22 in research and development, 13 in support/administration, and 16 in manufacturing, regulatory affairs, and quality assurance. Each of our employees has signed a confidentiality agreement and none is covered by a collective bargaining agreement. We have never experienced employment-related work stoppages and consider our employee relations to be good.

FACILITIES

     We maintain our headquarters in Bothell, Washington where we lease approximately 39,000 square feet of laboratory, research and development, expansion, and general administration space. Our monthly rental obligation for this facility is approximately $88,500, subject to an annual increase of 3.5%. Our lease expires September 2009. The lease may be extended at our option for two five-year periods. We sublease approximately 10,000 square feet of this facility to the Northwest Hospital Department of Molecular Medicine. This sublease expires on August 31, 2003. Northwest Hospital owns in excess of 5% of our outstanding voting stock. C. William Schneider, our Treasurer and a member of our board of directors, is the President and Chief Executive Officer of Northwest Hospital.

LEGAL PROCEEDINGS

     From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of the date of this prospectus, we are not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below is information with respect to each of our current directors and executive officers.

                 NAME                    AGE                           POSITION
                 ----                    ---   ---------------------------------------------------------
Daniel O. Wilds........................  52    Chairman of the Board, President and Chief Executive
                                               Officer
Alton L. Boynton, Ph.D. ...............  57    Executive Vice President, Chief Scientific Officer,
                                               Chief Operating Officer, Secretary and Director
C. William Schneider...................  56    Treasurer and Director
George P. Hutchinson...................  62    Director
Randall L-W. Caudill, D. Phil. ........  54    Director
Haakon Ragde, M.D. ....................  74    Director

     Daniel O. Wilds. Mr. Wilds was named Chairman of our board of directors in June 2001, and has served as President, Chief Executive Officer and a director since February 1998. Prior to joining us, Mr. Wilds was President and Chief Executive Officer of Shiloov Biotechnologies (USA), Inc., from July 1997 to January 1998. In early 1997, Mr. Wilds was a self-employed consultant, providing advisory services to biotechnology companies. From 1992 through 1996, Mr. Wilds was President and Chief Executive Officer of Adeza Biomedical Corporation, prior to which he served in several management positions in the biomedical and biopharmaceutical fields. Mr. Wilds holds a B.A. from California State University, Los Angeles and an MBA from Northwestern University.

     Alton L. Boynton, Ph.D. Dr. Boynton co-founded our company, has served as Secretary since August 2001, has served as our Executive Vice President since July 2000, has served as our Chief Scientific Officer and a director since our inception in 1996, and was appointed our Chief Operating Officer in August 2001. Dr. Boynton has also served as Director of the Department of Molecular Medicine of Northwest Hospital since 1995 where he has coordinated the establishment of a program centered on carcinogenesis. Dr. Boynton is an internationally recognized scientist in the cellular and molecular mechanisms causing cancer. Dr. Boynton has been funded by the National Cancer Institute for more than 20 years and has authored more than 150 publications. Dr. Boynton received his Ph.D. in Radiation Biology from the University of Iowa in 1972.

     C. William Schneider. Mr. Schneider has served as Treasurer and a director since inception, and was Secretary from inception until August 2001. Mr. Schneider has served as Chief Executive Officer, President, and a director of Health Resources Northwest, which is comprised of Northwest Hospital and other health care-related entities, since February 1981. He is also the President/CEO of Northwest Hospital since February 1989. He has held various positions over the past 25 years in the health care field, and is a member of the American College of Health Care Administrators. Mr. Schneider received his B.S. degree from Missouri Western College in 1972.

     George P. Hutchinson. Mr. Hutchinson served as Chairman of the Board from inception until June 2001 and is currently a director. Mr. Hutchinson was President of G.P. Hutchinson and Co. from 1990 to 1999, providing investment-banking services to regional companies. Prior to his service on our board of directors, Mr. Hutchinson held several senior executive positions in the investment banking industry. He currently serves as a member of the Board for Health Resources Northwest. Mr. Hutchinson obtained a B.A. degree from the University of Washington in 1961 and an MBA from Columbia University in 1966.

     Randall L-W. Caudill, D. Phil. Dr. Caudill has served as a director since July 1998. Since April 1997, Dr. Caudill has been President of Dunsford Hill Capital Partners, a financial consulting firm serving early-stage health care and technology companies. Dr. Caudill was, from 1987 to 1997, a Senior Advisor to Prudential Securities, a full-service investment bank, where he served in various capacities, including Head of their Mergers and Acquisitions Department and Co-Head of their Investment Bank. He also currently serves as a director of SBE, Inc., Locate Networks, Inc., Ramgen Power Systems, Inc. and VaxGen, Inc., as well as several non-profit entities. Dr. Caudill received a D. Phil. from Oxford University, where he was a Rhodes Scholar, and an M.P.P.M. from Yale University.

     Haakon Ragde, M.D. Dr. Ragde has served as a director since September 1998. Since April 2001, Dr. Ragde has been medical director of the Grado-Ragde Clinics. From September 1988 until April 2001, Dr. Ragde was employed at Northwest Hospital in various capacities, most recently as the Director of Brachytherapy in the Urological Services Department. Dr. Ragde holds a clinical academic appointment at the University of Virginia Health Sciences Center and conducted the first successful Brachytherapy, or radioactive seed implant, treatment of men with prostate cancer in the United States in 1987. Dr. Ragde also is the recipient of numerous honors including, most recently, election to the Honor Roll of the International Union Against Cancer and receipt of University of Virginia's Honor Award for Outstanding Accomplishments in the field of Urology. Dr. Ragde received his M.D. from University of Virginia Medical School in 1957 and is certified by the American Board of Urology.

BOARD COMPOSITION

     Our bylaws provide for a board of directors consisting of up to nine members. The size of our board of directors is currently set at six members. In accordance with the terms of our certificate of incorporation, the terms of office of the directors are divided into three classes:

     - Class I, whose term will expire at the annual meeting of stockholders to be held in 2002;

     - Class II, whose term will expire at the annual meeting of stockholders to be held in 2003; and

     - Class III, whose terms will expire at the annual meeting of stockholders to be held in 2004.

     The Class I directors are Dr. Caudill and Mr. Hutchinson, the Class II directors are Dr. Ragde and Mr. Schneider and the Class III directors are Dr. Boynton and Mr. Wilds. At each annual meeting of stockholders after the initial classification or special meeting in lieu thereof, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or special meeting held in lieu thereof. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in the control or management of us.

BOARD COMMITTEES

     The compensation committee reviews and approves the compensation and benefits for our executive officers. In addition, the compensation committee reviews and makes recommendations to the board about compensation matters for all of our employees. As part of these responsibilities, the compensation committee also administers our stock option plans. The current members of the compensation committee are Mr. Hutchinson, Dr. Ragde and Mr. Schneider.

     The audit committee of the board of directors monitors our financial reporting and internal and external audit processes and meets with and considers suggestions from members of management and our internal accounting personnel, as well as our independent accountants, concerning our financial operations. The audit committee reviews our annual financial statements and any other relevant reports or other financial information, as well as our regular internal financial reports prepared by management and any internal auditing department. The audit committee also recommends to the board of directors the selection of the independent accountants and approves the fees and other compensation to be paid to the independent accountants. As part of this responsibility, the audit committee reviews and discusses with the accountants all significant relationships the accountants have with us to determine the accountants' independence, reviews the performance of the independent accountants and approves any proposed discharge of the independent accountants when circumstances so warrant. The audit committee reviews with the independent accountants, following the completion of the annual audit, the results of the audit. The audit committee also reviews the independence of each member of the committee. The current members of the audit committee are Dr. Caudill, Mr. Hutchinson and Dr. Ragde.

     The executive committee of our board of directors, formed in June 2001, is currently charged with the task of evaluating the merits of implementing a stockholder rights plan intended to deter coercive takeover practices. Such a plan typically involves the award to each stockholder, as a dividend, of the right to acquire a certain number of shares in the event of activity that may indicate an impending takeover attempt. While such a plan is not currently in place, there can be no guarantee that our board of directors will not adopt such a plan in the future. The adoption of such a plan could discourage certain types of coercive takeover practices and make it necessary for a potential acquiror to negotiate with our board. The current members of the executive committee are Dr. Caudill and Messrs. Hutchinson and Wilds.

DIRECTOR COMPENSATION

     Nonemployee directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with each board or board committee meeting attended. Non-employee directors will each receive, automatically on an annual basis, equity incentives in the form of stock option grants under our 2001 Nonemployee Director Stock Incentive Plan.

     On May 1, 1999, we entered into a consulting agreement with Dr. Ragde, a member of our board of directors, to engage him to advise us regarding development of our immunotherapy programs. This agreement provided that we would pay Dr. Ragde up to $24,000 per year and grant him the option to purchase, at fair market value, 1,000 shares of our common stock. This agreement expired on April 30, 2000. We entered into similar agreements with Dr. Ragde on May 1, 2000 and May 1, 2001. These agreements each provided that we would pay Dr. Ragde up to $48,000 per year and grant him the option to purchase, at fair market value, 5,000 shares of our common stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The compensation committee of the board of directors was formed on June 21, 2001, prior to which time all decisions regarding executive officers' compensation were made by a finance committee of our board of directors consisting of Dr. Caudill and Messrs. Hutchinson, Schneider and Wilds. Mr. Schneider is the President and Chief Executive Officer of Northwest Hospital and Mr. Hutchinson serves on the board of directors of Health Resources Northwest, which controls Northwest Hospital. Northwest Hospital has extended a $2.9 million line of credit to us. Interest accrues on amounts we borrow at a rate equal to the sum of 1% plus the large business prime rate as reported by Bank of America. Prior to the closing of this offering, we intend to fully repay the $2.8 million outstanding balance of this loan as of September 30, 2001. Simultaneously, Northwest Hospital has agreed to exercise warrants to purchase 1,101,402 shares of our common stock at a purchase price of $198,252. In August 2001, we entered into an agreement with Northwest Hospital under which the hospital agreed to forego its option to require us to repurchase its 550,700 shares of our redeemable series A convertible preferred stock and we agreed to pay the hospital $1.7 million within 30 days following the closing of this offering. Additionally, Northwest Hospital agreed to extend the maturity date of the line of credit until the earlier of the date of closing of this offering or June 30, 2002.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our certificate of incorporation and bylaws require us to indemnify our directors and officers and permit us to indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

SCIENTIFIC ADVISORS

     We choose our scientific advisors for their expertise in fields that are important to the research and development of our product candidates. We intend to compensate our scientific advisors for their services with a combination of cash payments and restricted stock.

     Our scientific advisors presently include the following persons:

     John T. Grayhack, M.D. Dr. Grayhack is a Professor in the Department of Urology at Northwestern University Medical School and previously served as chairman of the department. He is an internationally recognized urologist and researcher specializing in prostate cancer. Dr. Grayhack serves on many national and international cancer committees and has received numerous honors and awards. Dr. Grayhack received his medical degree from the University of Chicago.

     Brian Issell, M.D. Dr. Issell is a Researcher and Professor of Medicine at the Cancer Research Center, University of Hawaii, where he previously served as Director of the Cancer Center from 1988 to 1999. His current work is focused on finding new treatments for cancer patients from studying traditional herbs, botanicals and nutritional supplements used in the traditional practices of Asians and Pacific Islanders. Previously, Dr. Issell has held the positions of Vice President for Research at Cetus, Clinical Professor of Medicine at Stanford University and Director of Clinical Cancer Research at Bristol Laboratories, Bristol Myers Pharmaceuticals, where he was involved in the acquisition, clinical development and FDA approval of major anti-cancer drugs such as cisplatin, carboplatin and etoposide.

     Stella C. Knight, Ph.D. Dr. Knight is the MRC Professor of Immunopathology at St. Mary's Hospital Medical School and Imperial College of Science, Technology and Medicine in London, England. She is an internationally recognized immunologist and was one of the first in the world to identify and recognize dendritic cells and their potential for immunotherapy. Dr. Knight has published over 200 papers and is frequently featured as a lecturer at both national and international meetings. Dr. Knight received her Ph.D. in immunology from the University of Birmingham in England.

     Cornelis Melief, M.D., Ph.D. Dr. Melief is the Head of the Department of Immunohaematology and Blood Bank at the University of Leiden, The Netherlands. He is a world leader in the field of tumor immunology and immunotherapy. Dr. Melief has made significant contributions to research on mechanisms to induce T helper and cytotoxic T cell responses to a variety of cancer targets. In addition, Dr. Melief focuses some of his research on antigen processing and presentation by dendritic cells. Dr. Melief serves on eight editorial boards of respected cancer and immunology journals and is a frequent speaker at international meetings on cancer and immunology.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation, including salary, bonuses and stock options, earned during the year ended December 31, 2000 by our Chief Executive Officer and our four other highest-paid executive officers, collectively referred to in this prospectus as the named executive officers. There was no other compensation paid to the named executive officers in 2000.

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                             2000 ANNUAL        COMPENSATION AWARDS
                                                             COMPENSATION      ---------------------
                                                          ------------------   SECURITIES UNDERLYING
              NAME AND PRINCIPAL POSITION                  SALARY     BONUS         OPTIONS(1)
              ---------------------------                 --------   -------   ---------------------
Daniel O. Wilds.........................................  $250,016   $87,500               --
  Chairman of the Board, President and Chief Executive
  Officer
Alton L. Boynton(2).....................................   229,860    61,000               --
  Executive Vice President, Chief Operating Officer,
  Chief Scientific Officer and Secretary
Eric Holmes(3)..........................................   170,086    18,316           10,000
  Vice President of Biomedical Research and Development
Michael Salgaller.......................................   124,733    12,500            5,000
  Vice President of Clinical and Research Affairs
Patricia A. Lodge.......................................   108,762    12,000           10,000
  Vice President of Operations and Process Development

------------------------------
(1) The options generally vest over four years.

(2) We and Northwest Hospital each pay a portion of Dr. Boynton's salary. In 2000, we paid approximately 90% of Dr. Boynton's total salary of $229,860.

(3) We and Northwest Hospital each pay a portion of Dr. Holmes' salary. In 2000, we paid approximately 93% of Dr. Holmes' total salary of $170,086.

     The following table shows information regarding options granted to the named executive officers during the year ended December 31, 2000. We have not granted any stock appreciation rights.

     We have determined the fair market value of our common stock based on various factors including our progress in our clinical trials, our establishment of strategic partnerships with third parties, our prior equity financings and the anticipated initial public offering price. We record deferred stock compensation for certain options in an amount equal to the difference between the exercise price and the estimated fair market value on the date of grant.

     The potential realizable value at assumed annual rates of stock price appreciation for the option term represents hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are required by rules of the SEC and do not represent our estimate or projection of our future common stock prices. These amounts represent assumed rates of appreciation in the value of our common stock from the exercise price per share, representing the fair market value on the date of grant. Actual gains, if any, are dependent on the future performance of our common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                            POTENTIAL REALIZABLE
                                                                                              VALUE AT ASSUMED
                                                                                           ANNUAL RATES OF STOCK
                                NUMBER OF        PERCENTAGE OF                             PRICE APPRECIATION FOR
                               SECURITIES        TOTAL OPTIONS                                  OPTION TERM
                               UNDERLYING         GRANTED TO       EXERCISE   EXPIRATION   ----------------------
           NAME              OPTIONS GRANTED   EMPLOYEES IN 2000    PRICE        DATE         5%           10%
           ----              ---------------   -----------------   --------   ----------   --------      --------
Daniel O. Wilds............          --                --%          $  --            --     $   --        $   --
Alton L. Boynton...........          --                --              --            --         --            --
Eric Holmes................       5,000               4.4            0.85      07/18/10      2,673         6,773
                                  5,000               4.4            1.25      11/14/10      3,931         9,961
Michael Salgaller..........       5,000               4.4            1.25      11/14/10      3,931         9,961
Patricia A. Lodge..........       5,000               4.4            0.85      05/16/10      2,673         6,773
                                  5,000               4.4            1.25      11/14/10      3,931         9,961

     The following table shows information concerning each exercise of stock options during 2000 and the number and value of unexercised options held by each of the named executive officers as of December 31, 2000. The values of unexercised in-the-money options as listed below have been calculated as the difference between an assumed initial public offering price of $10.00 and the exercise price.

         AGGREGATED OPTION EXERCISES IN 2000 AND YEAR-END OPTION VALUES

                                                           NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                          UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                               SHARES                  OPTIONS AT DECEMBER 31, 2000        DECEMBER 31, 2000
                              ACQUIRED       VALUE     ----------------------------   ---------------------------
           NAME             UPON EXERCISE   REALIZED   EXERCISABLE    UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
           ----             -------------   --------   -----------    -------------   -----------   -------------
Daniel O. Wilds...........        --          $ --       122,537          428,164     $1,113,861     $3,917,268
Alton L. Boynton..........        --            --            --          165,210             --      1,511,672
Eric Holmes...............        --            --         5,000           15,000         47,500        135,250
Michael Salgaller.........        --            --        10,000           10,000         95,000         89,500
Patricia A. Lodge.........        --            --         3,917           16,083         37,212        145,189

EMPLOYMENT AGREEMENTS

     Effective as of February 2, 2001, we entered into an employment agreement with Daniel O. Wilds. This agreement provides that Mr. Wilds will serve as our President and Chief Executive Officer until January 31, 2004, with an annual salary of $300,000, subject to annual increases at the discretion of our board of directors. Additionally, Mr. Wilds is entitled, under the agreement, to a 25% increase in his base salary upon the successful completion of this offering. Mr. Wilds' employment agreement granted him a one-time non-qualified stock option for 79,300 common shares and provides him with an annual incentive compensation opportunity of up to 45% of his base salary, based on his ability to meet certain agreed upon financial and other performance goals for each year. The agreement provides that if we terminate his employment without cause or if Mr. Wilds terminates his employment with Good Reason, as such term is defined in the agreement, Mr. Wilds will be entitled to monthly severance payments equal to six months base salary and six months at one-half base salary.

     Effective as of February 2, 2001, we entered into an employment agreement with Alton L. Boynton. This agreement provides that Dr. Boynton will serve as our Executive Vice President and Chief Scientific Officer until January 31, 2004, with an annual salary of $265,000, subject to annual increases at the discretion of our board of directors. Additionally, Dr. Boynton is entitled, under the agreement, to a 25% increase in his base salary upon the successful completion of this offering. Dr. Boynton's employment agreement granted him a one-time non-qualified stock option for 79,300 common shares and provides him with an annual incentive compensation opportunity of up to 35% of his base salary, based on his ability to meet certain agreed upon financial and other performance goals for each year. The agreement provides that if we terminate his employment without cause or if Dr. Boynton terminates his employment with Good Reason, as such term is defined in the agreement, Dr. Boynton will be entitled to monthly severance payments equal to six months base salary and six months at one-half base salary.

EMPLOYEE BENEFIT PLANS

     1998 STOCK OPTION PLAN

     The 1998 Stock Option Plan was adopted by our board of directors in July 1998 and approved by our stockholders in February 1999. This plan provides for the grant to our employees, including officers and employee directors, of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code and for the grant of non-statutory stock options to our employees, officers, directors, including non-employee directors, and consultants. To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value, under all of our plans and determined as of the grant date, in excess of $100,000, any such excess options will be treated as non-statutory options. A total of 413,025 shares of our common stock have been reserved for issuance under this plan and, as of September 30, 2001, no shares remained available for additional option grants.

     The compensation committee of our board of directors serves as the administrator of our 1998 Stock Option Plan. Subject to the terms of this plan, the administrator determines the terms of options granted, including the number of shares subject to the option, exercise price, term and exercisability. The exercise price of all incentive stock options granted under this plan must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of any incentive stock option granted to an optionee who owns stock representing more than 10% of the total combined voting power of our outstanding capital stock, or a 10% stockholder, must be at least equal to 110% of the fair market value of our common stock on the date of grant. The exercise price of all non-statutory stock options cannot be less than 85% of the fair market value of our common stock on the date of grant, and in the case of 10% stockholders, the exercise price cannot be less than 110% of the fair market value of our common stock. The term of options granted under this plan may not exceed 10 years, and the term of an incentive stock option granted to a 10% stockholder may not exceed five years. An option may not be transferred by the optionee other than by will or the laws of descent or distribution. Each option may be exercised during the lifetime of the optionee only by such optionee. Generally, each option granted under this plan becomes exercisable as to 25% of the total number of shares subject to the option after the first anniversary following the date of grant, with subsequent equal monthly vesting over three years, subject to the optionee's continued relationship with us as an employee, director or consultant, as the case may be.

     Our board of directors has the authority to amend or terminate this plan, but such action will not adversely affect any outstanding option without the optionee's consent. If not terminated earlier, this plan will terminate in July 2008.

     1999 EXECUTIVE STOCK OPTION PLAN

     The 1999 Executive Stock Option Plan was adopted by our board of directors in November 1999. This plan provides for the grant of non-statutory stock options to our employees, officers, directors, including non-employee directors, and consultants. A total of 586,166 shares of our common stock have been reserved for issuance under this plan, and, as of September 30, 2001, all of these 586,166 reserved shares are subject to outstanding options.

     The compensation committee of our board of directors serves as the administrator of this plan. Subject to the terms of this plan, the administrator determines the terms of options granted, including the number of shares subject to the option, exercise price, term and exercisability. The exercise price of options under this plan cannot be less than 85% of the fair market value of our common stock on the date of grant and, in the case of 10% stockholders, the exercise price cannot be less than 110% of the fair market value of our common stock on the date of grant. The term of options granted under this plan may not exceed 10 years. An option may not be transferred by the optionee other than by will or the laws of descent or distribution. Each option may be exercised during the lifetime of the optionee only by such optionee. Generally, each option granted under this plan becomes exercisable as to 25% of the total number of shares subject to the option on the first anniversary following the date of grant, with subsequent equal monthly vesting over three years, subject to the optionee's continued relationship with us as an employee or consultant.

     Our board of directors has the authority to amend or terminate this plan, but such action will not adversely affect any outstanding option without the optionee's consent. If not terminated earlier, this plan will terminate in November 2009.

     2001 STOCK OPTION PLAN

     The 2001 Stock Option Plan was both adopted by our board of directors and approved by our stockholders in June 2001. A total of 1,800,000 shares of our common stock have been initially reserved for issuance under this plan. This plan is intended to provide for the grant to our employees, including officers and employee directors, of "incentive stock options" within the meaning of
Section 422 of the Internal Revenue Code and for the grant of non-statutory stock options to our employees and consultants. The number of shares available for grant under this plan is subject to an automatic annual increase in an amount equal to the lesser of (i) 15% of the aggregate number of shares available for granting for the immediately preceding year; or (ii) 300,000 shares. As of September 30, 2001, 23,958 options have been granted under this plan.

     The compensation committee of our board of directors serves as the administrator of this plan. Subject to the terms of this plan, the administrator determines the terms of options granted, including the number of shares subject to the option, exercise price, term and exercisability. The exercise price of all incentive stock options granted under this plan must be at least equal to the fair market value of our common stock on the date of grant. The term of incentive stock options granted under this plan generally may not exceed 10 years.

     Our board of directors has the authority to amend or terminate this plan, but such action may not adversely affect any outstanding option previously granted under the plan. If this plan is not terminated earlier, no incentive stock options can be granted under the plan on or after the later of June 2011 or the 10th anniversary of the date when our board of directors adopted, subject to approval by our stockholders, the most recent increase in the number of shares available for grant under the plan.

     2001 NONEMPLOYEE DIRECTOR STOCK INCENTIVE PLAN

     The 2001 Nonemployee Director Stock Incentive Plan was adopted by our board of directors in June 2001. This plan provides for the automatic grant to each of our nonemployee directors of a nonstatutory stock option to purchase 5,000 shares of our common stock on the third business day following each annual meeting of our stockholders. A total of 200,000 shares of common stock have been reserved for issuance under this plan and, as of September 30, 2001, no grants have been made under this plan.

     This plan is administered by the compensation committee of our board of directors. The exercise price of each option granted pursuant to this plan is the fair market value of the underlying shares of our common stock on the date of grant. Each option granted pursuant to this plan generally becomes exercisable upon six months after the date of grant, subject to certain limitations. Our board of directors has the authority to amend or terminate this plan, but such action may not adversely affect any outstanding option without the optionee's consent.

     EMPLOYEE STOCK PURCHASE PLAN

     Our Employee Stock Purchase Plan was adopted by our board of directors and approved by our stockholders in June 2001. A total of 500,000 shares of common stock have been reserved for issuance under this plan and, as of September 30, 2001, no shares have been issued under this plan.

     This plan is administered by the compensation committee of our board of directors and provides a mechanism for eligible employees to purchase shares of our common stock. To facilitate these purchases, eligible participants are assigned plan accounts, to which they may contribute funds via payroll deduction. The purchases are accomplished through the use of six-month offering periods. Purchases pursuant to this plan are made at a price equal to the lower of (a) 85% of the fair market value of our common stock on the last trading day in the offering period or (b) 85% of the fair market value of our common stock on the last trading day before the commencement of such offering period. No participant may purchase more than 1,000 shares of our common stock during any offering period. Additionally, purchases under the plan are limited such that no participant may purchase under the plan, in any offering period that commenced in that calendar year, shares with a fair market value in excess of $25,000 minus the fair market value of any shares that the participant previously purchased in that calendar year. In the case of shares purchased during an offering period that commenced in the preceding calendar year, the limitation is $50,000 minus the fair market value of any shares that the participant purchased during the calendar year of the purchase and the calendar year immediately preceding such purchase.

     Our board of directors has the authority to amend or terminate this plan at any time. Amendments to the plan are subject to approval by our stockholders to the extent required by applicable law.

                           RELATED PARTY TRANSACTIONS

RELATIONSHIP WITH NORTHWEST HOSPITAL

     Northwest Hospital owns in excess of 5% of our voting stock. C. William Schneider, a member of our board of directors, is the President and Chief Executive Officer of Northwest Hospital. Northwest Hospital has extended a $2.9 million line of credit to us. Interest accrues on amounts we borrow at a rate equal to the sum of 1% plus the large business prime rate as reported by Bank of America. Prior to the closing of this offering, we intend to fully repay the outstanding balance of this loan, which was $2.8 million at September 30, 2001. Simultaneously, Northwest Hospital will exercise warrants to purchase 1,101,402 shares of our common stock at a purchase price of $198,252. In August 2001, we entered into an agreement with Northwest Hospital pursuant to which they agreed to forego their option to require us to repurchase their 550,700 shares of redeemable series A convertible preferred stock and we agreed to pay them $1.7 million within 30 days following the closing of this offering. Additionally, Northwest Hospital agreed to extend the maturity date of the line of credit until the earlier of the date of closing of this offering or June 30, 2002.

     Alton L. Boynton, our Executive Vice President, Chief Operating Officer, Chief Scientific Officer, Secretary and a member of our board of directors, founded the Northwest Hospital Department of Molecular Medicine in 1995. Our initial research into the application of dendritic cell technology to the treatment of cancer stemmed from Dr. Boynton's association with the Northwest Hospital Department of Molecular Medicine and Pacific Northwest Cancer Foundation. The department is funded primarily through grants from the National Institute of Health and the National Cancer Institute, and Dr. Boynton has received two such grants during his association with us. Additionally, Dr. Eric Holmes, one of our named executive officers, has received such a grant.

     Pursuant to a sublease terminating on August 31, 2003, the Northwest Hospital Department of Molecular Medicine currently leases approximately 10,000 square feet of office, laboratory and storage space from us at our corporate headquarters, at a monthly rate of approximately $2.28 per square foot, subject to an annual 3.5% increase. In addition, we have recently entered into an agreement with the department whereby we have obtained a right of first refusal to cancer and infectious disease related technologies in return for certain financial considerations.

RELATIONSHIP WITH HOLMES HARBOR COMPANY, INC.

     Holmes Harbor Company, Inc. is a Washington corporation controlled by Robert M. Trimble. Mr. Trimble owns in excess of 5% of our voting stock. On July 12, 2000, Holmes Harbor loaned us $1,650,000 to fund certain leasehold improvements at our headquarters. The loan was secured by substantially all of our assets. Interest accrued on the loan at a rate of 13% per annum, and principal and interest were due on July 11, 2001. On April 24, 2001, as a condition of our entering into our collaborative agreement with Medarex, Inc., we restructured the loan. As part of our restructuring of this loan, we repaid $825,000 in principal and paid $74,047 of accrued interest on May 15, 2001. Additionally, we issued to Holmes Harbor a convertible promissory note in the amount of $825,000 and a warrant to purchase up to 50,000 shares of our series D convertible preferred stock. The convertible promissory note is secured by all our assets except certain intellectual property, and bears interest at the rate of 13% per annum. Under the terms of the convertible promissory note, we are required to make quarterly payments in the amount of $121,603 commencing on September 30, 2001 and we must pay the balance of all principal and interest on the earlier of June 30, 2003 or the closing of this offering. Additionally, Holmes Harbor has elected to convert the entire remaining principal amount into shares of our series D convertible preferred stock at $5.00 per share, which would equal 150,065 shares if the conversion had occurred on September 30, 2001. The warrant we issued as a result of restructuring this loan entitles Holmes Harbor to purchase 33,000 shares of our series D convertible preferred stock at a price of $5.00 per share if we repay the outstanding loan and all accrued interest on or before June 30, 2002, or 50,000 shares of our series D convertible preferred stock if we repay the balance thereafter. The warrants will expire upon completion of the offering if they are not exercised.

RELATIONSHIP WITH MEDAREX, INC.

     Medarex Inc. owns in excess of 5% of our voting stock. In April 2001, we entered into a collaboration agreement with Medarex to produce fully human monoclonal antibodies to certain antigen targets identified by us. The agreement calls for joint development of antibodies to at least eight cancer-associated antigen targets. Under our agreement, certain profits, losses and costs associated with the development of our HuRx products will be shared equally by both of us, and certain other costs will be borne entirely by each party. From our inception through September 30, 2001, we have incurred approximately $91,000 in expenses relating to this agreement. This relationship is governed by a joint steering committee composed of representatives of both companies to make development and commercialization decisions concerning jointly developed fully human monoclonal antibody product candidates. Each of us has the right to elect not to participate in the joint development of antibodies to a given antigen target and receive instead certain milestone and royalty payments on net sales. The agreement terminates upon the later of one year after completion of the research activities thereunder, or the date on which neither party is exploiting any products developed thereunder. The agreement is also subject to termination if either party breaches its material obligations under the agreement.

RELATIONSHIP WITH DUNSFORD HILL CAPITAL PARTNERS, INC.

     Dunsford Hill Capital Partners, Inc. is a California corporation owned and controlled by Randall L-W. Caudill, a member of our board of directors. On July 31, 1998, we entered into an agreement with Dunsford Hill, pursuant to which Dunsford Hill was to provide financial and advisory services to us in connection with our series C convertible preferred stock financing. In return for these services, Dunsford Hill received compensation in the form of $263,201 and a warrant to purchase 106,247 shares of our series C convertible preferred stock at an exercise price of $2.50 per share. This agreement terminated on December 31, 1999.

     Additionally, in return for services performed in connection with our convertible promissory note and series D convertible preferred stock offerings, Dunsford Hill received compensation in the form of $105,000 and a warrant to purchase 45,000 shares of our series D convertible preferred stock at an exercise price of $5.00 per share.

     Dunsford Hill frequently works in association with The Paisley Group LLC, a Washington limited liability company. In connection with our retention of The Paisley Group as a placement agent for our series D convertible preferred stock financing, The Paisley Group requested that $30,000 of their fee and a warrant to purchase 20,000 shares of our series D convertible preferred stock be paid to Dunsford Hill.

     From the time of the initial agreement to the present date, we have paid Dunsford Hill a total of $398,201 and issued to Dunsford Hill warrants to purchase an aggregate of 171,247 shares of our series C and D convertible preferred stock.

RELATIONSHIP WITH PROSTAGEN, INC.

     Prostagen, Inc. is a Delaware corporation that was controlled by S. Leslie Misrock until June 1999. Mr. Misrock was a member of our board of directors from inception until June 1999. In July 1998, we acquired exclusive rights from Prostagen to manufacture and sell the PSMA protein in our DCVax-Prostate, subject to contingent future milestone payments of $2.9 million. In connection with this transaction, we formed Northwest Clinicals, LLC, of which we shared equal ownership interest with Prostagen.

     In connection with our agreement with Prostagen, we issued 550,700 shares of our common stock and paid $100,000 to Mr. Misrock. Mr. Misrock was also a senior partner in a law firm that provided us with legal services. During 1999, we paid approximately $157,000 to this law firm for services. In June 1999, Mr. Misrock tendered his resignation from our board of directors and Cytogen Corporation acquired all of the outstanding capital stock of Prostagen.

     In August 2000, we entered into a release and settlement agreement with Northwest Clinicals and Cytogen, which effectively terminated the agreement between us and Prostagen, including the $2.9 million of milestone payments that were to be paid to Prostagen. In addition, this agreement dissolved Northwest Clinicals and transferred all of the assets of Northwest Clinicals to us. The terms of the agreement also provided for the release and return to us of 275,350 shares of common stock held in escrow for Mr. Misrock.

     Under the terms of a separate sublicense agreement with Cytogen, we obtained the exclusive right to make, use and sublicense PSMA for the development, manufacture and sale of DCVax-Prostate. The terms of the sublicense agreement include milestone payments, which require us to pay Cytogen $250,000 after the first product approval, and $750,000 to Cytogen in the form of a 2% royalty on the first two years of net product sales. In addition, we are required to pay a 5% royalty to Cytogen on future net sales of products that include PSMA and agreed to make minimum annual payments of $10,000 to Cytogen until the commencement of a Phase III clinical trial of a product candidate involving PSMA.

PREFERRED STOCK FINANCINGS

     From July 1998 through September 2001, we issued the following securities to various investors in private placement transactions:

     - 550,700 shares of series A convertible preferred stock at a purchase price of $5.45 per share in 1998;

     - 897,489 shares of series B convertible preferred stock at a purchase price of $2.33 per share in 1998;

     - 3,350,600 shares of series C convertible preferred stock at a purchase price of $2.50 per share in 1999; and

     - 4,135,823 shares of series D convertible preferred stock at a purchase price of $5.00 per share in 2000 and 2001.

     Each share of series C and D convertible preferred stock will convert automatically into one share of common stock upon the closing of this offering. Northwest Hospital has agreed to allow each of its shares of series A convertible preferred stock to convert upon the closing of this offering into one share of common stock. Each share of series B preferred stock will convert into approximately 1.93785 shares of common stock upon the closing of this offering. The purchasers of the above shares of preferred stock are entitled to certain registration rights. See "Description Of Capital Stock -- Registration Rights." Holders of shares purchased in these financings include the following directors, executive officers and holders of more than 5% of our outstanding stock and their affiliates:

                                             SERIES A          SERIES B          SERIES C          SERIES D
                                            CONVERTIBLE       CONVERTIBLE       CONVERTIBLE       CONVERTIBLE
               PURCHASER                  PREFERRED STOCK   PREFERRED STOCK   PREFERRED STOCK   PREFERRED STOCK
               ---------                  ---------------   ---------------   ---------------   ---------------
DIRECTORS AND EXECUTIVE OFFICERS
  George P. Hutchinson..................           --                --            50,000             9,909
  Haakon Ragde..........................           --             5,732                --             1,137
PRINCIPAL STOCKHOLDERS
  Northwest Hospital(1).................      550,700                --                --                --
  Robert Trimble(2).....................           --                --           400,000           158,817
  Medarex, Inc. ........................           --                --                --           800,000
  Progress Enterprises S.A. ............           --           429,794                --            85,224

------------------------------
(1) C. William Schneider, a member of our board of directors, is President and Chief Executive Officer of Northwest Hospital.

(2) All shares are held by the marital community of Robert and Kathleen Trimble.

     We believe that we have executed all of the transactions set forth above on terms no less favorable to us than terms we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions, including loans, between us and our officers, directors and principal stockholders and their affiliates, are approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table shows information known to us with respect to the beneficial ownership of our common stock as of September 30, 2001, adjusted to reflect the sale of the shares of common stock offered under this prospectus by:

     - each of our directors;

     - each named executive officer;

     - each person or group of affiliated persons who is known by us to own beneficially 5% or more of our common stock; and

     - all of our directors and executive officers as a group.

     Except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. The table below includes the number of shares underlying options and warrants which are exercisable within 60 days from September 30, 2001 adjusted to reflect the conversion of all shares of our preferred stock into an aggregate of 9,776,321 shares of our common stock, conversion of the note payable to stockholder into 150,065 shares of series D preferred stock and exercise of 1,134,402 preferred and common stock warrants into an equivalent number of common shares upon completion of this offering. It is therefore based on 12,998,370 shares of our common stock outstanding on a pro forma basis prior to this offering and 16,498,370 shares outstanding immediately after this offering. The address for those individuals for which an address is not otherwise indicated is: c/o Northwest Biotherapeutics, Inc., 21720 - 23rd Drive S.E., Suite 100, Bothell, Washington 98021.

                                                          NUMBER OF SHARES    PERCENT OWNED   PERCENT OWNED
                                          NUMBER OF      UNDERLYING OPTIONS    BEFORE THIS     AFTER THIS
          BENEFICIAL OWNER             SHARES OWNED(1)      OR WARRANTS         OFFERING        OFFERING
          ----------------             ---------------   ------------------   -------------   -------------
Directors and named executive
  officers
  Daniel O. Wilds....................            --            355,601              2.7%            2.1%
  Alton L. Boynton...................       385,490             96,542              3.7             2.9
  C. William Schneider...............            --                 --               --*             --*
  George P. Hutchinson...............        59,909              9,909               --*             --*
  Randall L-W. Caudill(2)............            --            186,247              1.4             1.1
  Haakon Ragde.......................        12,245              8,238               --*             --*
  Eric Holmes........................        82,605              9,451               --*             --*
  Michael Salgaller..................            --             12,420               --*             --*
  Patricia A. Lodge..................            --              8,935               --*             --*
  All executive officers and
     directors as a group (9
     persons)........................       540,249            687,343              9.0             7.1
Five percent stockholders
  Northwest Hospital(3)(4)...........     1,101,400          1,101,402             15.6%           12.5%
  Robert Trimble(5)(6)...............       558,817            158,817              5.4             4.3
  Medarex, Inc.(7)...................       800,000                 --              6.1             4.8
  Progress Enterprises S.A.(8).......       918,100             85,224              7.7             6.1

------------------------------
*  Represents beneficial ownership of less than 1%.

(1) Shares of preferred stock are shown on an as-converted basis.

(2) Dunsford Hill Capital Partners, controlled by Dr. Caudill, owns warrants to purchase 171,247 shares of our series C and series D convertible preferred stock. The remaining 15,000 warrants are held by Dr. Caudill as co-trustee of the JPS Irrevocable Trust, under Agreement dated April 1, 1998.

(3) 1550 North 115th Street, Seattle, WA 98133.

(4) C. William Schneider, a member of our board of directors, is President and Chief Executive Officer for Northwest Hospital and, in such capacity, has voting and investment power of our securities held by Northwest Hospital.

(5) 4640 95th Avenue N.E., Bellevue, WA 98004.

(6) All holdings are held as part of the marital community of Robert and Kathy Trimble.

(7) 707 State Road, Suite 206, Princeton, NJ 08540. We have been advised that Medarex's chief executive officer and chief financial officer, who are currently Donald L. Drakeman and Christian S. Schade, have voting and investment power over our securities held by Medarex.

(8) P.O. Box 626, National Westminster House, Le Truchot St. Peter, Port Guernsey, GY1 4PW, Channel Islands. We have been advised that the executive officers of Progress Enterprises S.A. have voting and investment power over our securities held by that entity. Currently, these individuals are David
    C. Jeffreys, Neil J. Crocker and Wayne Tallowin.

                          DESCRIPTION OF CAPITAL STOCK

     The following describes our common stock and preferred stock, as well as options to purchase our common stock, and provisions of our certificate of incorporation and our bylaws, all as will be in effect upon the completion of this offering. This description is only a summary. You should also refer to our certificate of incorporation and bylaws, which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock, as well as options to purchase our common stock, reflect changes to our capital structure that will occur upon the completion of this offering in accordance with the terms of the certificate of incorporation.

     Our authorized capital stock consists of 30,000,000 shares of common stock, $0.001 par value per share, and 12,500,000 shares of preferred stock, $0.001 par value per share.

COMMON STOCK

     We are authorized to issue 30,000,000 shares of common stock, par value $0.001 per share. Options to purchase an aggregate of 1,176,617 shares of our common stock, and warrants to purchase 2,808,742 shares of our common stock and convertible preferred stock were outstanding as of September 30, 2001. There will be 16,498,370 shares of our common stock outstanding after giving effect to the shares offered in this offering.

     Voting rights. The holders of our common stock are entitled to one vote for each share held of record.

     Dividends. Holders of record of shares of our common stock are entitled to receive dividends when, if and as may be declared by the board of directors out of funds legally available for such purposes, subject to the rights of preferred stockholders. We presently intend to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future.

     Liquidation rights. Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets available for distributions after payment in full to creditors and holders of preferred stock.

     Other provisions. The holders of our common stock are not entitled to cumulative voting, preemptive rights, subscription rights or the right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares are, and the shares of our common stock sold in the offering will be validly issued, fully paid and nonassessable.

PREFERRED STOCK

     Upon the closing of this offering, all outstanding shares of our series C convertible preferred stock and series D convertible preferred stock will be automatically converted on a 1:1 basis into shares of common stock. Each outstanding share of our series B convertible preferred stock will convert on an approximately 1:1.93785 basis. Northwest Hospital has agreed to allow all outstanding shares of series A convertible preferred stock to convert on a 1:1 basis as provided in the original agreement. Thereafter, our board of directors has the authority, without action by our stockholders, to issue up to 3,565,388 shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of common stock. The effect of the issuance of any shares of preferred stock upon the rights of holders of common stock may include diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of our company without further action by the stockholders. We have no plans to issue any shares of preferred stock upon completion of this offering.

OPTIONS

     As of September 30, 2001, options to purchase a total of 1,176,617 shares of common stock were outstanding. Additional options to purchase a total of 1,976,042 shares of common stock may be granted under the 2001 Stock Option Plan and 2001 Nonemployee Director Stock Incentive Plan.

WARRANTS

     As of September 30, 2001, warrants to purchase a total of 2,808,742 shares of common stock and convertible preferred stock were outstanding at exercise prices ranging from $0.18 to $5.50, of which holders of 1,134,402 warrants have agreed to exercise their warrants upon completion of the offering and an additional 1,105,815 warrants must either be exercised or expire upon completion of the offering.

AUTHORIZED BUT UNISSUED CAPITAL STOCK

     Following the completion of this offering, there will be 13,501,630 shares of authorized but unissued common stock, or 12,976,630 shares if the underwriters' over-allotment option is exercised in full. Of this amount at September 30, 2001, 1,176,617 shares of common stock are reserved for issuance upon exercise of options outstanding and 1,976,042 shares are available for future grant under our 2001 Stock Option Plan and 2001 Nonemployee Director Stock Incentive Plan and 500,000 shares of common stock are available for purchase under our Employee Stock Purchase Plan. A total of 2,808,742 shares of common stock are also issuable upon the exercise of warrants that were outstanding as of September 30, 2001. In addition, following the completion of this offering, there will be 3,565,388 shares of authorized preferred stock. Delaware law does not require stockholder approval for the issuance of authorized shares. However, the listing requirements of The Nasdaq Stock Market, Inc., which apply so long as the common stock remains included in that inter-dealer quotation system, require prior stockholder approval of specified issuances, including issuances of shares bearing voting power equal to or exceeding 20% of the pre-issuance outstanding voting power or pre-issuance outstanding number of shares of common stock. These additional shares could be used for a variety of corporate purposes, including, but not limited to, facilitating corporate acquisitions. One of the effects of the unissued and unreserved common stock and preferred stock may be to enable our board of directors to issue shares to persons who may agree or be inclined to vote in concert with current management on issues put to consideration of stockholders, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and protect the continuity of our management and possibly deprive our stockholders of the opportunity to sell their shares of our common stock at prices higher than prevailing market prices.

DELAWARE AND WASHINGTON ANTI-TAKEOVER LAW AND CHARTER AND BYLAW PROVISIONS

     Provisions of the Delaware General Corporation Law and our charter documents could make our acquisition and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control to negotiate with us first. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

     We are subject to the provisions of Section 203 of Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time that the person became an interested stockholder unless, subject to exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" incudes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control without further action by our stockholders.

     Furthermore, the laws of the State of Washington, where our principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant stockholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a "target corporation," with certain exceptions, from engaging in certain "significant business transactions" with a person or group of persons who beneficially own 10% or more of the voting securities of the target corporation, or an "acquiring person," for a period of five years after such acquisition, unless the transaction or acquisition of such shares is approved by a majority of the members of the target corporation's board of directors prior to the time of acquisition. Such prohibited transactions include, among other things, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares or allowing the acquiring person to receive disproportionate benefit as a stockholder. After the five-year period, a significant business transaction may take place as long as it complies with certain fair price provisions of the statute. A target corporation includes a foreign corporation if:

     - the corporation has a class of voting stock registered pursuant to
       Section 12 or 15 of the Exchange Act,

     - the corporation's principal executive office is located in Washington, and

     - any of (a) more than 10% of the corporation's stockholders of record are Washington residents, (b) more than 10% of its shares are owned of record by Washington residents, (c) 1,000 or more of its stockholders of record are Washington residents, (d) a majority of the corporation's employees are Washington residents or more than 1,000 Washington residents are employees of the corporation or (e) a majority of the corporation's tangible assets are located in Washington or the corporation has more than $50.0 million of tangible assets located in Washington.

     A corporation may not opt out of this statute and, therefore, we anticipate this statute will apply to us. Depending upon whether we meet the definition of a target corporation, Chapter 23B.19 of the Washington Business Corporation Act may have the effect of delaying, deferring or preventing a change in control of us.

     Our bylaws provide that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent and further provide that special meetings of stockholders can be called only by the board of directors, the chairman of the board, if any, and the Chief Executive Officer. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the purposes stated in the notice of the meeting. Our bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to business to be brought before a meeting of stockholders.

     In addition, in July 2000, our board of directors formed an executive committee, charged with the task of evaluating the merits of implementing a stockholder rights plan, intended to deter coercive takeover practices. Such a plan typically involves the award to each stockholder, as a dividend, of the right to acquire a certain number of shares in the event of activity that may indicate an impending takeover attempt. While such a plan is not currently in place, our board of directors may adopt such a plan in the future. The adoption of such a plan could discourage certain types of coercive takeover practices and make it necessary for a potential acquiror to negotiate with our board.

REGISTRATION RIGHTS

     The holders of 9,776,321 shares of common stock, assuming the conversion of all outstanding preferred stock upon the closing of this offering, are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of agreements between us and the holders of these securities. If we register any of our common stock for our own account, the holders of these securities are entitled to include their shares of common stock in that registration, subject to the ability of the underwriters to limit the number of shares included in the offering. We will be responsible for paying all registration expenses, and the holders selling their shares will be responsible for paying all selling expenses.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have 16,498,370 shares of common stock outstanding based on shares outstanding as of September 30, 2001. Of these shares, the 3,500,000 shares sold in this offering will be freely transferable without restriction under the Securities Act, unless they are held by our "affiliates" as that term is used under the Securities Act and the regulations promulgated thereunder.

     All of our shares outstanding as of September 30, 2001 were sold by us in reliance on exemptions from the registration requirements of the Securities Act, are restricted securities within the meaning of Rule 144 under the Securities Act and become eligible for sale in the public market as follows:

     - Approximately 5.5 million shares will be immediately eligible for sale in the public market without restriction pursuant to Rule 144(k);

     - Approximately 2.9 million additional shares will become eligible for sale in the public market 90 days after this offering, subject to volume and manner of sale restrictions, under Rule 144;

     - Approximately 502,000 shares will be eligible for sale in the public market without restriction 90 days after this offering under Rule 701; and

     - Remaining shares will become eligible for sale in the public market pursuant to Rule 144 from time to time after completion of this offering.

     The foregoing does not take into consideration the effect of the lock-up agreements as described below. Our officers and directors and substantially all of our stockholders have entered into lock-up agreements pursuant to which they have agreed, subject to limited exceptions, not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of the underwriters. Any shares subject to lock-up agreements may be released at any time without notice by the underwriters.

     In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, including an affiliate, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of completion of this offering, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, approximately 164,984 shares immediately after this offering, or the average weekly trading volume in the common stock during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of our company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

     Any of our employees, officers, directors or consultants who purchased his or her shares before the date of completion of this offering or who holds options as of that date pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public-information, holding-period, volume-limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding-period restrictions, in each case commencing 90 days after the date of completion of this offering. However, as described above, we and our officers, directors and substantially all of our stockholders have agreed not to sell or otherwise dispose of any shares of our common stock for the 180-day period after the date of this prospectus without the prior written consent of the underwriters. Any shares subject to lock-up agreements may be released at any time without notice by the underwriters.

     We intend to file a registration statement on Form S-8 under the Securities Act of 1933 to register shares of common stock reserved for issuance under our employee benefit plans, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. Such registration statements will become effective immediately upon filing.

     Before this offering, there has been no public market for our common stock, and any sale of substantial amounts in the open market may adversely affect the market price of our common stock offered hereby.

     In addition, after this offering, the holders of common stock and warrants convertible into common stock totaling approximately 11.5 million shares will be entitled to certain rights to cause us to register the sale of such shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act. See "Description Of Capital Stock -- Registration Rights."

                              PLAN OF DISTRIBUTION

     Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, who are represented by C.E. Unterberg, Towbin, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the following respective number of shares of common stock, less the underwriting discounts and commissions set forth on the cover page of this prospectus, set forth below:

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
C.E. Unterberg, Towbin......................................
Fahnestock & Co. Inc........................................
Roth Capital Partners, LLC..................................

                                                              ---------
          Total.............................................  3,500,000
                                                              =========

     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions, including the approval of legal matters by their counsel. The nature of the underwriters' obligations is that they are committed to purchase and pay for all of the above shares of common stock, other than shares of our common stock covered by the over-allotment option described below, if any are purchased.

PUBLIC OFFERING PRICE AND DEALERS CONCESSION

     The underwriters propose initially to offer the shares of common stock offered by this prospectus directly to the public at the initial public offering price per share set forth on the cover page of this prospectus, and to certain
dealers at that price less a concession not in excess of $     per share. The
underwriters may allow, and these dealers may re-allow, a discount not in excess
of $     per share on sales to certain other dealers. After commencement of this offering, the offering price, discount price and re-allowance may be changed by the underwriters. No such change will alter the amount of proceeds to be received by us.

OVER-ALLOTMENT OPTION

     We have granted to the underwriters an option, which may be exercised within 30 days after the date of this prospectus, to purchase in the aggregate up to 525,000 additional shares of common stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discount and commissions set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option to purchase any of these 525,000 additional shares of our common stock, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus are being sold. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters if the underwriters exercise their over-allotment option. The underwriters may exercise their over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered by this prospectus. To the extent the option is exercised, the underwriters will be severally committed, subject to several conditions, including the approval of legal matters by their counsel, to purchase the additional shares of common stock in proportion to their respective purchase commitments as indicated in the preceding table.

UNDERWRITING COMPENSATION

     The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The following table summarizes the compensation to be paid to the underwriters by us in connection with this offering. The following amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                              NO EXERCISE    FULL EXERCISE
                                                              -----------    -------------
Per share...................................................   $               $
Total.......................................................   $               $

     C.E. Unterberg, Towbin provided us with financial advisory and investment banking services in connection with our series D convertible preferred stock financing. In return for these services, C.E. Unterberg, Towbin received a fee of approximately $240,000 and warrants to acquire 76,800 shares of series D convertible preferred stock at an exercise price of $5.00 per share. In connection with our series D convertible preferred stock financing, C.E. Unterberg, Towbin and certain of its affiliates purchased approximately 386,000 shares of our series D convertible preferred stock at a purchase price of $5.00 per share. The underwriters and their affiliates beneficially own an aggregate of 688,745 shares of our series D preferred stock. The National Association of Securities Dealers, Inc., or the NASD, may deem a portion of the value of such shares to represent "underwriting compensation" for purposes of the rules of the NASD.

OTHER OFFERING EXPENSES; ACCEPTANCE AND DELIVERY

     We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,300,000. The offering of the shares is made for delivery, when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of our shares in whole or in part.

INDEMNIFICATION OF UNDERWRITERS

     We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act, and, where such indemnification is unavailable, contribute to payments the underwriters may be required to make in connection with these liabilities.

LOCK-UP ARRANGEMENTS


     We and all of our directors and officers and holders holding an aggregate of approximately 10,474,780 shares of our common stock and the holders of options and warrants to purchase approximately 3,686,363 shares of our common stock have entered into lock-up agreements pursuant to which they have agreed not to, directly or indirectly, issue, sell, agree to sell, grant any option or contract for the sale of, pledge or otherwise dispose of, or, in any manner, transfer all or a portion of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or any interest therein owned as of the date hereof or hereafter acquired for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters. C.E. Unterberg, Towbin has advised us that it has no present intention to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.


SALES TO DISCRETIONARY ACCOUNTS

     C.E. Unterberg, Towbin may sell shares of our common stock to accounts over which it exercises discretionary authority after obtaining prior consent from the account with respect to any sales to such accounts.

STABILIZATION AND OTHER TRANSACTIONS

     In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act, pursuant to which the underwriters may bid for, or purchase, common stock for the purpose of stabilizing the market price. The underwriters also may create a short position by selling more common stock in connection with this offering than they are committed to purchase from us, and in such case may purchase common stock in the open market following completion of this offering to cover all or a portion of such short position. In addition, the underwriters may impose "penalty bids" whereby they may reclaim from a dealer participating in this offering, the selling concession with respect to the common stock that it distributed in this offering, but which was subsequently purchased for the accounts of the underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required and, if they are taken, they may be discontinued at any time.

DETERMINATION OF OFFERING PRICE

     Prior to this offering, there has been no market for our common stock. Accordingly, the initial public offering price for the common stock was determined by negotiation between us and the underwriters.

     The primary factors considered in determining the public offering price were:

     - our financial and operating history and condition;
     - market valuations of other companies engaged in activities similar to ours;
     - our prospects and prospects for the industry in which we do business in general;
     - our management;
     - prevailing equity market conditions; and
     - the demand for securities considered comparable to ours.

                                 LEGAL MATTERS

     Lane Powell Spears Lubersky LLP, Seattle, Washington will pass for us on the validity of the common stock offered hereby. Jim D. Johnston, a partner of Lane Powell Spears Lubersky LLP, is the Assistant Secretary of Northwest Biotherapeutics. Principals of Lane Powell Spears Lubersky LLP beneficially own an aggregate of 16,626 shares of our common stock and warrants to purchase 5,126 shares of our common stock. Dewey Ballantine LLP, Menlo Park, California, is acting as counsel for the underwriters in connection with selected legal matters.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 1999 and 2000 and for each of the years in the three-year period ended December 31, 2000 and the period from March 18, 1996 (inception) through December 31, 2000 have been included in this prospectus and registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The report of KPMG LLP covering our December 31, 2000 consolidated financial statements contains an explanatory paragraph that states that we have incurred losses from operations, have a net capital deficiency and, at December 31, 2000, a net working capital deficit that raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                         CHANGE IN INDEPENDENT AUDITORS

     In November 2000, we dismissed Arthur Andersen LLP as our independent auditors. This dismissal was approved by our board of directors. The report of Arthur Andersen LLP covering our December 31, 1999 financial statements contained an explanatory paragraph stating that we incurred losses from operations and had a net capital deficiency that raised substantial doubt about our ability to continue as a going concern. We had no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures during our two most recent fiscal years and interim period prior to our change in independent auditors which, if not resolved to the satisfaction of Arthur Andersen LLP, would have caused them to make reference to the matter in their report. Arthur Andersen LLP has no association with the financial statements presented in this registration statement nor has it read the registration statement.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed a registration statement on Form S-1 with the Securities and Exchange Commission under the Securities Act with respect to the shares of common stock offered in this offering. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement, or the exhibits, which are part of the registration statement, parts of which are omitted as permitted by the rules and regulations of the Securities and Exchange Commission. For further information about us and the shares of our common stock to be sold in this offering, please refer to the registration statement and the exhibits, which are part of the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document are not necessarily complete. Each statement in this prospectus regarding the contents of the referenced contract or other document is qualified in all respects by our reference to the copy filed with the registration statement.

     For further information about us and our common stock, we refer you to our registration statement and its attached exhibits, copies of which may be inspected without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N. W., Washington, D.C. 20549 and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a duplicating fee. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy and information statements and other information with the Commission. Our periodic reports, proxy and information statements and other information will be available for inspection and copying at the regional offices, public references facilities and web site of the Commission referred to above.

     We intend to furnish our stockholders with annual reports containing audited financial statements and an opinion thereon expressed by independent certified public accountants. We also intend to furnish other reports as we may determine or as required by law.

     This prospectus includes statistical data that were obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

                        NORTHWEST BIOTHERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 AND SUBSIDIARY

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Stockholders' Deficit and
  Comprehensive Loss........................................  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Northwest Biotherapeutics, Inc.:

     We have audited the accompanying consolidated balance sheets of Northwest Biotherapeutics, Inc. (a development stage company) and subsidiary (Company) as of December 31, 1999 and 2000 and the related consolidated statements of operations, stockholders' deficit and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2000 and the period from March 18, 1996 (inception) through December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northwest Biotherapeutics, Inc. (a development stage company) and subsidiary as of December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000 and the period from March 18, 1996 (inception) through December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 3 to consolidated financial statements, the Company has incurred losses from operations, has a net capital deficiency and, at December 31, 2000, a net working capital deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Seattle, Washington
April 17, 2001, except as to notes 4(b) and 5(d),which are as of May 15, 2001

                        NORTHWEST BIOTHERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                                      DECEMBER 31,
                                                              ----------------------------
                                                                  1999            2000        SEPTEMBER 30, 2001
                                                              ------------    ------------    ------------------
                                                                                                 (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $    648,847    $    410,756       $  4,974,038
  Accounts receivable.......................................        29,602          18,933             31,412
  Accounts receivable from affiliates.......................        77,300          56,692              3,693
  Preferred stock subscription receivable...................            --         273,000                 --
  Prepaid expenses and other current assets.................        58,275          98,032            130,163
                                                              ------------    ------------       ------------
    Total current assets....................................       814,024         857,413          5,139,306
                                                              ------------    ------------       ------------
Property and equipment:
  Leasehold improvements....................................        61,181       1,693,660          1,710,121
  Laboratory equipment......................................       962,712       1,162,222          1,311,524
  Office furniture and other equipment......................        80,745         325,316            405,792
                                                              ------------    ------------       ------------
                                                                 1,104,638       3,181,198          3,427,437
  Less accumulated depreciation and amortization............       403,877         413,135            750,265
                                                              ------------    ------------       ------------
    Property and equipment, net.............................       700,761       2,768,063          2,677,172
                                                              ------------    ------------       ------------
Restricted cash.............................................     1,003,968       1,003,968          1,003,968
Deferred stock offering costs...............................            --              --            500,936
                                                              ------------    ------------       ------------
                                                              $  2,518,753       4,629,444          9,321,382
                                                              ============    ============       ============
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Current portion of note payable to stockholder............  $         --    $    996,675       $    111,267
  Current portion of line of credit with Northwest
    Hospital................................................            --       2,834,262          2,834,262
  Current portion of capital lease obligations..............        29,240          50,176             61,236
  Accounts payable..........................................       410,340         604,617            579,676
  Accounts payable to Northwest Hospital....................       212,276         281,661                 --
  Accrued expenses..........................................       371,622         577,836            834,759
                                                              ------------    ------------       ------------
    Total current liabilities...............................     1,023,478       5,345,227          4,421,200
Long-term liabilities:
  Note payable to stockholder, less current portion.........            --         653,325             93,308
  Line of credit with Northwest Hospital, less current
    portion.................................................     2,834,262              --                 --
  Capital lease obligations, less current portion...........        46,717         148,024            181,755
  Deferred rent.............................................            --          61,296            196,113
                                                              ------------    ------------       ------------
    Total liabilities.......................................     3,904,457       6,207,872          4,892,376
                                                              ------------    ------------       ------------
Preferred stock, 12,500,000 shares authorized:
  Mandatorily redeemable convertible preferred stock, $0.001 par value:
    Series A, 550,700 shares authorized; 550,700 shares
      issued and outstanding at December 31, 1999 and 2000
      and September 30, 2001. Liquidation preference of
      $3,000,000 at September 30, 2001......................     4,062,635       4,492,999          4,805,341
  Convertible preferred stock, $0.001 par value:
    Series B, 897,513 shares authorized; 897,489 shares
      issued and outstanding at December 31, 1999 and 2000
      and September 30, 2001. Liquidation preference and
      redemption value of $2,088,330 at September 30,
      2001..................................................     2,088,330       2,088,330          2,088,330
    Series C, 3,609,062 shares authorized; 3,350,600 shares
      issued and outstanding at December 31, 1999 and 2000
      and September 30, 2001. Liquidation preference and
      redemption value of $8,376,500 at September 30,
      2001..................................................     7,253,091       7,253,091          7,253,091
    Series D, 6,500,000 shares authorized; 0, 1,532,355 and
      4,135,823 shares issued and outstanding at December
      31, 1999 and 2000 and September 30, 2001. Liquidation
      preference and redemption value of $20,679,115 at
      September 30, 2001....................................            --       7,102,597         17,365,335
Stockholders' deficit:
  Common stock, $0.001 par value; 30,000,000 shares
    authorized, 2,202,800, 1,934,450 and 1,937,582 shares
    issued and outstanding at December 31, 1999 and 2000 and
    September 30, 2001......................................         2,203           1,934              1,937
  Additional paid-in capital................................       394,031       5,878,200         14,506,268
  Deferred compensation.....................................            --              --         (1,116,631)
  Deficit accumulated during the development stage..........   (15,185,994)    (28,395,579)       (40,474,665)
                                                              ------------    ------------       ------------
    Total stockholders' deficit.............................   (14,789,760)    (22,515,445)       (27,083,091)
Commitments, contingencies and subsequent events............
                                                              ------------    ------------       ------------
                                                              $  2,518,753    $  4,629,444       $  9,321,382
                                                              ============    ============       ============

          See accompanying notes to consolidated financial statements.

                        NORTHWEST BIOTHERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                               PERIOD FROM
                                                                              MARCH 18, 1996       NINE MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,           (INCEPTION) TO         SEPTEMBER 30,
                                   ----------------------------------------    DECEMBER 31,    --------------------------
                                      1998          1999           2000            2000           2000           2001
                                   -----------   -----------   ------------   --------------   -----------   ------------
                                                                                               (UNAUDITED)   (UNAUDITED)
Revenues:
  Research material sales........  $    47,507   $    39,260   $    110,757    $    197,524    $   101,507   $     74,013
  Contract research and
    development from related
    parties......................      337,500        84,375             --       1,127,638             --             --
  Research grants and other......           --        86,885         45,205         132,090         40,225             --
                                   -----------   -----------   ------------    ------------    -----------   ------------
    Total revenues...............      385,007       210,520        155,962       1,457,252        141,732         74,013
                                   -----------   -----------   ------------    ------------    -----------   ------------
Operating costs and expenses:
  Cost of research material
    sales........................       81,043        45,565         50,849         177,457         53,362         49,298
  Research and development.......    2,860,323     2,885,332      3,114,160      11,486,478      2,210,475      3,469,985
  General and administrative.....    1,765,360     2,535,200      3,682,015       9,563,110      2,313,427      3,395,561
  Depreciation and
    amortization.................      163,529       196,012        198,532         803,575        145,619        337,130
                                   -----------   -----------   ------------    ------------    -----------   ------------
    Total operating costs and
      expenses...................    4,870,255     5,662,109      7,045,556      22,030,620      4,722,883      7,251,974
                                   -----------   -----------   ------------    ------------    -----------   ------------
    Loss from operations.........   (4,485,248)   (5,451,589)    (6,889,594)    (20,573,368)    (4,581,151)    (7,177,961)
Other income (expense):
  Interest expense...............     (261,791)     (318,353)    (6,055,806)     (6,682,159)    (3,847,499)      (464,456)
  Interest income................       27,601       160,563        166,179         355,150        144,837        149,239
                                   -----------   -----------   ------------    ------------    -----------   ------------
      Net loss...................   (4,719,438)   (5,609,379)   (12,779,221)    (26,900,377)    (8,283,813)    (7,493,178)
Accretion of Series A preferred
  stock mandatory redemption
  obligation.....................     (328,560)     (353,962)      (430,364)     (1,492,999)      (314,327)      (312,342)
Beneficial conversion feature of
  Series D preferred stock.......           --            --             --              --             --     (4,273,566)
                                   -----------   -----------   ------------    ------------    -----------   ------------
    Net loss applicable to common
      stockholders...............  $(5,047,998)  $(5,963,341)  $(13,209,585)   $(28,393,376)   $(8,598,140)  $(12,079,086)
                                   ===========   ===========   ============    ============    ===========   ============
Net loss per share -- basic and
  diluted........................  $     (2.29)  $     (2.71)  $      (6.35)                   $     (4.04)  $      (6.24)
                                   ===========   ===========   ============                    ===========   ============
Weighted average shares used in
  computing basic and diluted net
  loss per share.................    2,202,800     2,202,800      2,080,405                      2,130,582      1,935,395
                                   ===========   ===========   ============                    ===========   ============
Pro forma net loss per
  share -- basic and diluted.....                              $      (1.82)                                 $      (1.19)
                                                               ============                                  ============
Weighted average shares used in
  computing basic and diluted pro
  forma net loss per share.......                                 7,244,366                                    10,108,504
                                                               ============                                  ============

                                    PERIOD FROM
                                   MARCH 18, 1996
                                   (INCEPTION) TO
                                   SEPTEMBER 30,
                                        2001
                                   --------------
                                    (UNAUDITED)
Revenues:
  Research material sales........   $    271,537
  Contract research and
    development from related
    parties......................      1,127,638
  Research grants and other......        132,090
                                    ------------
    Total revenues...............      1,531,265
                                    ------------
Operating costs and expenses:
  Cost of research material
    sales........................        226,755
  Research and development.......     14,956,463
  General and administrative.....     12,958,671
  Depreciation and
    amortization.................      1,140,705
                                    ------------
    Total operating costs and
      expenses...................     29,282,594
                                    ------------
    Loss from operations.........    (27,751,329)
Other income (expense):
  Interest expense...............     (7,146,615)
  Interest income................        504,389
                                    ------------
      Net loss...................    (34,393,555)
Accretion of Series A preferred
  stock mandatory redemption
  obligation.....................     (1,805,341)
Beneficial conversion feature of
  Series D preferred stock.......     (4,273,566)
                                    ------------
    Net loss applicable to common
      stockholders...............   $(40,472,462)
                                    ============
Net loss per share -- basic and
  diluted........................
Weighted average shares used in
  computing basic and diluted net
  loss per share.................
Pro forma net loss per
  share -- basic and diluted.....
Weighted average shares used in
  computing basic and diluted pro
  forma net loss per share.......

          See accompanying notes to consolidated financial statements.

                        NORTHWEST BIOTHERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 AND SUBSIDIARY

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT AND COMPREHENSIVE LOSS

                                                                                                      DEFICIT
                                                                                                    ACCUMULATED
                                                     COMMON STOCK      ADDITIONAL                    DURING THE        TOTAL
                                                  ------------------     PAID-IN       DEFERRED     DEVELOPMENT    STOCKHOLDERS'
                                                   SHARES     AMOUNT     CAPITAL     COMPENSATION      STAGE          DEFICIT
                                                  ---------   ------   -----------   ------------   ------------   -------------
Balance at March 18, 1996.......................         --   $  --    $        --   $        --    $        --    $         --
Accretion of membership units mandatory
  redemption obligation.........................         --      --             --            --       (105,574)       (105,574)
Comprehensive loss -- net loss..................         --      --             --            --     (1,232,589)     (1,232,589)
                                                  ---------   ------   -----------   -----------    ------------   ------------
Balance at December 31, 1996....................         --      --             --            --     (1,338,163)     (1,338,163)
Accretion of membership units mandatory
  redemption obligation.........................         --      --             --            --       (274,539)       (274,539)
Comprehensive loss -- net loss..................         --      --             --            --     (2,559,750)     (2,559,750)
                                                  ---------   ------   -----------   -----------    ------------   ------------
Balance at December 31, 1997....................         --      --             --            --     (4,172,452)     (4,172,452)
Conversion of membership units to common
  stock.........................................  2,202,800   2,203             --            --         (2,203)             --
Accretion of Series A preferred stock mandatory
  redemption obligation.........................         --      --             --            --       (328,560)       (328,560)
Comprehensive loss -- net loss..................         --      --             --            --     (4,719,438)     (4,719,438)
                                                  ---------   ------   -----------   -----------    ------------   ------------
Balances at December 31, 1998...................  2,202,800   2,203             --            --     (9,222,653)     (9,220,450)
Issuance of Series C preferred stock warrants
  for services related to sale of Series C
  preferred shares..............................         --      --        394,031            --             --         394,031
Accretion of Series A preferred stock mandatory
  redemption obligation.........................         --      --             --            --       (353,962)       (353,962)
Comprehensive loss -- net loss..................         --      --             --            --     (5,609,379)     (5,609,379)
                                                  ---------   ------   -----------   -----------    ------------   ------------
Balances at December 31, 1999...................  2,202,800   2,203        394,031            --    (15,185,994)    (14,789,760)
Issuance of Series C preferred stock warrants in
  connection with lease agreement...............         --      --         43,130            --             --          43,130
Exercise of stock options for cash..............      2,000       2            998            --             --           1,000
Issuance of common stock at $0.85 per share for
  license rights................................      5,000       5          4,245            --             --           4,250
Issuance of Series D preferred stock warrants in
  convertible promissory note offering..........         --      --      4,038,525            --             --       4,038,525
Beneficial conversion feature of convertible
  promissory notes..............................         --      --      1,025,575            --             --       1,025,575
Issuance of Series D preferred stock warrants
  for services related to sale of Series D
  preferred shares..............................         --      --        368,182            --             --         368,182
Issuance of common stock warrants in conjunction
  with issuance of promissory note..............         --      --          3,238            --             --           3,238
Cancellation of common stock....................   (275,350)   (276)           276            --             --              --
Accretion of Series A preferred stock mandatory
  redemption obligation.........................         --      --             --            --       (430,364)       (430,364)
Comprehensive loss -- net loss..................         --      --             --            --    (12,779,221)    (12,779,221)
                                                  ---------   ------   -----------   -----------    ------------   ------------
Balances at December 31, 2000...................  1,934,450   1,934      5,878,200            --    (28,395,579)    (22,515,445)
Issuance of Series D preferred stock warrants in
  conjunction with refinancing of note payable
  to stockholder (unaudited)....................         --      --        224,935            --             --         224,935
Beneficial conversion feature of convertible
  promissory note (unaudited)...................         --      --        455,935            --             --         455,935
Beneficial conversion feature of Series D
  preferred stock (unaudited)...................         --      --      4,273,566            --     (4,273,566)             --
Issuance of Series D preferred stock warrants
  for services related to the sale of Series D
  preferred shares (unaudited)..................         --      --      2,287,112            --             --       2,287,112
Exercise of stock options for cash
  (unaudited)...................................      3,132       3          2,379            --             --           2,382
Issuance of stock options to nonemployees for
  services (unaudited)..........................         --      --         54,244            --             --          54,244
Deferred compensation related to employee stock
  options (unaudited)...........................         --      --      1,329,897    (1,329,897)            --              --
Amortization of deferred compensation
  (unaudited)...................................         --      --             --       213,266             --         213,266
Accretion of Series A preferred stock mandatory
  redemption obligation (unaudited).............         --      --             --            --       (312,342)       (312,342)
Comprehensive loss -- net loss (unaudited)......         --      --             --            --     (7,493,178)     (7,493,178)
                                                  ---------   ------   -----------   -----------    ------------   ------------
Balances at September 30, 2001 (unaudited)......  1,937,582   $1,937   $14,506,268   $(1,116,631)   $(40,474,665)  $(27,083,091)
                                                  =========   ======   ===========   ===========    ============   ============

          See accompanying notes to consolidated financial statements.

                        NORTHWEST BIOTHERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          PERIOD FROM
                                                                                         MARCH 18, 1996
                                                      YEARS ENDED DECEMBER 31,           (INCEPTION) TO
                                              ----------------------------------------    DECEMBER 31,
                                                 1998          1999           2000            2000
                                              -----------   -----------   ------------   --------------

Cash flows from operating activities:
  Net loss..................................  $(4,719,438)  $(5,609,379)  $(12,779,221)   $(26,900,377)
  Adjustments to reconcile net loss to cash
    used in operating activities:
    Depreciation and amortization...........      163,529       196,012        198,532         803,575
    Amortization of deferred financing
      costs.................................           --            --        319,799         319,799
    Amortization of debt discount...........           --            --      4,042,378       4,042,378
    Amortization of beneficial conversion
      feature of convertible promissory
      notes.................................           --            --      1,025,575       1,025,575
    Accrued interest converted to preferred
      stock.................................           --            --        260,378         260,378
    Stock-based compensation costs..........           --            --             --              --
    Loss on retirement of equipment.........           --        82,553             --          82,553
    Changes in operating assets and
      liabilities:
      Accounts receivable...................      (46,729)     (117,171)        31,277         (75,625)
      Prepaid expenses and other current
        assets..............................           --            --          7,008         (51,267)
      Accounts payable and accrued
        expenses............................      395,784       239,104        400,491       1,182,453
      Accounts payable to Northwest
        Hospital............................    1,352,038    (1,150,079)        69,385         281,661
      Deferred revenue......................       84,375       (84,375)            --              --
      Deferred rent.........................           --            --         61,296          61,296
                                              -----------   -----------   ------------    ------------
        Net cash used in operating
          activities........................   (2,770,441)   (6,443,335)    (6,363,102)    (18,967,601)
                                              -----------   -----------   ------------    ------------
Cash flows from investing activities:
  Purchases of property and equipment,
    net.....................................     (187,134)     (316,773)    (2,105,608)     (3,418,008)
  Transfer of restricted cash...............           --    (1,003,968)            --      (1,003,968)
                                              -----------   -----------   ------------    ------------
        Net cash used in investing
          activities........................     (187,134)   (1,320,741)    (2,105,608)     (4,421,976)
                                              -----------   -----------   ------------    ------------
Cash flows from financing activities:
  Proceeds from issuance of note payable to
    stockholder.............................           --            --      1,650,000       1,650,000
  Repayment of note payable to
    stockholder.............................           --            --             --              --
  Proceeds from issuance of convertible
    promissory notes and warrants, net of
    issuance costs..........................           --            --      5,064,100       5,064,100
  Borrowings under line of credit with
    Northwest Hospital......................    1,371,471            --             --       2,834,262
  Payments on capital lease obligations.....           --            --        (37,983)        (37,983)
  Proceeds from sales of preferred stock,
    net of issuance costs...................    1,960,640     7,774,812      1,873,301      14,608,753
  Proceeds from exercise of stock options...           --            --          1,000           1,000
  Deferred stock offering costs.............           --            --             --              --
  Deferred financing costs..................           --            --       (319,799)       (319,799)
                                              -----------   -----------   ------------    ------------
        Net cash provided by financing
          activities........................    3,332,111     7,774,812      8,230,619      23,800,333
                                              -----------   -----------   ------------    ------------
        Net increase (decrease) in cash and
          cash equivalents..................      374,536        10,736       (238,091)        410,756
Cash and cash equivalents at beginning of
  period....................................      263,575       638,111        648,847              --
                                              -----------   -----------   ------------    ------------
Cash and cash equivalents at end of
  period....................................  $   638,111   $   648,847   $    410,756    $    410,756
                                              ===========   ===========   ============    ============
Supplemental disclosure of cash flow
  information -- cash paid during the period
  for interest..............................  $   154,872   $   318,083   $    412,567    $    928,522
                                              ===========   ===========   ============    ============
Supplemental schedule of noncash financing
  activities:
  Equipment acquired through capital
    leases..................................  $        --   $    75,957   $    160,226         236,183
  Accretion of Series A preferred stock
    mandatory redemption obligation.........      328,560       353,962        430,364       1,492,999
  Issuance of warrants attached to
    convertible promissory note.............           --            --             --              --
  Conversion of convertible promissory notes
    and accrued interest to Series D
    preferred stock.........................           --            --      5,324,478       5,324,478
  Issuance of Series C preferred stock
    warrants in connection with lease
    agreement...............................           --            --         43,130          43,130
  Issuance of common stock for license
    rights..................................           --            --          4,250           4,250
  Preferred stock subscription receivable...  $        --   $        --   $    273,000    $    273,000
                                              ===========   ===========   ============    ============

                                                                            PERIOD FROM
                                                  NINE MONTHS ENDED        MARCH 18, 1996
                                                    SEPTEMBER 30,          (INCEPTION) TO
                                              --------------------------   SEPTEMBER 30,
                                                 2000           2001            2001
                                              -----------   ------------   --------------
                                              (UNAUDITED)   (UNAUDITED)     (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................  $(8,283,813)  $ (7,493,178)   $(34,393,555)
  Adjustments to reconcile net loss to cash
    used in operating activities:
    Depreciation and amortization...........      145,619        337,130       1,140,705
    Amortization of deferred financing
      costs.................................      205,762             --         319,799
    Amortization of debt discount...........    2,617,322         45,100       4,087,478
    Amortization of beneficial conversion
      feature of convertible promissory
      notes.................................      663,841         90,020       1,115,595
    Accrued interest converted to preferred
      stock.................................           --             --         260,378
    Stock-based compensation costs..........           --        267,510         267,510
    Loss on retirement of equipment.........           --             --          82,553
    Changes in operating assets and
      liabilities:
      Accounts receivable...................        1,224         40,520         (35,105)
      Prepaid expenses and other current
        assets..............................     (111,073)       (32,131)        (83,398)
      Accounts payable and accrued
        expenses............................      517,271        231,982       1,414,435
      Accounts payable to Northwest
        Hospital............................     (212,276)      (281,661)             --
      Deferred revenue......................           --             --              --
      Deferred rent.........................           --        134,817         196,113
                                              -----------   ------------    ------------
        Net cash used in operating
          activities........................   (4,456,123)    (6,659,891)    (25,627,492)
                                              -----------   ------------    ------------
Cash flows from investing activities:
  Purchases of property and equipment,
    net.....................................   (1,847,832)      (157,085)     (3,575,093)
  Transfer of restricted cash...............           --             --      (1,003,968)
                                              -----------   ------------    ------------
        Net cash used in investing
          activities........................   (1,847,832)      (157,085)     (4,579,061)
                                              -----------   ------------    ------------
Cash flows from financing activities:
  Proceeds from issuance of note payable to
    stockholder.............................    1,650,000             --       1,650,000
  Repayment of note payable to
    stockholder.............................           --       (899,675)       (899,675)
  Proceeds from issuance of convertible
    promissory notes and warrants, net of
    issuance costs..........................    5,064,100             --       5,064,100
  Borrowings under line of credit with
    Northwest Hospital......................           --             --       2,834,262
  Payments on capital lease obligations.....      (25,660)       (44,363)        (82,346)
  Proceeds from sales of preferred stock,
    net of issuance costs...................           --     12,822,850      27,431,603
  Proceeds from exercise of stock options...        1,000          2,382           3,382
  Deferred stock offering costs.............           --       (500,936)       (500,936)
  Deferred financing costs..................     (319,799)            --        (319,799)
                                              -----------   ------------    ------------
        Net cash provided by financing
          activities........................    6,369,641     11,380,258      35,180,591
                                              -----------   ------------    ------------
        Net increase (decrease) in cash and
          cash equivalents..................       65,686      4,563,282       4,974,038
Cash and cash equivalents at beginning of
  period....................................      648,847        410,756              --
                                              -----------   ------------    ------------
Cash and cash equivalents at end of
  period....................................  $   714,533   $  4,974,038    $  4,974,038
                                              ===========   ============    ============
Supplemental disclosure of cash flow
  information -- cash paid during the period
  for interest..............................  $   160,657   $    232,844    $  1,161,366
                                              ===========   ============    ============
Supplemental schedule of noncash financing
  activities:
  Equipment acquired through capital
    leases..................................  $    89,551   $     89,154    $    325,337
  Accretion of Series A preferred stock
    mandatory redemption obligation.........      314,327        312,342       1,805,341
  Issuance of warrants attached to
    convertible promissory note.............           --        224,935         224,935
  Conversion of convertible promissory notes
    and accrued interest to Series D
    preferred stock.........................           --             --       5,324,478
  Issuance of Series C preferred stock
    warrants in connection with lease
    agreement...............................       43,130             --          43,130
  Issuance of common stock for license
    rights..................................        4,250             --           4,250
  Preferred stock subscription receivable...  $        --   $         --    $         --
                                              ===========   ============    ============

          See accompanying notes to consolidated financial statements.

                        NORTHWEST BIOTHERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1999 AND 2000

      (INFORMATION AS OF SEPTEMBER 30, 2001 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2000 AND 2001 IS UNAUDITED)

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS

     Northwest Biotherapeutics, Inc. (Company) was organized to discover and develop innovative diagnostics and immunotherapies for prostate cancer. During 1998, the Company reincorporated as a Delaware corporation. Prior to 1998, the Company was a limited liability company (LLC) formed on March 18, 1996. The Company is a development stage company, has yet to generate significant revenues from its intended business purpose and has no assurance of future revenues. While in the development stage, the Company's principal activities have included defining and conducting research programs, conducting clinical trials, raising capital and recruiting scientific and management personnel.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  PRINCIPLES OF CONSOLIDATION

     The Company had a 50% ownership interest in Northwest Clinicals, LLC (Northwest Clinicals), which has been consolidated in these financial statements through its August 2000 dissolution, as the Company exercised control over this entity. See note 5(c). All significant intercompany balances and transactions have been eliminated in consolidation.

     (b)  INTERIM FINANCIAL STATEMENTS

     The financial information as of September 30, 2001, for the nine months ended September 30, 2000 and 2001, and for the period from March 18, 1996 (inception) through September 30, 2001 is unaudited, except as to notes 4(b) and 5(d) through May 15, 2001. These interim financial statements have been prepared on substantially the same basis as the audited financial statements and in the opinion of management contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information set forth herein.

     (c) INITIAL PUBLIC OFFERING, NET LOSS PER SHARE AND PRO FORMA NET LOSS PER SHARE

     In July 2001, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission (SEC) that would permit the Company to sell shares of its common stock in connection with a proposed initial public offering of securities (IPO).

     If the offering is consummated under the terms presently anticipated, each of the outstanding shares of Series B, C and D preferred stock will automatically convert into shares of common stock upon closing of the proposed IPO. The pro forma net loss per share is calculated as if the series B, C and D preferred stock had converted into shares of common stock on January 1 of the respective period presented or at the original issuance date of the preferred stock, if later.

     (d)  USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                        NORTHWEST BIOTHERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1999 AND 2000

      (INFORMATION AS OF SEPTEMBER 30, 2001 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2000 AND 2001 IS UNAUDITED)

     (e)  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents consists of a money market account in the accompanying consolidated balance sheets.

     (f)  FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF RISK

     The Company's financial instruments consist of cash and cash equivalents, receivables, restricted cash, accounts payable, and a note payable to a stockholder. The fair values of these instruments approximate their financial statement carrying amounts due to their short maturities or current market indicators.

     Credit is extended based on an evaluation of a customer's financial condition and collateral is generally not required. Accounts receivable are generally derived from revenue earned from entities located in the United States. The Company records an allowance for potential credit losses based upon the expected collectibility of the accounts receivable. To date, the Company has not experienced any material credit losses.

     Two customers accounted for substantially all of the Company's revenues from contract research and development and research material sales recognized since its inception. For the years ended December 31, 1999 and 2000 and the nine months ended September 30, 2000, approximately 85%, 56% and 62%, respectively, of revenues from research grants and other were from research grants from the Federal Government. No research grant revenue was recognized in 1998 or the nine months ended September 30, 2001. No active grants exist at September 30, 2001.

     (g)  INVENTORIES

     Inventories are included in prepaid expenses and other current assets and are stated at the lower of cost, primarily determined by the first-in, first-out method, or market.

     (h)  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Property and equipment are depreciated or amortized over the following estimated useful lives using the straight-line method:

Leasehold improvements...............     Shorter of life of the lease or
                                                    useful life
Laboratory equipment.................                 5 years
Office furniture and other                           3-5 years
  equipment..........................

     (i)  RESTRICTED CASH

     Restricted cash represents a deposit to secure a letter of credit required under a lease agreement entered into by the Company in 1999. The deposit is restricted in full for five years and will be released over the remaining five year term of the lease.

     (j)  DEFERRED RENT

     The Company's lease for its main operating facility includes increases yearly through the ten year term. The Company recognizes expense for the lease using the straight-line method. Additional expense recognized in excess of cash payments is recorded as deferred rent.

                        NORTHWEST BIOTHERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1999 AND 2000

      (INFORMATION AS OF SEPTEMBER 30, 2001 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2000 AND 2001 IS UNAUDITED)

     (k)  REVENUE RECOGNITION

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." Management believes the Company's revenue recognition policies are in accordance with the guidance provided by the SEC and therefore the Company's adoption of SAB No. 101 in the fourth quarter of 2000 had no impact on the Company's results of operations or financial position.

     The Company earns revenues through sale of research materials, providing research services to third parties and through research grants.

     Revenues from sale of research materials are to a single customer with whom there is no other contractual relationship and are recognized when shipped to the customer and title has passed.

     Research contracts and grants require the Company to perform research activities as specified in each respective contract or grant on a best efforts basis, and the Company is reimbursed based on the fees stipulated in the respective contracts and grants which approximate the costs incurred by the Company in performing such activities. The Company recognizes revenue under the research contracts and grants based on completion of performance under the respective contracts and grants where no ongoing obligation on the part of the Company exists. Direct costs related to these contracts and grants are reported as research and development expenses.

     (l)  RESEARCH AND DEVELOPMENT EXPENSES

     Research and development costs are expensed as incurred.

     (m)  INCOME TAXES

     Deferred income taxes are provided based on the estimated future tax effects of carryforward and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those carryforwards and temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized. Prior to 1998, the Company was an LLC and the Company's tax losses and credits generally flowed directly to the members.

     (n)  STOCK-BASED COMPENSATION

     The Company accounts for its stock option plans for employees in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense related to employee stock options is recorded if, on the date of grant, the fair value of the underlying stock exceeds the exercise price. The Company applies the disclosure-only requirements of SFAS No. 123, Accounting for Stock-Based Compensation, which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees, and to provide pro forma results of operations disclosures for employee stock option grants as if the fair-value-based method of accounting in SFAS No. 123 had been applied to those transactions.

                        NORTHWEST BIOTHERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1999 AND 2000

      (INFORMATION AS OF SEPTEMBER 30, 2001 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2000 AND 2001 IS UNAUDITED)

     Stock compensation costs related to fixed employee awards with pro rata vesting are recognized on a straight-line basis over the period of benefit, generally the vesting period of the options. For options and warrants issued to non-employees, the Company recognizes stock compensation costs utilizing the fair value methodology prescribed in SFAS No. 123 over the related period of benefit.

     (o)  NET LOSS PER SHARE

     Basic net loss per share is computed on the basis of the weighted average number of shares outstanding for the reporting period including for 1998 reflecting LLC membership units as converted for the entire year using the actual ratio at incorporation. Diluted loss per share is computed on the basis of the weighted average number of common shares plus dilutive potential common shares outstanding using the treasury stock method. Potential dilutive common shares consists of shares issuable to holders of unexercised stock options and warrants outstanding and shares issuable upon conversion of preferred stock.

     Net loss per share applicable to common stockholders has been adjusted for the accretion of Series A preferred stock mandatory redemption obligation.

     (p)  OPERATING SEGMENTS

     The Company is principally engaged in the discovery and development of innovative diagnostics and immunotherapies for cancer and has a single operating segment as management reviews financial information on a consolidated basis for the purposes of making decisions and assessing the financial performance of the company.

     (q)  RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement, as amended, is effective for the Company beginning January 1, 2001. Effective January 1, 2001, the Company adopted SFAS No. 133 which establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. The adoption of SFAS No. 133 had no effect on the Company's consolidated financial position or results of operations.

(3) GOING CONCERN

     The Company has incurred losses from operations and has a deficit accumulated during the development stage which creates doubt that the Company may be able to continue as a going concern. The consolidated financial statements do not include any adjustments that might be necessary if the Company were unable to continue as a going concern.

     The Company will need to raise substantial additional funds to conduct the research and development activities, preclinical studies and clinical trials necessary to bring its product candidates to market. The Company intends to seek additional funding through public or private equity financings, strategic alliances with corporate collaborators or other sources. However, there is no assurance that such efforts will be successful and that adequate funds will be available to the Company.

                        NORTHWEST BIOTHERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1999 AND 2000

      (INFORMATION AS OF SEPTEMBER 30, 2001 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2000 AND 2001 IS UNAUDITED)

     The Company believes that its current cash balances, credit facilities, and proceeds from the contemplated initial public offering of common stock will be sufficient to meet its operating cash requirements and to fund budgeted capital expenditures in fiscal year 2001 and beyond. The Company's actual cash needs will depend on many unpredictable factors, including the time frame of successful development of an effective product, if ever, and the commercialization of such product all of which includes the regulatory approval process. The regulatory process is uncertain, includes extensive pre-clinical testing and clinical trials of each product in order to establish its safety and effectiveness, can take many years and requires the expenditure of substantial resources. As a result of these factors, the Company cannot predict accurately the amount or timing of future cash needs. If the Company cannot obtain sufficient cash if and when needed, the Company may be unable to fund all obligations as they become due or at all. Should the Company need to dispose of assets to generate cash, the Company can offer no assurance that the carrying values will be realizable upon liquidation outside the ordinary course of business. Any inability to obtain additional cash if and when needed could have a material adverse effect on its financial position, results of operations and the Company's ability to continue in existence.

(4) STOCKHOLDERS' DEFICIT, CONVERTIBLE PREFERRED STOCK, AND MANDATORILY REDEEMABLE CONVERTIBLE SERIES A PREFERRED STOCK

     (a)  MANDATORILY REDEEMABLE CONVERTIBLE SERIES A PREFERRED STOCK

     The Company issued a total of 500,000 LLC membership units in 1996 for a combination of cash and certain rights. The Company received cash of $3,000,000 for 100,000 mandatorily redeemable LLC membership units. The Company received rights to research and development revenues and future royalties under a license agreement in exchange for 100,000 LLC units. Other unit holders contributed research, know-how and intellectual property rights for their 300,000 LLC units. The contributed royalty rights and other intangibles were recorded at the contributing unit holders' reported book value, which was zero.

     During 1998, as part of the Company's reincorporation as a Delaware corporation, the 100,000 mandatorily redeemable LLC membership units were canceled and exchanged for 550,700 shares of Mandatorily Redeemable Series A Preferred Shares (Series A shares). The Series A shares are entitled to dividends at a rate of $0.08 per share per annum if and when declared by the Board of Directors and in preference to dividends paid to common stockholders. In the event of liquidation, the holders of the Series A shares are entitled to receive $5.447 per share held plus declared and unpaid dividends. Each share of the Series A Preferred Stock is convertible into one share of common stock at the holder's option and converts automatically upon an initial public offering (IPO) meeting certain criteria if not earlier redeemed. At the holder's request, the Series A shares may be redeemed between March 18, 1999 and March 18, 2002 with 60 days written notice for $5.447 per share plus an increasing redemption premium based on the prime rate plus 1%. The Company accounts for the difference between the carrying amount of the Series A shares and the redemption value by increasing the carrying amount for periodic accretion, so that the carrying amount will equal the redemption value, including amounts accrued under the redemption premium, at the redemption date.

     Also as part of the reincorporation, the 400,000 other LLC membership units were canceled and exchanged for 2,202,800 shares of common stock. 550,700 shares of common stock were issued to a

                        NORTHWEST BIOTHERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1999 AND 2000

      (INFORMATION AS OF SEPTEMBER 30, 2001 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2000 AND 2001 IS UNAUDITED)

     stockholder of which 275,350 shares were held in escrow subject to certain milestones being reached by the Company related to the originally contributed intellectual property of that stockholder. These shares were subsequently returned to the Company during 2000. See note 5(c).

     (b)  CONVERTIBLE PREFERRED STOCK AND 6% CONVERTIBLE PROMISSORY NOTES

     In September 1998, the Company sold 897,489 shares of Series B Preferred Stock at $2.33 per share resulting in proceeds, net of offering costs, of $2,088,330.

     During 1999, the Company sold 3,350,600 shares of Series C Preferred Stock at $2.50 per share resulting in proceeds, net of offering costs, of $7,647,122. In conjunction with the sale, the Company issued fully vested warrants to purchase 234,542 shares of Series C Preferred Stock to third parties for services performed related to the sale of the Series C shares. The warrants are exercisable at $2.50 per share and will expire upon the earlier of October 31, 2008 or a change of control of the Company. The fair value of the warrants was $394,031 on the date of grant determined using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%, risk-free interest rate of 6.55%, volatility of 50%, and an expected life of 9 years. The value of the warrants was recorded as a reduction in the proceeds from the sale of the Series C shares.

     The Company closed a private placement offering of $5,064,100, 6% convertible promissory notes (Notes) and warrants in May 2000 resulting in proceeds, net of financing costs, of $4,744,301. The Notes, including accrued interest, were required to be converted into shares of Series D Preferred Stock no later than January 1, 2001. The purchasers of the Notes also received fully vested warrants to purchase 1,064,895 shares of Series D Preferred Stock. The warrants are exercisable at $5.00 per share and expire upon the earlier of (i) January 31, 2004, (ii) an IPO, or (iii) a change of control of the Company. The fair value of the warrants was $4,038,525 on the date of grant determined using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%, risk-free interest rate of 6.23%, volatility of 96%, and an expected life of 5 years. The value of the warrants is included in interest expense in 2000.

     The Company recorded $1,025,575 as additional paid-in capital in 2000 for the beneficial conversion feature on the Notes. In accordance with the Emerging Issues Task Force Issue No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" (EITF 98-5), the beneficial conversion feature was limited to the proceeds allocated to the Notes after the initial allocation of the total proceeds to the warrants and Notes, and was charged to interest expenses over the term of the Notes.

     The Notes, plus accrued interest of $260,378, were converted at $5.00 per share into 1,064,895 shares of Series D Preferred Stock in December 2000. In the fourth quarter of 2000, the Company sold an additional 467,460 shares of the Series D Preferred Stock at $5.00 per share resulting in proceeds, net of offering costs, of $2,146,301. In conjunction with the sale, the Company issued 96,890 fully vested warrants to purchase shares of Series D Preferred Stock to third parties for services performed related to the sale of the Series D shares. The warrants are exercisable at $5.00 per share and will expire upon the earlier of April 30, 2010 or a change in control of the Company. The fair value of the warrants was $368,182 on the date of grant determined using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%, risk-free interest rate of 6.59%, volatility of 96%,

                        NORTHWEST BIOTHERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1999 AND 2000

      (INFORMATION AS OF SEPTEMBER 30, 2001 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2000 AND 2001 IS UNAUDITED)

     and an expected life of 5 years. The value of the warrants was recorded as a reduction in the proceeds from the sale of the Series D shares.

     Through May 15, 2001, the Company sold an additional 2,251,668 shares of Series D preferred stock at $5.00 per share resulting in proceeds, net of offering costs, of $11,258,340. From May 15 through September 30, 2001, the Company sold another 351,800 shares of Series D Preferred Stock at $5.00 per share resulting in additional proceeds, net of offering costs, of $1,291,510. In conjunction with the sale of the Series D preferred shares in 2001, the Company issued 227,093 fully vested warrants to purchase shares of Series D Preferred Stock to third parties for services performed related to the sale. The warrants are exercisable at $5.00 per share and will expire upon the earlier of (i) ten years from the issuance date, (ii) a change in control of the Company or (iii) an IPO. The fair value of the warrants was $1,062,135 on the date of grant determined using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%, risk-free interest rate of 6.00%, volatility of 108%, and an expected life of 10 years. The value of the warrants was recorded as a reduction in the proceeds from the sale of the Series D shares. Of the Series D preferred shares issued during the nine months ended September 30, 2001, 2,209,568 shares were issued with a conversion price which was less than the fair value of the common stock into which the Series D preferred stock is convertible. This beneficial conversion feature aggregated $4,273,566 and was charged as an increase to the net loss applicable to common stockholders immediately upon issuance of the related Series D preferred shares since the Series D shares are immediately convertible at the option of the stockholder. In August 2001, the Company eliminated the provision that the warrants would expire upon completion of an IPO as both the holders and the Company agreed that the original intent of the agreement was to not include this provision. This change resulted in no expense to the Company.

     The following is a summary of the significant terms of the Company's Series B, C and D Preferred Stock:

     Conversion

     Each share of Series B Preferred Stock is convertible, at the option of the holder, into approximately 1.93785 shares of the Company's common stock. Each share of Series C and D Preferred Stock is convertible, at the option of the holder, into one share of the Company's common stock. Additionally, shares of Series B, C and D Preferred Stock convert automatically into common stock upon consummation of an initial public offering of the Company's common stock in which gross proceeds exceed $7.5 million and are subject to redemption in the event of a liquidation or change in control of the Company.

     Voting

     Holders of Series B, C and D shares have voting rights equal to the number of shares of common stock into which the preferred stock is convertible.

     (c)  STOCK PURCHASE WARRANTS

     In connection with the founding of the Company, Northwest Hospital and Pacific Northwest Cancer Foundation, each received an option to purchase supplemental LLC membership interests in the Company. These options were exchanged in September 1998 for fully vested warrants to purchase an

                        NORTHWEST BIOTHERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1999 AND 2000

      (INFORMATION AS OF SEPTEMBER 30, 2001 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2000 AND 2001 IS UNAUDITED)

     aggregate of 1,101,402 shares of the Company's common stock (each party received 550,701 warrants). The foundation subsequently assigned its rights to the warrants to Northwest Hospital. These warrants are exercisable at $0.18 per share and expire upon the earlier of October 25, 2009 or a change in control of the Company.

     In September 2000, the Company issued 23,920 fully vested warrants to purchase shares of Series C Preferred Stock to the owner of the building in which it leases space in conjunction with signing a ten year lease. The warrants are exercisable at $2.50 per share and expire upon the earlier of
     (i) December 31, 2004, (ii) an IPO, or (iii) a change in control of the Company. The fair value of the warrants of $43,130, which is being amortized over the term of the lease, was determined on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%, risk-free interest rate of 5.92%, volatility of 96%, and an expected life of 4.3 years.

     A summary of stock purchase warrants outstanding at December 31, 2000 is as follows:

                                                                        WEIGHTED-
                                                                         AVERAGE
                                                           NUMBER       EXERCISE
                    TYPE OF WARRANT                      OUTSTANDING      PRICE
                    ---------------                      -----------    ---------
Common stock warrants..................................   1,111,402       $0.23
Series C preferred stock warrants......................     258,462        2.50
Series D preferred stock warrants......................   1,161,785        5.00

     All of the common and preferred stock warrants outstanding at December 31, 2000 are exercisable.

     (d)  STOCK OPTION PLANS

     The Company has a 1998 Stock Option Plan (1998 Plan) under which 413,025 shares of common stock have been reserved for stock option grants to employees, directors and consultants of the Company. As of December 31, 2000 and September 30, 2001, 43,342 and no shares, respectively, remained available for grant under the 1998 Plan. The Company also has a 1999 Executive Stock Option Plan (1999 Plan) under which 586,166 shares of common stock were reserved for issuance, none of which remained available for grant at December 31, 2000 and September 30, 2001.

     In June 2001, the Company adopted the 2001 Stock Option Plan (2001 Plan) and the 2001 Nonemployee Director Stock Incentive Plan (2001 Director
     Plan). Under the 2001 Plan, 1,800,000 shares of the Company's common stock have been reserved for grant of stock options to employees and consultants. Additionally, on January 1 of each year commencing January 1, 2002, the number of shares reserved for grant under the 2001 Plan will increase by the lesser of (i) 15% of the aggregate number of shares available for grant under the 2001 Plan or (ii) 300,000 shares. Under the 2001 Director Plan, 200,000 shares of the Company's common stock have been reserved for grant of stock options to nonemployee directors of the Company. As of September 30, 2001, 23,958 stock options have been granted under the 2001 Plan and no stock options have been granted under the 2001 Director Plan.

     The plans are administered by the Board of Directors, which determines the terms and conditions of the options granted, including exercise price, number of options granted and vesting period of such options. Options granted under the plans are generally priced at or above the estimated fair market value of the

                        NORTHWEST BIOTHERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1999 AND 2000

      (INFORMATION AS OF SEPTEMBER 30, 2001 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2000 AND 2001 IS UNAUDITED)

     Company's common stock on the date of grant and generally vest over four years. Compensation expense, if any, is charged over the period of service. All options, if not previously exercised or canceled, expire ten years from the date of grant, or the expiration date specified in the individual option agreement, if earlier.

     During the nine months ended September 30, 2001, the Company granted options to purchase an aggregate of 221,900 shares of common stock to various employees with exercise prices which were less than the fair value of the underlying common stock on the date of grant resulting in deferred compensation of $1,329,897.

     A summary of stock option activity is as follows:

                                                          OPTIONS OUTSTANDING
                                                      ---------------------------
                                                                      WEIGHTED
                                                      NUMBER OF       AVERAGE
                                                       SHARES      EXERCISE PRICE
                                                      ---------    --------------
Balance at December 31, 1997........................         --        $  --
  Granted...........................................    182,147         0.80
                                                      ---------        -----
Balance at December 31, 1998........................    182,147         0.80
  Granted...........................................    681,766         0.85
  Forfeited.........................................    (18,600)        0.56
                                                      ---------        -----
Balance at December 31, 1999........................    845,313         0.84
  Granted...........................................    114,336         1.09
  Exercised.........................................     (2,000)        0.50
  Forfeited.........................................     (3,800)        0.70
                                                      ---------        -----
Balance at December 31, 2000........................    953,849         0.86
  Granted...........................................    228,900         1.25
  Exercised.........................................     (3,132)        0.76
  Forfeited.........................................     (3,000)        1.25
                                                      ---------        -----
Balance at September 30, 2001.......................  1,176,617        $0.94
                                                      =========        =====

                        NORTHWEST BIOTHERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1999 AND 2000

      (INFORMATION AS OF SEPTEMBER 30, 2001 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2000 AND 2001 IS UNAUDITED)

     Total exercisable options to purchase common shares and their weighted average exercise prices per share at December 31, 1998, 1999 and 2000 were 66,742, 115,800 and 187,972 shares, and $0.80, $0.80 and $0.80, respectively. Additional information regarding stock options outstanding and exercisable at December 31, 2000 is as follows:

                              OPTIONS OUTSTANDING
                  -------------------------------------------
                                 WEIGHTED-                          OPTIONS EXERCISABLE
                                  AVERAGE                       ----------------------------
                                 REMAINING       WEIGHTED-                      WEIGHTED-
   RANGE OF         NUMBER      CONTRACTUAL       AVERAGE         NUMBER         AVERAGE
EXERCISE PRICES   OUTSTANDING   LIFE (YEARS)   EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
---------------   -----------   ------------   --------------   -----------   --------------
 $   0.50            54,300         8.2            $0.50           45,698         $0.50
 0.85 - 0.91        831,113         8.9             0.86          142,274          0.89
     1.25            68,436         9.9             1.25               --            --
 -------------      -------         ---            -----          -------         -----
0$.50 - 1.25...     953,849         8.9            $0.86          187,972         $0.80
 =============      =======         ===            =====          =======         =====

     Had the Company recognized the compensation cost of employee stock options based on the fair value of the options on the date of grant as prescribed by SFAS No. 123, the pro forma net loss available to common stockholders and net loss per share would have been adjusted to the pro forma amounts indicated below:

                                                 1998           1999            2000
                                              -----------    -----------    ------------
Net loss applicable to common stockholders,
  as reported...............................  $(5,047,998)   $(5,963,341)   $(13,209,585)
Net loss applicable to common stockholders,
  pro forma.................................   (5,056,195)    (6,020,172)    (13,271,666)
Basic and diluted net loss per share, as
  reported..................................        (2.29)         (2.71)          (6.35)
Basic and diluted net loss per share, pro
  forma.....................................        (2.30)         (2.73)          (6.38)

     The per share weighted average fair value of stock options granted during the years ended December 31, 1998, 1999 and 2000 was $0.18, $0.23 and $0.24, respectively, on the date of grant using the minimum-value method with the following assumptions:

                                                           1998       1999       2000
                                                          -------    -------    -------
Risk-free interest rate.................................    5.15%      6.55%      4.99%
Expected life...........................................  5 years    5 years    5 years
Expected volatility.....................................       0%         0%         0%
Dividend yield..........................................       0%         0%         0%

     For purposes of disclosing future SFAS No. 123 pro forma results, the fair value of stock options granted to employees after August 13, 2001, the date of the Company's initial filing of its registration statement with the Securities and Exchange Commission, will be measured using an option valuation method that considers expected volatility.

                        NORTHWEST BIOTHERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1999 AND 2000

      (INFORMATION AS OF SEPTEMBER 30, 2001 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2000 AND 2001 IS UNAUDITED)

     (e)  NET LOSS PER SHARE

     The following presents the reconciliation of the Company's reported net loss to net loss applicable to common stockholders used for basic and diluted net loss per share:

                                                                        NINE MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                         ----------------------------------------   --------------------------
                            1998          1999           2000          2000           2001
                         -----------   -----------   ------------   -----------   ------------
Net loss...............  $(4,719,438)  $(5,609,379)  $(12,779,221)  $(8,283,813)  $ (7,493,178)
Accretion of Series A
  preferred stock
  mandatory redemption
  obligation...........     (328,560)     (353,962)      (430,364)     (314,327)      (312,342)
Beneficial conversion
  feature of Series D
  preferred stock......           --            --             --            --     (4,273,566)
                         -----------   -----------   ------------   -----------   ------------
Net loss applicable to
  common
  stockholders.........   (5,047,998)   (5,963,341)   (13,209,585)   (8,598,140)   (12,079,086)
Weighted average common
  shares outstanding
  during the period
  used to compute basic
  and diluted net loss
  per share............    2,202,800     2,202,800      2,080,405     2,130,582      1,935,395
                         -----------   -----------   ------------   -----------   ------------
Basic and diluted net
  loss per share.......  $     (2.29)  $     (2.71)  $      (6.35)  $     (4.04)  $      (6.24)
                         ===========   ===========   ============   ===========   ============

     The following common stock equivalents on an as-converted basis were excluded from the calculation of diluted net loss per share as the effect would be antidilutive:

                                                                             NINE MONTHS ENDED
                                         YEARS ENDED DECEMBER 31,              SEPTEMBER 30,
                                    -----------------------------------    ----------------------
                                      1998         1999         2000         2000         2001
                                    ---------    ---------    ---------    ---------    ---------
    Common stock options..........    182,147      845,813      953,849      882,313    1,176,617
    Common stock warrants.........  1,101,402    1,101,402    1,111,402    1,111,402    1,111,402
    Convertible preferred stock...  2,289,898    5,640,498    7,172,853    5,640,498    9,776,321
    Convertible preferred stock
      warrants....................         --      234,542    1,420,247    1,323,357    1,697,340
    Convertible promissory note
      and accrued interest........         --           --           --    1,050,078      150,065

     (f)  EMPLOYEE STOCK PURCHASE PLAN

     In June 2001, the Company adopted an employee stock purchase plan to become effective upon consummation of an IPO and reserved 500,000 shares of common stock for issuance under this plan. Under this plan, employees may purchase up to 1,000 shares of the Company's common stock during

                        NORTHWEST BIOTHERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1999 AND 2000

      (INFORMATION AS OF SEPTEMBER 30, 2001 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2000 AND 2001 IS UNAUDITED)

     each six-month offering period commencing on April 1 and October 1 of each year. The purchase price of the common stock is equal to the lower of 85% of the market price on the first and last day of each offering period. As of September 30, 2001, no shares have been issued under the plan.

(5) RELATED PARTY TRANSACTIONS

     (a)  TRANSACTIONS WITH NORTHWEST HOSPITAL

     The Company has a $2,900,000 line of credit through the Hospital, a stockholder, of which $2,834,262 was outstanding at December 31, 1999 and 2000. Borrowings bear interest at the prime rate plus 1% (9.5% at December 31, 2000), becomes due upon the earlier of (i) June 30, 2001, (ii) consummation of an IPO or (iii) consummation of a significant merger or substantial sale of the Company's assets, and is secured by substantially all the assets of the Company, subordinated to the note payable to stockholder discussed in note 5(d). Interest expense related to the line of credit was $261,791, $241,764, $289,116, $215,033 and $169,509 for the
     years ended December 31, 1998, 1999 and 2000 and the nine months ended September 30, 2000 and 2001, respectively.

     Through 1999, the Company subleased office and laboratory space from the Hospital. Rent expense totaled $40,209 and $49,059 for 1998 and 1999, respectively. Also, the Company shares certain employees with the Hospital. The Company received reimbursement for shared employees totaling $101,619, $41,450 and $41,672 in 1998, 1999 and 2000, respectively, and paid expenses for shared employees totaling $53,079 in 1999. In 2000, the Hospital began subleasing office and laboratory space from the Company for which the Company received $146,597.

     The Hospital owns all of the Company's outstanding Series A preferred stock. In August 2001, the Company entered into an agreement whereby the Hospital agreed to not require redemption but allow for conversion of all of the outstanding Series A preferred stock upon completion of the IPO, to extend the line of credit through the earlier of June 30, 2002 or completion of the IPO, and to exercise its 1,101,402 common stock warrants in exchange for a $1.7 million fee. Such fee is considered to be a deemed dividend and will increase the net loss applicable to common stockholders.

     (b)  TRANSACTIONS INVOLVING PACIFIC NORTHWEST CANCER FOUNDATION

     In July 1996, the Pacific Northwest Cancer Foundation, then a member, entered into an agreement with Hybritech, a wholly owned subsidiary of Beckman Instruments, Inc., in which Hybritech licensed from the foundation the patent rights for the diagnostic in-vitro use of PSMA. As part of this agreement, the Pacific Northwest Cancer Foundation, was to receive research funding of $1,350,000, in three equal annual installments through April 1, 1999. The foundation then entered into another agreement in 1996 with the Company in which 75% of the research funding and all future royalties on sales received from Hybritech would be transferred to the Company in exchange for the Company performing certain research services. In 1998 and 1999, the Company recognized revenue of $337,500 and $84,375, respectively, based on the research activities performed by the Company under the agreement.

                        NORTHWEST BIOTHERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1999 AND 2000

      (INFORMATION AS OF SEPTEMBER 30, 2001 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2000 AND 2001 IS UNAUDITED)

     (c)  AGREEMENT WITH PROSTAGEN, INC.

     In July 1998, the Company acquired exclusive rights from Prostagen to manufacture and sell the PSMA protein in the Company's dendritic cell-based immunotherapy for prostate cancer, subject to contingent future milestone payments of $2,900,000.

     In connection with the Prostagen agreement, the Company issued 550,700 shares of the Company's common stock to a director of the Company who was also an affiliate of Prostagen with a controlling interest in Prostagen. The Company also paid the director $100,000 in connection with the Prostagen agreement. This director is also a senior partner in a law firm that provided legal services to the Company. During 1999, the Company paid approximately $157,000 to this law firm for services. In 1999, the director tendered his resignation from the Company.

     In June 1999, Cytogen Corporation (Cytogen) acquired all of the outstanding capital stock of Prostagen.

     In August 2000, the Company, Northwest Clinicals and Cytogen entered into a Release and Settlement Agreement which effectively terminated the agreement between the Company and Prostagen, including the $2.9 million of milestone payments that were to be paid to Prostagen. In addition, this agreement dissolved Northwest Clinicals with all of its assets going to the Company. The terms of the agreement also provided the release and return to the Company of 275,350 shares of common stock held in escrow for the above former director of the Company.

     Under the terms of a separate sublicense agreement, the Company obtained the right to make, use and sublicense PSMA. The sublicense agreement terms include milestone payments, which require the Company to pay Cytogen $250,000 after the first product approval, and another $750,000 to Cytogen in the form of a 2% royalty on the first two years of net product sales. In addition, the Company is to pay a 5% royalty to Cytogen on future net sales of products that include PSMA and agreed to make minimum annual payments of $10,000 to Cytogen until the commencement of a Phase III clinical trial involving PSMA.

     (d)  NOTE PAYABLE TO STOCKHOLDER

     In July 2000, the Company obtained $1.65 million in financing in the form of a promissory note from Holmes Harbor Company, Inc., a stockholder of the Company. The note was secured by substantially all assets of the Company and bore interest at 13% with interest only payments until due on July 11, 2001. Interest expense on the note amounted to approximately $102,000 for the year ended December 31, 2000.

     As an inducement to obtain the note, the Company issued fully vested warrants to purchase 10,000 shares of the Company's common stock to the stockholder. The warrants are exercisable at $5.50 per share and expire upon the earlier of July 10, 2010 or a change in control of the Company. The fair value of the warrants was $3,238 on the date of grant determined using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%, risk-free interest rate of 6.09%, volatility of 96%, and an expected life of 10 years. The fair value of the warrants was recorded as a discount on the note and is being amortized to interest expense over the term of the note.

     The note was restructured in April 2001. Under the terms of the restructured loan agreement, the Company repaid $825,000 plus accrued and unpaid interest. In addition, in settlement of the remaining

                        NORTHWEST BIOTHERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1999 AND 2000

      (INFORMATION AS OF SEPTEMBER 30, 2001 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2000 AND 2001 IS UNAUDITED)

     balance due, the Company issued a convertible promissory note in the amount of $825,000 and a ten-year warrant to purchase up to 50,000 shares of the Company's Series D preferred stock at an exercise price of $5.00 per share. The note is secured by substantially all of the assets of the Company, except for certain intellectual property, and bears interest at a rate of 13% per annum with quarterly principal and interest payments due beginning on September 30, 2001. Any unpaid principal and interest on the note shall be due in full on June 30, 2003. All obligations under the note are accelerated upon a change of control or completion of an IPO. The note is convertible into shares of the Company's Series D preferred stock at $5.00 per share at the option of the holder.

     The warrant vests as follows: 10,000 shares vest if the note is paid in full by June 30, 2001; 33,000 shares vest if the note is paid in full by June 30, 2002; and 50,000 shares vest if the note is paid in full after June 30, 2002. The warrants expire upon the earliest of (i) April 23, 2011,
     (ii) completion of an IPO; or (iii) a change in control. The fair value of the warrants was $224,935 on the date of grant determined using the Black-Scholes option pricing model and the probability that the warrants will vest. The following assumptions were used in the Black-Scholes calculation: expected dividend yield of 0%, risk free interest rate of 6.00%, volatility of 108%, and an expected life equal to the contractual term of 10 years. The fair value of the warrants was accounted for as a discount on the note and is being recognized as interest expense over the stated term of the note. Additionally, the Company recorded $455,935 as additional paid-in capital for the beneficial conversion feature on the note. The beneficial conversion amount was also accounted for as a discount on the note being charged to interest expenses over the term of the note.

     In August 2001, the stockholder entered into an agreement with the Company to convert the promissory note payable upon completion of the planned IPO in accordance with provisions of the original agreement and exercise the 33,000 warrants which were anticipated to have vested at the date of conversion.

(6) INCOME TAXES

     There was no income tax benefit attributable to net losses for 1998, 1999 and 2000. The difference between taxes computed by applying the U.S. federal corporate tax rate of 34% and the actual income tax provision in 1998, 1999 and 2000 is primarily the result of establishing a valuation allowance on the Company's deferred tax assets.

                        NORTHWEST BIOTHERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1999 AND 2000

      (INFORMATION AS OF SEPTEMBER 30, 2001 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2000 AND 2001 IS UNAUDITED)

     The tax effects of temporary differences and tax loss and credit carryforwards that give rise to significant portions of deferred tax assets at December 31 are comprised of the following:

                                                       1999           2000
                                                    -----------    -----------
Net operating loss carryforwards..................  $ 2,894,537    $ 5,576,190
Research and development credit carryforwards.....      328,249        484,146
Tax basis incorporation intangibles...............      740,633        677,338
Other.............................................       27,508         27,123
                                                    -----------    -----------
          Gross deferred tax assets...............    3,990,927      6,764,797
Less valuation allowance..........................   (3,990,927)    (6,764,797)
                                                    -----------    -----------
          Net deferred tax assets.................  $        --    $        --
                                                    ===========    ===========

     The increase in the valuation allowance for deferred tax assets for 1998, 1999 and 2000 of $894,087, $940,445 and $2,773,870, respectively, was due primarily to the inability to utilize net operating losses and research and development credits.

     At December 31, 2000, the Company had net operating loss carryforwards for income tax purposes of approximately $16,400,000 and unused research and development tax credits of approximately $484,146 available to offset future taxable income and income taxes, respectively, expiring through 2018. The Company's ability to utilize net operating loss and credit carryforwards is limited pursuant to the Tax Reform Act of 1986, due to cumulative changes in stock ownership in excess of 50%.

(7) SCIENTIFIC COLLABORATION ARRANGEMENTS

     In April 2001, the Company entered into a collaboration agreement with Medarex, Inc. (Medarex) to jointly research, development and commercialize HuRx(TM) therapeutic human monoclonal antibodies for certain cancer targets. Under the agreement, certain development costs will be incurred solely by each party as specified in the agreement and certain costs will be shared equally by each party. Either party has the right to elect not to participate in the joint development of antibodies to a given antigen target and receive instead certain milestone and royalty payments on net sales from the continuing party. The agreement terminates upon the later of one year after completion of the research activities thereunder, or the date on which neither party is exploiting any products developed thereunder. The agreement is also subject to termination if either party enters bankruptcy or breaches its material obligations thereunder.

     In conjunction with the collaboration agreement, Medarex purchased 800,000 shares of the Company's Series D preferred stock at $5.00 per share. Additionally, in the event the Company closes an IPO of its common stock, Medarex agreed to invest $3.5 million in the IPO at the same terms as the investors in the IPO. Medarex's obligation to invest in the IPO will terminate, at the option of Medarex, if either (i) the IPO has not closed within one year from the effective date of the agreement or (ii) as of the date of the closing of the IPO, the Company has not satisfactorily obtained certain licenses from third parties as specified in the collaboration agreement.

     The Company has also entered into other collaborative arrangements under which it may be obligated to pay royalties or milestone payments if product development is successful. It is not anticipated that the aggregate amount of any royalty or milestone obligations under these other arrangements will be material to the Company's operations.

                        NORTHWEST BIOTHERAPEUTICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        DECEMBER 31, 1998, 1999 AND 2000

      (INFORMATION AS OF SEPTEMBER 30, 2001 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 2000 AND 2001 IS UNAUDITED)

(8) COMMITMENTS AND CONTINGENCIES

     (a)  LEASE OBLIGATIONS

     The Company leases its facilities and certain equipment. Commitments for minimum rentals under noncancelable leases in effect as of December 31, 2000 are as follows net of sublease income of $227,096 and $188,991 in 2001 and 2002, respectively:

                                                 CAPITAL LEASES    OPERATING LEASES
                                                 --------------    ----------------
2001...........................................     $ 52,176         $   797,368
2002...........................................       58,246             923,081
2003...........................................       53,624           1,150,992
2004...........................................       27,382           1,191,276
2005...........................................       19,772           1,232,976
Thereafter.....................................           --           6,343,820
                                                    --------         -----------
     Total minimum lease payments..............      211,200         $11,639,513
                                                                     ===========
Less amount representing interest..............       13,000
                                                    --------
     Present value of minimum lease payments...      198,200
Less current portion...........................       50,176
                                                    --------
                                                    $148,024
                                                    ========

     Included in property and equipment are assets under capital leases totaling $90,366 and $250,592 and related accumulated amortization totaling $5,554 and $21,365 at December 31, 1999 and 2000, respectively.

     Rent expense was $42,069, $73,042 and $505,177 in 1998, 1999 and 2000,
     respectively, net of sublease income of $91,320 in 2000.

     (b)  LEGAL MATTERS

     The Company is involved from time to time in claims, proceedings and litigation arising in the normal course of business. The Company does not believe that any present claims, proceedings or litigation, either alone or in the aggregate, will have a material adverse effect on the Company's financial position or results of operations.

------------------------------------------------------
------------------------------------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
The Offering..........................    5
Summary Financial Data................    6
Risk Factors..........................    7
Forward-Looking Information...........   20
Use Of Proceeds.......................   21
Dividend Policy.......................   21
Capitalization........................   22
Dilution..............................   24
Selected Financial Data...............   25
Management's Discussion And Analysis
  Of Financial Condition And Results
  Of Operations.......................   26
Business..............................   31
Management............................   47
Related Party Transactions............   56
Principal Stockholders................   59
Description Of Capital Stock..........   61
Shares Eligible For Future Sale.......   64
Plan Of Distribution..................   66
Legal Matters.........................   69
Experts...............................   69
Change In Independent Auditors........   69
Where You Can Find Additional
  Information.........................   69
Index To Financial Statements.........  F-1

     THROUGH AND INCLUDING             , 2001 (THE 25TH DAY AFTER COMMENCEMENT
OF THIS OFFERING), FEDERAL SECURITIES LAW MAY REQUIRE ALL DEALERS SELLING SHARES OF OUR COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                3,500,000 SHARES

                                      LOGO
                                  COMMON STOCK
                         ------------------------------

                                   PROSPECTUS
                         ------------------------------
                             C.E. UNTERBERG, TOWBIN
                             FAHNESTOCK & CO. INC.
                           ROTH CAPITAL PARTNERS, LLC
                                         , 2001
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Other expenses in connection with the issuance and distribution of the securities registered by this prospectus, which will be paid by us, will be substantially as follows:

                            ITEM                                AMOUNT
                            ----                              ----------
Commission Registration Fee.................................  $   12,500
Nasdaq National Market Fee..................................      90,000
NASD Filing Fee.............................................       5,330
Blue Sky Fees and Expenses (Including Legal Fees)...........      25,000
Accounting Fees and Expenses................................     325,000
Legal Fees and Expenses.....................................     400,000
Printing and Engraving......................................     350,000
Registrar and Transfer Agent Fees...........................       5,000
Miscellaneous Expenses......................................      87,170
                                                              ----------
          Total.............................................   1,300,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article VIII of the Bylaws of the Company, in accordance with the provisions of Section 145 of the Delaware General Corporation Law, provides that the Company shall indemnify any person in connection with any threatened, pending or completed legal proceeding (other than a legal proceeding by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership or other enterprise against expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred in connection with such legal proceeding if such person acted in good faith and in a manner that such person reasonably believed to be in or not opposed to the best interests of the Company, and, in the case of any criminal action or proceeding, if such person had no reasonable cause to believe that his or her conduct was unlawful. If the legal proceeding is by or in the right of the Company, the director or officer may be indemnified by the Company against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such legal proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, except that such person may not be indemnified in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless a court determines otherwise.

     Section 8.6 of the Bylaws allows the Company to maintain director and officer liability insurance on behalf of any person who is or was a director or officer of the Company or such person who serves or served as a director, officer, employee or agent of another corporation, partnership or other enterprise at the request of the Company.

     Article VII of the Company's Fifth Amended and Restated Certificate of Incorporation, in accordance with Section 102(b)(7) of the Delaware General Corporation Law, provides that no director of the Company shall be personally liable to the Company or it stockholders for monetary damages for any breach of such director's fiduciary duty as a director; provided, however, that such clause shall not apply to any liability of a director (1) for any breach of such director's duty of loyalty to the Company or its stockholders, (2) for acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of the law, (3) under Section 174 of the Delaware General Corporation Law, or (4) for any transaction from which the director derived an improper personal benefit.

ITEM 15.   RECENT SALES OF UNREGISTERED SECURITIES

     In the three year period ended September 30, 2001, we have issued and sold unregistered securities as follows:

     On September 30, 1998, we completed a private equity financing in which we sold 897,489 shares of our series B convertible preferred stock to investors at a purchase price of $2.33 per share resulting in proceeds net of offering costs of $2,088,330 to 21 accredited purchasers and 1 non-accredited purchaser.

     On September 14, 1999, we completed a private equity financing in which we sold 3,350,600 shares of our series C convertible preferred stock to investors at a purchase price of $2.50 per share resulting in proceeds net of offering costs of $7,647,122.

     The Company closed a private placement offering of $5,064,100 principal amount 6% convertible promissory notes and warrants in May 2000, resulting in proceeds, net of financing costs, of $4,744,301.

     In July 2000, we issued a promissory note to Holmes Harbor Company, Inc. in the amount of $1,650,000 that was payable in full in July 2001 and accrued interest at a rate of 13% per annum. This loan was secured by substantially all of the Company's assets. In conjunction with the loan, the Company issued a warrant to purchase 10,000 shares of common stock at an exercise price of $5.50 per share and expiring on April 30, 2010. In April 2001, the note was restructured whereby the Company repaid $825,000 of principal plus accrued interest, and issued a convertible promissory note for the remaining $825,000 of principal. Simultaneously, the Company issued an additional warrant to purchase up to 33,000 shares of series D convertible preferred stock at an exercise price of $5.00 per share if we repay the outstanding loan and accrued interest on or before June 30, 2002 or up to 50,000 shares at $5.00 per share if we repay the balance thereafter.

     On April 24, 2001, we entered into a collaboration agreement with Medarex, Inc., pursuant to which we sold to Medarex 800,000 shares of our series D convertible preferred stock at a purchase price of $5.00 per share.

     On June 15, 2001, we completed a private equity financing in which we sold 3,070,928 shares of our series D convertible preferred stock to investors at a purchase price of $5.00 per share resulting in proceeds net of offering costs of $14,696,151 to 186 accredited purchasers. As a result of this financing, all existing convertible promissory notes, including both principal amount and interest accrued thereon, converted into an aggregate of 1,064,895 shares of our series D convertible preferred stock. C.E. Unterberg, Towbin acted as an underwriter for a portion of this financing.

     In August 2001, we entered into an agreement with Northwest Hospital, of which C. William Schneider, a member of our board of directors, is President and Chief Executive Officer, whereby Northwest Hospital agreed to exercise warrants to purchase 1,101,402 shares of our common stock at a purchase price of $198,252.

     From July 19, 1998, the date of the first issuance of options under our 1998 Stock Option Plan, through September 30, 2001, we granted stock options to purchase an aggregate of 1,207,149 shares of common stock, with exercise prices ranging from $0.50 to $1.25 per share, to employees, consultants and directors under our 1998 and 2001 Stock Option Plans, 1999 Executive Stock Option Plan and outside of such plans. Of the total options granted under these plans, options for an aggregate of 5,132 shares have been exercised, options for a total of 520,461 shares have vested and are outstanding, options for an aggregate of 25,400 shares have been canceled and options for an aggregate of 1,176,617 shares remain outstanding. The sales and issuances of these securities were exempt from registration under the Securities Act under Rule 701 promulgated thereunder on the basis that these options were offered and sold either under a written compensatory benefit plan or pursuant to written contracts relating to consideration, as provided by Rule 701.

     Unless otherwise indicated, the issuances and sales of common stock, preferred stock, convertible promissory notes and warrants to purchase our capital stock described above were exempt under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access to information about us.

ITEM 16.   LIST OF EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1++    Form of Underwriting Agreement.
 3.1++    Fifth Amended and Restated Certificate of Incorporation.
 3.2++    Bylaws of the Registrant.
 4.1++    Specimen Common Stock Certificate.
 5.1++    Opinion of Lane Powell Spears Lubersky LLP.
10.1+++   PSMA Sublicense Agreement by and between the Registrant and
          Cytogen Corporation.
10.2+++   Collaboration Agreement by and between the Registrant and
          Medarex, Inc.
10.3++    Development Agreement dated July 30, 1997 between the
          Registrant and Medarex, Inc.
10.4++    Employment Agreement dated February 2, 2001 between the
          Registrant and Daniel O. Wilds.
10.5++    Employment Agreement dated February 2, 2001 between the
          Registrant and Alton L. Boynton.
10.6++    Office Lease dated October 22, 1999 between the Registrant and Nexus Canyon Park LLC.
10.7++    Subordination, Nondisturbance and Attornment Agreement dated
          November 10, 1999 between the Registrant, Nexus Canyon Park
          LLC and Bank of America, N.A.
10.8++    Sublease Agreement dated as of September 1, 2000, between
          the Registrant and Northwest Hospital Department of
          Molecular Medicine.
10.9++    Loan Agreement dated April 24, 2001 between the Registrant and Holmes Harbor Company, Inc.
10.10++   Master Note for Line of Credit dated July 1, 1997 between
          the Registrant and Northwest Hospital.
10.11++   Amendment to Master Note for Line of Credit dated February
          1, 2000 between the Registrant and Northwest Hospital.
10.12++   Second Amendment to Master Note for Line of Credit dated
          August 9, 2001 between the Registrant and Northwest
          Hospital.
10.13++   Clinical Trial Agreement dated January 7, 2000 between the
          Registrant and the Regents of the University of California.
10.14++   Clinical Trial Agreement dated December 16, 1999 between the
          Registrant and the University of Texas, M.D. Anderson Cancer
          Center.
10.15++   1998 Stock Option Plan.
10.16++   1999 Executive Stock Option Plan.
10.17++   2001 Stock Option Plan.
10.18++   2001 Nonemployee Director Stock Incentive Plan.
10.19++   Employee Stock Purchase Plan
10.20++   Amended and Restated Investors' Rights Agreement dated March
          1999.
10.21++   Series D Investors' Rights Agreement dated October 2000.
10.22++   Clinical Trial Agreement dated August 22, 2001 between the
          Registrant and the Regents of the University of California.
10.23++   Agreement dated April 4, 2001 by and between the Registrant and the Regents of the University of California.
10.24+    Master Laboratory Services Agreement dated November 21, 2001 by and between the Registrant and Quintiles Laboratories
          Limited.
16.1++    Letter of Arthur Andersen dated August 9, 2001.
16.2++    Letter of Arthur Andersen dated September 21, 2001.
23.1      Consent of KPMG LLP, Independent Auditors.
23.2++    Consent of Lane Powell Spears Lubersky LLP (contained in
          exhibit 5.1).
24.1++    Powers of Attorney (included on signature page of
          Registration Statement).

---------------
+ Confidential treatment has been requested for portions of this exhibit

++ Previously filed.

ITEM 17.   UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     The undersigned registrant hereby undertakes.

          (1) That for purposes of determining any liabilities under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) That for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 5 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seattle, State of Washington, on December 7, 2001.


                                          NORTHWEST BIOTHERAPEUTICS, INC.

                                          By: /s/ DANIEL O. WILDS
                                            ------------------------------------
                                                   Daniel O. Wilds
                                            ------------------------------------
                                              Its:  Chairman of the Board,
                                                   President
                                              ----------------------------------
                                                    and Chief Executive Officer
                                              ----------------------------------


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 5 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:



                   SIGNATURE                               TITLE                          DATE
                   ---------                               -----                          ----

              /s/ DANIEL O. WILDS                  Chairman of the Board            December 7, 2001
------------------------------------------------       of Directors,
                Daniel O. Wilds                      President, Chief
                                                   Executive Officer and
                                                    Director (Principal
                                                    Executive Officer)

                       *                           Controller (Principal            December 7, 2001
------------------------------------------------       Financial and
                 Larry Richards                     Accounting Officer)

                       *                                 Director                   December 7, 2001
------------------------------------------------
            Alton L. Boynton, Ph.D.

                       *                                 Director                   December 7, 2001
------------------------------------------------
         Randall L-W. Caudill, D.Phil.

                       *                                 Director                   December 7, 2001
------------------------------------------------
              George P. Hutchinson

                       *                                 Director                   December 7, 2001
------------------------------------------------
               Haakon Ragde, M.D.

                       *                                 Director                   December 7, 2001
------------------------------------------------
              C. William Schneider

            *By: /s/ DANIEL O. WILDS
   ------------------------------------------
                Daniel O. Wilds
              As Attorney-In-Fact

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1++    Form of Underwriting Agreement.
 3.1++    Fifth Amended and Restated Certificate of Incorporation.
 3.2++    Bylaws of the Registrant.
 4.1++    Specimen Common Stock Certificate.
 5.1++    Opinion of Lane Powell Spears Lubersky LLP.
10.1+++   PSMA Sublicense Agreement by and between the Registrant and
          Cytogen Corporation.
10.2+++   Collaboration Agreement by and between the Registrant and
          Medarex, Inc.
10.3++    Development Agreement dated July 30, 1997 between the
          Registrant and Medarex, Inc.
10.4++    Employment Agreement dated February 2, 2001 between the
          Registrant and Daniel O. Wilds.
10.5++    Employment Agreement dated February 2, 2001 between the
          Registrant and Alton L. Boynton.
10.6++    Office Lease dated October 22, 1999 between the Registrant and Nexus Canyon Park LLC.
10.7++    Subordination, Nondisturbance and Attornment Agreement dated
          November 10, 1999 between the Registrant, Nexus Canyon Park
          LLC and Bank of America, N.A.
10.8++    Sublease Agreement dated as of September 1, 2000, between
          the Registrant and Northwest Hospital Department of
          Molecular Medicine.
10.9++    Loan Agreement dated April 24, 2001 between the Registrant and Holmes Harbor Company, Inc.
10.10++   Master Note for Line of Credit dated July 1, 1997 between
          the Registrant and Northwest Hospital.
10.11++   Amendment to Master Note for Line of Credit dated February
          1, 2000 between the Registrant and Northwest Hospital.
10.12++   Second Amendment to Master Note for Line of Credit dated
          August 9, 2001 between the Registrant and Northwest
          Hospital.
10.13++   Clinical Trial Agreement dated January 7, 2000 between the
          Registrant and the Regents of the University of California.
10.14++   Clinical Trial Agreement dated December 16, 1999 between the
          Registrant and the University of Texas, M.D. Anderson Cancer
          Center.
10.15++   1998 Stock Option Plan.
10.16++   1999 Executive Stock Option Plan.
10.17++   2001 Stock Option Plan.
10.18++   2001 Nonemployee Director Stock Incentive Plan.
10.19++   Employee Stock Purchase Plan
10.20++   Amended and Restated Investors' Rights Agreement dated March
          1999.
10.21++   Series D Investors' Rights Agreement dated October 2000.
10.22++   Clinical Trial Agreement dated August 22, 2001 between the
          Registrant and the Regents of the University of California.
10.23++   Agreement dated April 4, 2001 by and between the Registrant and the Regents of the University of California.
10.24+    Master Laboratory Services Agreement dated November 21, 2001 by and between the Registrant and Quintiles Laboratories
          Limited.
16.1++    Letter of Arthur Andersen dated August 9, 2001.
16.2++    Letter of Arthur Andersen dated September 21, 2001.
23.1      Consent of KPMG LLP, Independent Auditors.
23.2++    Consent of Lane Powell Spears Lubersky LLP (contained in
          exhibit 5.1).
24.1++    Powers of Attorney (included on signature page of
          Registration Statement).

---------------
+ Confidential treatment has been requested for portions of this exhibit

++ Previously filed.